2025
ANNUAL REPORT

The best just got better (again)

AMERICAN® OUTDOOR BRANDS

Dear **Shareholders,**

Fiscal 2025 marked a pivotal chapter in the American Outdoor Brands story. Our performance not only exceeded expectations— it delivered compelling evidence that the roots of our long-term strategy have taken hold. Across all key metrics, we saw outperformance fueled by innovation, disciplined execution, and the leveraging of our agile platform. Perhaps most importantly, we continued to demonstrate that our brands have significant runway for growth—expanding their reach into new categories, customers, and geographies.

At the core of everything we do is our mission—to deliver innovative solutions for the moments that matter. This could be on the lake, in the woods, or at home on the patio. This mission is anchored in a clear and compelling vision—to reshape how consumers engage with, and experience, their favorite outdoor activities. Since our spinoff in 2020, we have been dedicated to building a focused, agile business that brings our mission and vision to life. We have done this by creating repeatable innovation, expanding distribution, elevating awareness of our brands, strengthening margins, and laying the groundwork for long-term sustainable value— even in the face of a dynamic external environment. We believe our achievements in fiscal 2025 clearly demonstrated the result of that focus:

- Net sales growth of over 10%
- Gross margin growth of 60 basis points
- Adjusted EBITDA growth of 81%
- Double digit growth in our Outdoor Lifestyle Category, and
- Double digit growth in our traditional and international sales channels

grilla®
PIE-RO™

Grilla's first pizza oven expands the brand into a new product category. The Grilla PIE-RO™ is the first self-monitoring, pellet-fed, outdoor pizza oven with a rotating stone that eliminates burn spots and delivers true wood-fired flavor and perfectly balanced baking with the push of a button — all in as little as 2 minutes.

Our performance this year is the direct result of our relentless commitment to innovation. By continually introducing differentiated, IP-protected products that resonate with outdoor consumers, we have not only fortified the strength of our brands, but also deepened our partnerships with key retailers who seek instant, "turn-key" access to a portfolio of brands that drives foot traffic and pull-through. Over the course of the year, we launched a range of standout new products that reflect both the strength and breadth of our innovation pipeline.

The momentum we experienced in fiscal 2025 was not isolated to any one product—it was consistent and broad-based. Our new products, combined with continued demand for established product offerings from our other leading brands, such as MEAT! Your Maker and BOG, drove our net sales results throughout the year. This demand proved especially meaningful as the year progressed and broader concerns emerged around inflation, shifting consumer behavior, and the impact of tariff-driven price increases. We believe external pressures, including newly enacted tariff policies, prompted many retailers to accelerate orders late in our fiscal year. These dynamics likely contributed to some demand pull-forward but also reflect their confidence in our ability to deliver innovation and drive category growth.

Despite certain macroeconomic factors, we believe the momentum from fiscal 2025 points to something deeper than short-term market noise. It reflects a durable consumer affinity for our brands and a growing recognition of the differentiated value we bring to the outdoor market.

This August, we celebrate five years as a standalone public Company—a milestone that reflects not just the passage of time, but the transformation we have driven. Looking back, we are incredibly proud of how far we have come. When we first set out on this journey, our net sales came primarily from the shooting sports industry in the U.S. domestic market, and we distributed the bulk of our products through traditional brick and mortar retailers.

We set a bold strategy to evolve into an innovation-driven Company that delivers sustained growth, with expanded reach into diverse markets and across multiple distribution channels. So, let's look at where we are today:

- Outdoor Lifestyle vs. Shooting Sports: Outdoor Lifestyle has grown from 46% of net sales in FY20 to 57% today
- International vs. Domestic: International has grown from 4% of net sales in FY20 to over 6% today
- e-Comm vs. Traditional: e-Comm has grown from 32% in FY20 to 38% today
- We have added two new brands to our portfolio: MEAT! Your Maker and Grilla. One developed and launched entirely in-house, the other acquired, and both of which significantly expanded our direct-to-consumer sales from roughly 3% in FY20 to over 13% of our total net sales today
- Sales from new products introduced since FY20 have delivered a five-year compound annual growth rate of over 40%, while combining to represent roughly 50% of our net sales in FY25

- We took steps to protect future revenue, securing 170 new patents, growing our patent portfolio by over 65%
- We have generated what we believe is the strongest new product pipeline in our Company's history
- And, our business model—designed to be agile and asset-light—is yielding meaningful operating leverage

These shifts reflect our evolution from a U.S.-centric, shooting sports Company to a diversified, innovation-led portfolio of outdoor lifestyle brands with expanded global reach.

As we look ahead, we remain vigilant amid an evolving tariff landscape. Drawing from the playbook we developed in response to the 301 tariffs, which were first introduced in 2018, we are proactively addressing potential headwinds through flexible sourcing strategies, and close collaboration across our global supply chain—actions designed to uphold our product quality and margin integrity. These efforts have fortified our supplier relationships and enhanced our agility in navigating a complex global environment. Our innovation velocity, operational discipline, and strong vendor partnerships form the foundation of our resilience and long-term value creation. With this foundation in place, we enter fiscal 2026 with confidence—fueled by the strength of our innovation engine, supported by the agility of our business design, and grounded in a strategy built for sustainable value creation.

Before closing, we would like to recognize the people behind our achievements. At AOB, our values of honesty, respect, responsibility, discipline, collaboration, open-mindedness, and resourcefulness are more than just words. These values shape how we operate, how we lead, and how we show up for one another and for our customers. We are proud of our team's resilience, commitment, and drive to build something enduring, and we believe their passion and purpose has created a unique culture of extreme ownership and performance. Together, their contributions throughout fiscal 2025 helped us deliver solid results and move toward an exciting future. We also thank you, our shareholders, for your continued support and confidence in our Company.



Brian D. Murphy
President,
Chief Executive Officer,
Director



Barry M. Monheit
Chairman of the Board



BUBBA®
SFS LITE™

Our latest smart fish scale introduces BUBBA's gamification platform to a broader market of everyday anglers at an attractive price point. Designed to enhance BUBBA's appeal as a lifestyle brand across both freshwater and saltwater markets, the SFS Lite extends the reach of our subscription model to over 50 million anglers in the U.S.



CALDWELL®
CLAYCOPTER™

This revolutionary new target system for shotgun sports combines a handheld electric thrower with biodegradable discs, making range visits easier, more exciting, and more environmentally friendly, redefining the market for target shooting and adding a new consumable to our Caldwell lineup.

Fiscal 2025
Financial Highlights

We achieved strong financial results in fiscal 2025, exceeding our expectations for both net sales and profitability. We benefited from healthy demand across our portfolio, driven by recent new product launches and strong retail engagement. Our performance throughout the year reflected consistent operating discipline, gross margin expansion, and improved profitability. In line with our commitment to shareholder value, we repurchased approximately 374,000 shares during the year. We ended fiscal 2025 with a very strong, debt-free balance sheet, $23.4 million in cash, and $113.4 million in available capital.

Full year net sales were $222.3 million, an increase of $21.2 million, or 10.6%, compared with net sales of $201.1 million for the prior year. Our outdoor lifestyle sales increased by 16.2% and shooting sports sales increased by 3.8% compared to fiscal 2024, driven mainly by increased net sales in our hunting, shooting accessories, meat processing, and fishing product categories. We also delivered growth in every sales channel for fiscal 2025, including our traditional and e-commerce channels, as well as our domestic and international channels.

Full year gross margin was 44.6%, an increase of 60 basis points, from gross margin of 44.0% for the prior year. The increase was mainly due to higher net sales volumes, partially offset by product and customer mix and higher tariff, freight, and duty expenses from increased inventory purchases early in the year. Our long-term target for gross margins remains in the mid-40's, and our fiscal 2025 results were right on track.

Full year GAAP net loss was $77,000, or ($0.01) per diluted share, compared with a GAAP net loss of $12.2 million, or ($0.94) per diluted share, last year. Full year non-GAAP net income was $10.0 million, or $0.76 per diluted share, compared with non-GAAP net income of $4.3 million, or $0.32 per diluted share, for the prior year. GAAP to non-GAAP adjustments for net income exclude acquired intangible amortization, stock compensation, technology implementation, non-recurring inventory reserve adjustment, emerging growth status transition costs, tariff drawback adjustment, and other costs. Full year Adjusted EBITDA was $17.7 million, or 7.9% of net sales, compared with Adjusted EBITDA of $9.8 million, or 4.9% of net sales, for the prior year. For a detailed reconciliation, see the schedules that follow.



$23.4 M
Cash Balance

44.6%
FY25 Gross Margin

$222.3 M
FY25 Net Sales

$10.0 M
FY25 Non-GAAP Net Income

The goal is simple – leave the land better than you found it

Reconciliation of U.S. GAAP to
Non-GAAP Financial Measures

In this annual report, certain non-GAAP financial measures, including "non-GAAP net income," "non-GAAP income per share diluted," and "Adjusted EBITDA" are presented. From time-to-time, the Company considers and uses these non-GAAP financial measures as supplemental measures of operating performance in order to provide the reader with an improved understanding of underlying performance trends. The Company believes it is useful for itself and the reader to review, as applicable, both (1) GAAP measures that include (i) amortization of acquired intangible assets, (ii) stock compensation, (iii) technology implementation, (iv) non-recurring inventory reserve adjustment, (v) emerging growth status transition costs, (vi) tariff drawback adjustment, (vii) income tax adjustments, (viii) interest income, (ix) income tax expense/(benefit), and (x) depreciation and amortization; and (2) the non-GAAP measures that exclude such information. The Company presents these non-GAAP measures because it considers them an important supplemental measure of its performance and believes the disclosure of such measures provides useful information to investors because it is frequently used by analysts, investors, and other interested parties to evaluate companies in its industry. The Company uses non-GAAP measures to supplement GAAP measures of performance to evaluate the effectiveness of its business strategies, to make budgeting decisions, and to neutralize its capitalization structure to compare the Company's performance against that of other peer companies using similar measures, especially companies that are private. The Company also uses non-GAAP measures to supplement GAAP measures of performance to evaluate its performance in connection with compensation decisions. The Company believes it is useful to investors and analysts to evaluate this non-GAAP measure on the same basis used to evaluate its operating results. The Company's definition of these adjusted financial measures may differ from similarly named measures used by others. The Company believes these measures facilitate operating performance comparisons from period to period by eliminating potential differences caused by the existence and timing of certain expense items that would not otherwise be apparent on a GAAP basis. These non-GAAP measures have limitations as an analytical tool and should not be considered in isolation or as a substitute for the Company's GAAP measures. The principal limitations of these measures are that they do not reflect the Company's actual expenses and may thus have the effect of inflating its financial measures on a GAAP basis.

American Outdoor Brands, Inc. and Subsidiaries Reconciliation of GAAP Net Loss to Non-GAAP Adjusted EBITDA

(IN THOUSANDS) (UNAUDITED)

	For the years ended April 30,	
	2025	**2024**
GAAP Net Loss	$ (77)	$ (12,248)
Interest Income	(60)	(39)
Income Tax Expense/(Benefit)	123	(70)
Depreciation and Amortization	13,179	16,005
Stock Compensation	3,500	4,075
Technology Implementation	—	465
Tariff Drawback Adjustment	—	1,113
Non-Recurring Inventory Reserve	444	—
Emerging Growth Status Transition Costs	458	—
Other	100	468
NON-GAAP ADJUSTED EBITDA	**$ 17,667**	**$ 9,769**

American Outdoor Brands, Inc. and Subsidiaries Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures

(IN THOUSANDS, EXCEPT PER SHARE DATA) (UNAUDITED)

	For the years ended April 30,	
	2025	**2024**
GAAP GROSS PROFIT	$ 99,264	$ 88,426
Non-Recurring Inventory Reserve Adjustment	444	—
Tariff Drawback Adjustment	—	1,113
NON-GAAP GROSS PROFIT	$ 99,708	$ 89,539
GAAP OPERATING EXPENSES	$ 99,418	$ 100,923
Amortization of Acquired Intangible Assets	(8,475)	(11,842)
Stock Compensation	(3,500)	(4,075)
Technology Implementation	—	(465)
Emerging Growth Status Transition Costs	(458)	—
Other	(100)	(468)
NON-GAAP OPERATING EXPENSES	$ 86,885	$ 84,073
GAAP OPERATING LOSS	$ (154)	$ (12,497)
Amortization of Acquired Intangible Assets	8,475	11,842
Stock Compensation	3,500	4,075
Non-Recurring Inventory Reserve Adjustment	444	—
Technology Implementation	—	465
Tariff Drawback Adjustment	—	1,113
Emerging Growth Status Transition Costs	458	—
Other	100	468
NON-GAAP OPERATING INCOME	$ 12,823	$ 5,466
GAAP NET LOSS	$ (77)	$ (12,248)
Amortization of Acquired Intangible Assets	8,475	11,842
Stock Compensation	3,500	4,075
Non-Recurring Inventory Reserve Adjustment	444	—
Technology Implementation	—	465
Tariff Drawback Adjustment	—	1,113
Emerging Growth Status Transition Costs	458	—
Other	100	468
Income Tax Adjustments	(2,872)	(1,369)
NON-GAAP NET INCOME	$ 10,028	$ 4,346
GAAP NET LOSS PER SHARE - DILUTED	$ (0.01)	$ (0.94)
Amortization of Acquired Intangible Assets	0.66	0.91
Stock Compensation	0.27	0.31
Non-Recurring Inventory Reserve Adjustment	0.03	—
Technology Implementation	—	0.03
Tariff Drawback Adjustment	—	0.09
Emerging Growth Status Transition Costs	0.04	—
Other	—	0.04
Income Tax Adjustments	(0.22)	(0.11)
NON-GAAP NET INCOME PER SHARE - DILUTED	$ 0.76 [a]	$ 0.32 [a]

(a) Non-GAAP net income per share does not foot due to rounding.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 30, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD**

Commission File Number 001-39366

American Outdoor Brands, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**84-4630928**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

1800 North Route Z
Columbia, Missouri 65202
(800) 338-9585

(Address including zip code, and telephone number, including areas code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	*(Trading Symbol(s))*	*(Name of each exchange on which registered)*
Common Stock, par value $0.001 per share	**AOUT**	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates of the registrant (13,981,108 shares) based on the last reported sale price of the registrant's Common Stock on the Nasdaq Global Select Market on October 31, 2024, which was the last business day of the registrant's most recently completed second fiscal quarter, was $119,119,040. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

The number of shares of Registrant's Common Stock outstanding as of June 24, 2025 was 12,757,954.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of the Form 10-K.

AMERICAN OUTDOOR BRANDS, INC. AND SUBSIDIARIES
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended April 30, 2025

TABLE OF CONTENTS

EX-21.1
EX-23.1
EX-31.1
EX-31.2
EX-32.1
EX-32.2

Accumax®, BOG®, BUBBA®, Caldwell®, Claymore®, Deadshot®, Deathgrip®, Delta Series®, Don't Be Outdoorsy – Be Outdoors®, E-MAX®, Engineered for the Unknown®, F.A.T. Stix®, F.A.T. Wrench®, Fieldpod®, Flex-Change®, Frankford Arsenal®, Golden Rod®, Grilla®, Grilla Grills®, Hooyman®, Imperial®, Intellidropper®, Kong®, Lead Sled®, Lockdown®, Lockdown Logic®, Lockdown Puck®, Mag Charger®, Mammoth®, MEAT! Your Maker®, Nope Rope®, NXT®, Old Timer®, Orange Peel®, Paddoc®, Pile Driver®, Primate®, Schrade®, Sharpfinger®, Silverbac®, Tipton®, Treepod®, Triple Play®, Tunnel Vision®, Uncle Henry®, Unmatched Accuracy at the Bench and in the Field®, ust®, Velociradar®, Wheeler®, XLA®, Your Land. Your Legacy®, Brushline®, Crimson Trace®, Hardline®, Lasergrips®, Laserguard®, LaserLyte®, Lasersaddle®, Lightguard®, Night Guard®, and Rail Master® are some of the registered U.S. trademarks of our company or one of our subsidiaries. AOB Products Company™, AutoTorque™, ClayCopter™, Dock and Unlock™, Grilla Pie-Ro™, From Niche to Known™, Nightcap™, MEAT!™, PullPup™, RIG™, Secure Your Lifestyle™, The Ultimate Lifestyle™, and Water to Plate™ are some of the unregistered trademarks of our company or one of our subsidiaries. Trademarks licensed to us by Smith & Wesson Brands, Inc. in connection with the manufacture, distribution, marketing, advertising, promotion, merchandising, shipping, and sale of certain licensed accessory product categories include M&P®, Performance Center®, and Smith & Wesson®, among others. This report also may contain trademarks and trade names of other companies.

This report includes market and industry data that we obtained from industry publications, third-party studies and surveys, government agency sources, filings of public companies in our industry, and internal company surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the foregoing industry and market data to be reliable at the date of the report, this information could prove to be inaccurate as a result of a variety of matters.

Statement Regarding Forward-Looking Information

The statements contained in this Annual Report on Form 10-K that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical facts contained or incorporated herein by reference in this Annual Report on Form 10-K, including statements regarding our future operating results, future financial position, business strategy, objectives, goals, plans, prospects, markets, and plans and objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "estimates," "expects," "intends," "suggests," "targets," "contemplates," "projects," "predicts," "may," "might," "plan," "would," "should," "could," "may," "can," "potential," "continue," "objective," or the negative of those terms, or similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. Specific forward-looking statements in this Annual Report on Form 10-K include statements regarding the following:

- our expectation that the unrecognized compensation expense related to unvested restricted stock units, or RSUs, and performance-based restricted stock units, or PSUs, will be recognized over a weighted average remaining contractual term of one year;
- our intention to vigorously defend ourselves in the lawsuits to which we are subject;
- the possibility that an unfavorable outcome of litigation or prolonged litigation could harm our business;
- the consolidated financial statements may not be indicative of our future performance;
- our belief that our future ability to fund our operating needs will depend on our future ability to generate positive cash flow from operations and obtain financing on acceptable terms;
- our belief we will meet known or reasonably likely future cash requirements through the combination of cash flows from operating activities, available cash balances, and available borrowings through our existing $75 million credit facility;
- our expectation that our overall cost of debt funding may increase and decrease the overall debt capacity and commercial credit available to us;
- our future capital requirements depend on many factors, including net sales, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, and any acquisitions or strategic investments that we may determine to make;
- the possibility that our ability to take advantage of unexpected business opportunities or to respond to competitive pressures could be limited or severely constrained if sufficient funds are not available or are not available on acceptable terms;
- our expectation to continue to utilize our cash flows to invest in our business, including research and development for new product initiatives; hire additional employees; fund growth strategies, including any potential acquisitions; repay any indebtedness we may incur over time; and repurchase our common stock if we have authorization to do so; and
- the possibility that increased demand for sourced products in various industries and other transportation disturbances could cause delays at various U.S. ports, which could delay the timing of receipt or cost of our products.

A number of factors could cause our actual results to differ materially from those indicated by the forward-looking statements. Such factors include, among others, the following:

- potential disruptions in our suppliers' ability to source the raw materials necessary for the production of our products, disruptions and delays in the manufacture of our products, and difficulties encountered by retailers and other components of the distribution channel for our products;
- lower levels of consumer spending in general and specific to our products or product categories;
- our ability to introduce new products that are successful in the marketplace;
- interruptions of our arrangements with third-party contract manufacturers and freight carriers that disrupt our ability to fill our customers' orders;
- increases in costs or decreases in availability of finished products, components, and raw materials;
- our ability to maintain or strengthen our brand recognition and reputation;
- our ability to forecast demand for our products accurately;
- our ability to continue to expand our e-commerce business;
- our ability to compete in a highly competitive market;
- our dependence on large customers;
- our ability to attract and retain talent;

- pricing pressures by our customers;
- our ability to collect our accounts receivable;
- the potential for product recalls, product liability, and other claims or lawsuits against us;
- our ability to protect our intellectual property;
- inventory levels, both internally and in the distribution channel, in excess of demand;
- our ability to identify acquisition candidates, to complete acquisitions of potential acquisition candidates, to integrate acquired businesses with our business, to achieve success with acquired companies, and to realize the benefits of acquisitions in a manner consistent with our expectations;
- the performance and security of our information systems;
- our ability to comply with any applicable foreign laws or regulations and the effect of any increased protective tariffs;
- economic, social, political, legislative, and regulatory factors, such as the impact from changing economic policies, tariffs and supply chain constraints;
- the potential for increased regulation of firearms and firearms-related products;
- future investments for capital expenditures, liquidity and anticipated cash needs and availability;
- the potential for impairment charges;
- estimated amortization expense of intangible assets for future periods;
- actions of social or economic activists that could, directly or indirectly, have an adverse effect on our business;
- disruptions caused by social unrest, including related protests or disturbances;
- our assessment of factors relating to the valuation of assets acquired and liabilities assumed in acquisitions, the timing for such evaluations, and the potential adjustment in such evaluations; and
- other factors detailed from time to time in our reports filed with the Securities and Exchange Commission, or the SEC, including information contained herein.

All forward-looking statements included herein are based on information available to us as of the date hereof and speak only as of such date. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. The forward-looking statements contained in or incorporated by reference into this Annual Report on Form 10-K reflect our views as of the date of this Annual Report on Form 10-K about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements.

We are subject to the informational requirements of the Exchange Act, and we file or furnish reports, proxy statements, and other information with the SEC. Such reports and other information we file with the SEC are available free of charge at *https://ir.aob.com/financial-information/sec-filings* as soon as practicable after such reports are available on the SEC's website at *sec.gov*. The SEC's website contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

PART I

Item 1. *Business*

General

We are a leading provider of outdoor lifestyle products and shooting sports accessories encompassing hunting, fishing, meat processing, outdoor cooking, camping, shooting, and personal security and defense products for rugged outdoor enthusiasts. We conceive, design, source, and sell our outdoor lifestyle products, including premium sportsman knives and tools for fishing and hunting; land management tools for hunting preparedness and for use in the backyard; products used while hunting; meat processing equipment; outdoor cooking products; and camping, survival, and emergency preparedness products. We conceive, design, produce or source, and sell our shooting sports accessories, such as rests, vaults, and other related accessories; electro-optical devices, including hunting optics, firearm aiming devices, flashlights, and laser grips; and reloading, gunsmithing, and firearm cleaning supplies. We develop and market all our products as well as manufacture some of our electro-optics products at our facility in Columbia, Missouri. We also contract for the manufacture and assembly of most of our products with third parties located in Asia.

We focus on our brands and the establishment of product categories in which we believe our brands will resonate strongly with the activities and passions of consumers and enable us to capture an increasing share of our overall addressable markets. Our owned brands include BOG, BUBBA, Caldwell, Crimson Trace, Frankford Arsenal, Grilla, Hooyman, Imperial, LaserLyte, Lockdown, MEAT! Your Maker, Old Timer, Schrade, Tipton, Uncle Henry, ust, and Wheeler, and we license additional brands for use in association with certain products we sell, including M&P, Smith & Wesson, and Performance Center by Smith & Wesson. In focusing on the growth of our brands, we organize our product development, customer service, and marketing teams into four brand lanes, each of which focuses on one of four distinct consumer verticals – Adventurer, Harvester, Marksman, and Defender – with each of our brands included in one of the brand lanes.

- Our Adventurer brands include products that help enhance consumers' fishing, outdoor cooking, and camping experiences.
- Our Harvester brands focus on the activities hunters typically engage in, including the activities to prepare for the hunt, the hunt itself, and the activities that follow a hunt, such as meat processing.
- Our Marksman brands address product needs arising from consumer activities that take place primarily at the shooting range and where firearms are cleaned, maintained, and worked on.
- Our Defender brands focus on protection and include products that are used by consumers in situations that require self-defense, for training, and for securing high value or high consequence possessions.

Our sales activities are focused on how we go to market within the e-commerce and traditional distribution channels. These two channels involve distinct strategies intended to increase revenue and enhance market share by placing our products where the consumer expects to find them. Our sales team is built around the two distribution channels and is organized into product categories and regions within the e-commerce and traditional channels and sells our products across all of our brands. We measure our success through sales performance in these distribution channels against prior results and our own expectations.

Our objective is to enhance our position as a leading provider of high-quality and innovative outdoor lifestyle products and shooting sports accessories for the hunting, fishing, outdoor cooking, camping, shooting, personal security and defense, and other rugged outdoor markets and to expand our addressable market into carefully selected new product arenas.

Key elements of our strategy to achieve this objective and deliver long-term stockholder value are as follows:

- introduce a continuing stream of innovative new and differentiated rugged outdoor products and product extensions that appeal to consumers;
- leverage our innovation advantage to gain market share, enter new product categories, enter new consumer markets, and expand distribution;
- cultivate and enhance consumer relationships through our digital platforms;
- expand and diversify our supply chain;
- maintain an asset-light operating model that is designed to be agile; and
- pursue acquisitions that financially and strategically complement our current business.

We believe that throughout our history, we have been able to utilize our understanding of consumer needs to develop and introduce innovative new disruptive products with strong intellectual property protection that have continually increased our market share in their product categories, such as our BUBBA Electric Fillet Knife, which we believe represents a substantial portion of the market share in the electric fillet knife category. We have enhanced our product development capabilities, developed a multi-faceted marketing approach, improved our multi-channel distribution platform, and expanded and diversified our business through organic growth and strategic acquisitions.

Our net sales were $222.3 million for the fiscal year ended April 30, 2025; $201.1 million for the fiscal year ended April 30, 2024; and $191.2 million for the fiscal year ended April 30, 2023. Our gross profit for the fiscal years ended April 30, 2025, 2024, and 2023 totaled $99.3 million, $88.4 million, and $88.1 million, respectively. Total assets were $246.4 million as of April 30, 2025 and $240.6 million as of April 30, 2024.

Spin-Off Transaction

On August 24, 2020, Smith & Wesson Brands, Inc., or our former parent company, completed the spin-off of its outdoor products and accessories business to us, or the Separation. The Separation was effected through the transfer of all of the assets and legal entities, subject to any related liabilities, associated with its outdoor products and accessories business to us, and the distribution of all the outstanding shares of our common stock to the holders of the common stock of our former parent company, as of the close of business on August 10, 2020, or the Distribution.

Corporate Information

We were incorporated in Delaware on January 28, 2020 and we maintain our principal executive offices at 1800 North Route Z, Columbia, Missouri 65202. Our telephone number is (800) 338-9585. Our website is located at *AOB.com*. Through our website, we make available free of charge our annual reports on Form 10-K, our proxy statements, our Sustainability report, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to any of these documents filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. These documents are available as soon as reasonably practicable after we electronically file them with the SEC. We also post on our website the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees; our Corporate Governance Guidelines, our Code of Conduct, and any amendments or waivers thereto; and any other corporate governance materials contemplated by the regulations of the SEC and Nasdaq. These documents are also available in print by contacting our corporate secretary at our executive offices. Our website and the information contained therein or connected thereto is not incorporated into this Annual Report on Form 10-K.

Market Opportunity

Our primary target customers are outdoor-oriented consumers who enjoy active lifestyles with a focus on outdoor activities. The primary users of our products consist of a wide range of outdoor enthusiasts, including those who engage in recreational target shooting, personal security and defense, hunting, fishing, meat processing, outdoor cooking, camping, hiking, and land management.

Outdoor recreation consumer participation trends have been favorable since 2020, resulting in 14.5 million new participants since January 2020, driven in part by the start of the COVID-19 pandemic. A report issued in 2024 by the Outdoor Industry Association outlined that the outdoor recreation participant base grew by 4.1 percent in calendar 2023 to a record 175.8 million participants, or 57 percent of the United States population ages six and older. According to various other industry studies published by the Outdoor Industry Association, National Shooting Sports Foundation, or NSSF, Southwick Associates, and the Recreational Boating and Fishing Foundation, participation has increased in hunting, camping, and fishing. According to the Outdoor Foundation and Recreational Boating & Fishing Foundation, as of 2023, there are an estimated 57.7 million anglers over the age of six in the United States, with nearly 43 million of those anglers participating in freshwater and 15 million anglers participating in saltwater. Our acquisition of Grilla in March 2022 gave us entry into the estimated $7 billion outdoor cooking industry. In addition, strong participation in firearm ownership led to approximately 26.2 million new entrants into shooting sports since calendar 2020, according to the NSSF. According to a study in 2022, the NSSF estimates that participation in sport shooting increased from 34 million to 63.5 million adults between 2009 and 2022. Finally, the Outdoor Industry Association estimated that roughly 15 million people engaged in hunting in 2022.

Competitive Strengths

Portfolio of Leading Brands and Products Focused on the Rugged Outdoor Market

We currently sell our products under 20 distinct brands that we believe focus on the desires of our consumers and have a reputation for superior quality and product innovation. We believe we have built loyalty and brand recognition over our history by understanding our core consumers and delivering innovative products that they desire.

Our Brands Have Significant Runway for Growth

Our brands are organized into four brand lanes focused on specific consumer verticals that are based on consumer behaviors and desires. This structure organizes our business in a manner intended to deploy specific resources dedicated to designing and marketing products directed at these respective consumer verticals. For each existing brand, we apply the proper strategy and the dedicated brand lane resources to unlock the brand's potential value. We use the defined methodologies to determine the types of products desired by that specific consumer and then design products in both existing and new categories that meet those desires. We believe this approach helps us drive growth from opportunities in new product categories and expand our footprint in existing categories.

Repeatable Process for Innovating and Rejuvenating Mature Product Categories

We have approximately 50 product designers, engineers, quality and sourcing specialists, and software developers situated across five in-house state-of-the-art product development labs who are capable of delivering over 200 new products, annually. Our product development employees come from diverse industry backgrounds, including medical and laboratory equipment, defense, home goods, and automotive. We believe this diversity yields a unique combination of methods and perspectives that fosters innovation within traditionally mature rugged outdoor product categories. We have developed a proprietary process that identifies large addressable markets where our brands can participate, seek out the most common consumer pain points within those markets, then seek to resolve those pain points with new innovative products and services, especially where we can create new intellectual property to protect our growth. We recognize the importance of innovation and protecting our intellectual property. In recent studies published in 2023, Deloitte noted that 76% of U.S. consumers are willing to pay more for products that align with their values, such as innovation and sustainability, while McKinsey & Company reported that in the past two years, 70% of consumers have tried new shopping behavior, including experimenting with innovative products. In addition, NielsenIQ reported in 2022 that 63% of U.S. consumers prefer to purchase new products from brands known for their innovation and quality. We currently have more than 400 issued and pending patents and have registered and unregistered trademarks related to our products. New products, which we define as any SKU introduced over the prior two fiscal years, represented 21.5% of net sales for fiscal 2025. New products introduced since fiscal 2020 represent over 50% of our fiscal 2025 net sales and have a compound average growth rate of over 40% during that time.

One example of this innovation is our entry into the large, underserved "catch and release" market with our BUBBA tournament-grade Pro Series Smart Fish Scale, or Pro SFS, which is integrated with smart technology that consumers can access through a BUBBA smartphone application. This smart technology allows anglers to log their catches, record detailed information, and connect with other anglers to share information about their catches and their excursions. We believe the BUBBA Pro SFS is the first product of its kind and is intended to reinvent the way anglers pursue their sport. In addition to fostering enhanced competition and enabling the gamification of freshwater fishing through its tournament functionality, the BUBBA Pro SFS supports conservation and sustainability in fishing by allowing anglers to catch, weigh, and immediately release their catch, reducing the fish out-of-the-water time. In fiscal 2025, we launched the BUBBA SFS Lite, which offers some of the same professional grade features and gamification capabilities for casual fishing trips, at a price that everyday anglers can appreciate. The strategy we employed with BUBBA is one that was several years in the making, and serves as one example of our multi-year product development approach.

Another example of our multi-year product development approach is our Caldwell ClayCopter, a revolutionary new target system, which includes an easy-to-use, handheld electronic launcher that propels a set of biodegradable discs up to 100 yards in a variety of flight patterns, providing shooters with a unique and challenging experience, and making it extremely easy and fun to take a thrower and targets to the range. For nearly 150 years, traditional clay targets have been the most practical option for shotgun sports enthusiasts. But traditional clay targets typically require heavy throwers that are bulky and cumbersome to store and transport. Clays are extremely fragile, they fly in predictable patterns, and they come in heavy containers that often make transportation a challenge. The ClayCopter was designed entirely in-house and includes pending intellectual property. The portable launcher weighs just three pounds, but delivers the same power of a traditional thrower in a handheld motorized design small enough to fit in a range bag or backpack. The ClayCopter target discs are 70% lighter than traditional clays and designed to break only when shot. They can be purchased in a lightweight, compact tube of 50 disks and they are inexpensive to transport, allowing retailers and our Caldwell brand to ship directly to consumers, and adding a new consumable product to our revenue stream.

Because we have such a wide breadth of products that span 20 brands, our product development teams frequently leverage our products to "cross-pollinate" technology across brand lanes and bring new insights into mature product categories. An example of this 'cross-pollination' can be found in our BUBBA Pro SFS, which we launched in 2023 and which incorporates technology or design from products that are situated across all four brand lanes. The BUBBA Pro SFS incorporates lithium battery pack technology from our Caldwell brand, Bluetooth connection capability to a smart phone with live data monitoring and logging through a cloud server system from our Lockdown brand, interactive LCD screen and menu system from our BOG brand, and waterproof storage system and BUBBA-Rubba non-slip grip technology from our BUBBA brand.

Leverageable Platform for Acquisitions with Demonstrated Acquisition Execution

We believe our brand lanes and sales organization provide us with a leverageable platform from which to integrate acquisitions quickly, achieve cost savings, provide immediate brand support, and add sales expertise to drive brand penetration within our customer base. In addition, our senior management team brings significant acquisition experience, having completed a total of 24 transactions over the last 18 years, ranging from $1 million to approximately $1 billion in enterprise value. In conjunction with reviewing potential acquisition candidates, we believe that our long-standing industry relationships facilitate the identification of future potential acquisition targets.

Experienced, Entrepreneurial Management Team

Our senior management team has substantial knowledge and experience in the rugged outdoor industry. This team is responsible for defining and executing our business strategies with a "brand-first" orientation supported by our brand lanes. We strive to promote a collaborative and supportive environment for our employees. This approach allows employees within our brand lanes to pursue new ideas and experimentation, leading to a highly entrepreneurial culture.

Strategy

Introduce a Continuing Stream of New and Differentiated Rugged Outdoor Products and Extensions that Appeal to Consumers

We plan to continue conceiving, designing, producing or sourcing, and marketing in a timely manner a continuing stream of innovative new and differentiated high-quality rugged outdoor products and product extensions that appeal to consumers, achieve market acceptance, and drive customer satisfaction and loyalty to our product groups. Our tradition of innovation and our ongoing research and development, product engineering, product and component sourcing, marketing, and distribution activities are critical components of our ability to continue to offer successful products and help grow our business through increased market share in the product categories in which we participate.

We believe our track record of understanding consumer desires, introducing flagship products in our core product categories, and then strategically expanding within those categories will enable us to continue to expand our existing product offerings. We recently received the following awards:

- Big Rock Sports Dealer Show 2025 "Best New Shooting Accessory" – Caldwell Lead Sled 4
- Outdoor Life 2025 "Best Overall Chamber Vac Sealer" and "Best Overall External Vac Sealer" – MEAT! Your Maker;
- Outdoor Life 2025 "Best Clay Throwers" – Caldwell Claymore;
- Smoked BB Source 2025 "Best Vertical Smoker" – Grilla Mammoth Vertical Pallet Smoker;
- Outdoor Life 2025 "Best Large Hopper Sausage Stuffers" – MEAT! Your Maker 15.0 Pound Vertical Sausage Stuffer;
- Food & Wine 2025 "Best Splurge Meat Grinder" – MEAT! Your Maker 0.5 Horsepower Dual Grind Meat Grinder;
- NASGW Show 2024 "Best New Accessory" – Caldwell Claymore PullPup;

Leverage Our Innovation Advantage To Gain Market Share, Enter New Product Categories, Enter New Consumer Markets, and Expand Distribution

We plan to continue to leverage our innovation advantage to grow our business through gaining market share, entering new product categories, entering new consumer markets, and expanding our distribution. For instance, we believe we have displaced competitors in the meat processing market with products from MEAT! Your Maker. Our Caldwell Claymore family of clay throwers, as well as our new ClayCopter Launcher and Targets, represent our organic entry into the broader shotgun shooting sports category. We believe our innovative BUBBA Pro SFS and new SFS Lite represents our organic entry into a large freshwater "catch and release" market. We believe our innovative Hooyman seed spreaders represent our organic expansion in the farm, home, and hardware distribution channels. The acquisition of Grilla represents our entry into an estimated $7 billion outdoor cooking market by providing high-quality, barbecue grills; Wi-Fi-enabled wood pellet grills; smokers; accessories; and modular outdoor kitchens. We expect, by gaining market share, entering new product categories, entering new consumer markets, and expanding distribution, we will further increase and diversify our customer base.

Cultivate and Enhance Consumer Relationships through Our Digital Platforms

We plan to continue to cultivate and enhance our direct relationships with consumers by addressing the growing desire of consumers to deal directly with the product and brand source and by recognizing the changing retail landscape and the trend to two-day or next-day delivery. We have established dedicated websites for all of our key brands, and each of our brands has access to marketing and e-commerce resources that work to support online marketing and delivery methods that foster direct-to-consumer efforts. We also expect that our direct-to-consumer efforts will generate pull-through for our products at retail locations for those consumers who prefer a traditional retail approach rather than purchasing directly from our online platform. In addition, our e-commerce platform allows consumers to purchase our products direct from our warehouse, which is not constrained by inventory management efforts at retail. Our e-commerce platform and digital systems also provide opportunities to support the launch of entirely new brands and products to meet the needs of our consumers. For example, we leveraged our e-commerce platform and digital ecosystem to organically enter the meat processing market with our MEAT! Your Maker brand, which includes grinders, mixers, vacuum sealers, sausage stuffers, dehydrators, and slicers. In addition, we sell Grilla branded products, acquired in fiscal 2022, directly to consumers on our e-commerce platform. Although we began selling these brands into the traditional channel in fiscal 2024 and fiscal 2025, respectively, we have sold and expect to continue to sell these products directly to consumers through our websites *MEATyourmaker.com* and *grillagrills.com*. In fiscal 2025, our direct-to-consumer channel represented 13.3% of our total net sales.

Maintain a Flexible and Resilient Supply Chain

We plan to maintain a flexible and resilient supply chain by identifying, qualifying, attracting, and maintaining contract manufacturers in various locations and other suppliers of finished products and components made to our specifications and the raw materials needed for products and components that meet our efficiency, quality, cost, delivery, and other requirements. Qualifying additional suppliers, regardless of location, reduces our dependence on any one or small group of suppliers and helps protect us against supplier financial, operational, performance, or capacity issues.

Maintain an Asset-Light Operating Model that Allows the Company to Remain Agile

We believe that our asset-light operating model has allowed us to remain agile in order to react to market changes. A key component within that operating model is owning our intellectual property and the tooling required to manufacture our products. We plan to continue to leverage the infrastructure of our manufacturing partners while we invest in the product designs and tooling required in manufacturing. In addition, we plan to continue to leverage the internal investments that we have made in our e-commerce platform, enterprise resource planning or ERP system, and data analytics platform to drive net sales while controlling costs.

Pursue Acquisitions that Financially and Strategically Complement our Current Business

We plan to continue to complement our organic growth initiatives by pursuing strategic acquisitions that will enable us to expand our product offerings, add new brands, penetrate adjacent and complementary markets, increase our customer base, expand our supply chain, increase our marketing and distribution capabilities, and enhance our operating results through improved acquired company performance, especially when we believe we can improve the performance and profitability of an acquired company through the implementation of our operating methods, strategies, flexible technology platforms, and services. We believe our latest acquisition of Grilla in fiscal 2022 demonstrated the above criteria. We believe the architecture of our brand lanes, sales organization, distribution capabilities, and flexible technology platforms provide us with a leverageable structure from which to integrate acquisitions quickly, achieve cost savings, provide immediate brand support, and add sales expertise to drive brand penetration within our existing customer base.

Product Design and Development

We believe that innovation is key to our long-term success. We have developed a proprietary process that identifies large addressable markets where our brands can participate, seek out the most common consumer pain points within those markets, then seek to resolve those pain points with new innovative products and services, especially where we can create new intellectual property to protect our growth. In addition, to be successful as a leading provider of outdoor lifestyle products and shooting sports accessories, we must continue to conceive, design, produce or source, and market a continuing stream of innovative new products and product extensions that we believe appeal to consumers and achieve market acceptance and drive customer satisfaction and loyalty to our brands and product groups.

We believe that we will drive customer satisfaction and loyalty by offering high-quality, innovative products on a timely and cost-effective basis, as well as providing world-class customer service, training, and support. We regard our high-quality, innovative products as the most important aspect of our customer satisfaction and loyalty, but we also offer customer service and support with various programs, such as customer support numbers, e-mail customer question and answer communications, broad service policies, and product warranties. We have developed unique brand-specific content on our websites to help maximize the consumers' experience with our products.

Through our research and development personnel, we conceive, design, and develop potential products that we believe will be attractive to our customers and help address the needs, wants, and desires of our target consumer base. In so doing, we must seek to anticipate and respond to trends and shifts in consumer preferences by continually adjusting our product mix with innovative features and designs and marketing them in an effective manner. Prior to introducing any product, we assess its cost of production and delivery, estimate its potential sales volume and margin, and conduct vigorous prototype and production-quality sample testing.

As noted previously, our outdoor lifestyle products include premium sportsmen knives and tools for fishing and hunting; land management tools for hunting preparedness and for use in the backyard; products used while hunting; meat processing equipment; outdoor cooking products; and camping, survival, and emergency preparedness products, while our shooting sports accessories products include rests, handgun vaults, and other related accessories; electro-optical devices, including hunting optics, firearm aiming devices, flashlights, and laser grips; and reloading, gunsmithing, and firearm cleaning supplies.

We typically launch over 200 new outdoor products and accessories stock keeping units, or SKUs, each year. We generally strive to bring a new product from concept to market within 12 months, depending on product complexity and other matters. Our extensive product portfolio includes highly regarded brands, such as Caldwell, our line of shotgun sports products, shooting and range supplies, BOG, our line of hunting accessories; BUBBA, our line of fishing tools and knives; MEAT! Your Maker, our line of meat processing equipment; and Grilla, our line of outdoor cooking products.

Approximately 15% of our employees are focused on research and development activities. In fiscal 2025, 2024, and 2023, our gross spending on research and development activities relating to the development of new products was $7.7 million, $6.9 million, and $6.4 million, respectively. We expense research and development costs as incurred.

Our Brands

We currently sell our products under 20 distinct brands organized under four brand lanes.

Adventurer Brands

- Grilla - outdoor cooking products
- BUBBA – fishing tools and knives
- ust – camping and survival products
- Schrade – rugged outdoor cutlery and tools
- Imperial – cutlery and tools

Harvester Brands

- Hooyman – land management tools
- Old Timer – cutlery and tools
- BOG – hunting accessories
- Uncle Henry – hunting knives and tools
- MEAT! Your Maker – meat processing equipment

Marksman Brands

- Caldwell – shooting range and marksman products
- Wheeler – gunsmithing tools
- Tipton – cleaning and maintenance products
- Frankford Arsenal – reloading products

Defender Brands

- Lockdown – security and storage solutions
- M&P Accessories – cutlery, flashlights, and various accessories
- Performance Center by Smith & Wesson – cutlery, cleaning kits, and various accessories
- Smith & Wesson Accessories – knives, flashlights, shooting glasses and cases, cleaning kits, and hearing protection products
- Crimson Trace – aiming solutions
- LaserLyte – training systems

We own all of our brands with the exception of those brands and trademarks that we license, which includes the Smith & Wesson logo, the script "Smith & Wesson," the "M&P" logo, and the script "Performance Center," which are well-known and have a reputation for quality, value, and trustworthiness in the accessories industry.

Brand Lanes

Our Brand Lanes are the foundation for our distinctive product development and marketing functions. Our brand-first approach is combined with passionate personnel to deliver authentic experiences to our consumers. Our knowledgeable employees develop a deep understanding of our brands and understand precisely what our customers and consumers desire most in new products. Dedicated management, marketing, creative, digital support, and engineering resources supporting each brand lane allow us to strategically and efficiently approach our development roadmap and marketing efforts.

Marketing

We deploy a multi-faceted strategy to engage with consumers and to deliver positive consumer experiences. Our marketing approach begins with our team utilizing digital, television, print, and other advertising media to assure that our customers and consumers connect with our brands and to the products we offer.

In order to help convert at the point of purchase, increase the likelihood of loyal consumer relationships, and build advocacy with our consumer base, we market our products to consumers using focused campaigns that align with each brand's core characteristics. In this regard, we utilize what we believe are the most impactful mediums, such as in-store retail merchandising, online merchandising, grassroots events, digital advertising campaigns, influencer marketing, and robust distribution of content across most social media channels, to encourage enthusiasts to continue exploring our brand offerings and ultimately lead to purchases. Our influencers participate on a variety of social media platforms, regularly posting brand imagery, lifestyle content, instructional material, and detailed reviews of our products to help promote our brands. To further our message, we frequently participate in various earned media across a full spectrum of digital and print publications, which drives authenticity back to our consumer base as they read about the latest information regarding our suite of new products. This multifaceted approach is intertwined with the brand lane structure that we believe differentiates us from our competition and offers a significant advantage in efficiency.

For the fiscal years ended April 30, 2025, 2024, and 2023, advertising and promotion expenses were $10.9 million, $11.1 million, and $11.9 million, respectively, excluding the cost of rebates and promotions reflected in gross profit.

Original Content

We utilize content as the engine to drive our strategic approach to marketing. We continue to emphasize the enhancement of our content capture and editing capabilities. Our team of producers and external resources has provided an accessible outlet for regularly distributed fresh content for each of our brands. The deployment of this content assists us in positioning our brands, garnering the attention of our customers, establishing a lifestyle connection with those discovering our brands for the first time, and educating our consumer base about the features and benefits of the products that fall within each brand. By owning the development and distribution of our content, we are able to ensure that each message is consistent with our brands' positioning and strategy.

Our Digital Platform

We believe social media platforms, such as Facebook, Instagram, and YouTube, are effective in enabling us to showcase content, educate our customer base about our products, and generate enthusiasm for most of our brands. Our direct-to-consumer e-mail marketing helps us to further engage our consumers and communicate the value of our brands. We continue to invest in new digital marketing capabilities designed by our e-commerce and marketing teams to provide favorable customer experiences. Utilizing our digital platform, we operate branded e-commerce websites designed to inform, inspire, and prepare our customers for the rugged outdoors. We believe our digital platform supports our core business and facilitates future sales growth and profitability.

We utilize our websites, including *AOB.com, BUBBA.com, SCHRADE.com, grillagrills.com, ustgear.com, BOGhunt.com, Hooyman.com, OldTimerKnives.com, MEATyourmaker.com, CaldwellShooting.com, FrankfordArsenal.com, WheelerTools.com, TiptonClean.com, CrimsonTrace.com, Lockdown.com, Laserlyte.com,* and *store.smith-wesson.com*, to market our products and to provide a wide range of information regarding our company to customers, consumers, dealers, distributors, investors, and government agencies.

Industry and Consumer Events

We sponsor a number of events and organizations in support of outdoor activities that our consumers enjoy. We typically attend various trade shows, including the Shooting, Hunting, Outdoor Trade (SHOT) Show; the International Convention of Allied Sportfishing Trades (ICAST); the National Association of Sporting Goods Wholesalers Show (NASGW); the IWA Outdoor Classics Show in Europe; National Hardware Show; ; Consumer Electronics Show (CES); Outdoor Retailer (OR Show); REDCREST; Bassmaster Classic; and various distributor, buying group, and consumer shows. We are actively involved in organizations that support our industry such as American Knife and Tool Institute, where we have a seat on the Board of Regents. We also seek to establish relationships with professionals and influencers for our brands to help evaluate, promote, and establish product performance and authenticity with customers and consumers.

Distribution, Channels, and Customers

We distribute our products through e-commerce and traditional distribution channels. Our e-commerce channels include net sales from customers that do not traditionally operate a physical brick and mortar store but rather generate the majority of their revenues from consumer purchases from their retail websites. This also includes our own e-commerce platform, including our websites. Our traditional channels include net sales from customers that primarily operate out of physical brick and mortar stores and generate the large majority of revenues from consumer purchases inside their brick-and-mortar locations. These traditional distribution channels include sports specialty stores, sporting goods stores, dealers and distributors, mass market, home and auto retailers, and original equipment manufacturers. Our go-to-market strategies for these two channels are tailored very differently, with e-commerce initiatives focused on digital advertising and consumer awareness, while traditional channel initiatives include in-store displays, focused advertising, and tailored promotional programs. The world's largest e-commerce retailer, through its very extensive customer base and consumer-driven product offerings, accounted for 20.3% and 22.1% of our net sales for fiscal 2025 and 2024, respectively.

Our sales team is built around the two distribution channels and is organized into product categories and regions within the e-commerce and traditional channels and sells our products across all of our brands. We believe the structure of our sales organization allows us to accomplish four very important goals. First, it gives us the ability to consistently focus on the unique needs and requirements of each product category. Second, it allows us to bring brand expertise and awareness to our customers. Third, and most importantly, it allows us to develop and execute strategic plans based on how each channel conducts business as well as how it targets the primary and secondary consumers within those channels. Finally, our sales organization is designed to be able to adapt to acquisitions and the expansion of our brands into new categories without having to alter our sales structure. We believe this will allow us to integrate new categories into our teams with minimal disruption to our existing business and, more importantly, allow us to quickly begin leveraging our size and scope with the new additions.

Although we have long-established relationships with many of our customers, we generally do not have long-term supply or binding contracts or guaranties of minimum purchase arrangements with our customers. Instead, our customers generally purchase from us through individual purchase orders. As a result, these customers may cancel their orders, change purchase quantities from forecasted volumes, delay purchases for a number of reasons, or change other terms of our business relationship. We grant payment terms to most commercial customers ranging from 30 to 90 days. However, in some instances, we provide longer payment terms.

We believe consumers favor multiple purchasing options between online and traditional brick and mortar retailers. As a result, traditional brick and mortar retail stores are evolving to remain competitive. Traditional brick and mortar retailers have also been expanding their own e-commerce retail platforms and assortment of products as well as expanding their online advertising and promotional programs.

Retailers are continuing to reduce lead times for product delivery and reducing their inventory levels, and in certain circumstances, require suppliers to ship orders directly to consumers for purchases on their e-commerce platforms.

The ultimate users of our products consist of outdoor enthusiasts, including shooting and hunting enthusiasts, fishing enthusiasts, outdoor cooking enthusiasts, campers, hikers, and other sports enthusiasts.

Service and Support

In order to provide consumers with positive experiences involving our products, we maintain a dedicated team of trained customer support representatives who seek to successfully address customer questions or issues that may arise across our product offerings. We utilize a customer service number and resources on our website to answer questions and resolve issues. We stand behind the quality of our products by offering a variety of warranties, ranging from limited lifetime, four-year, three-year, two-year, or one-year warranty programs, depending on the product. We also will repair or replace with an item of equivalent value, at our option, certain products or parts that are found to be defective under normal use and service, without charge during the warranty period.

Sourcing, Assembly, and Production

Except for certain assembly operations performed at our Columbia, Missouri facility, we generally utilize third-party contract manufacturers and suppliers for our finished products and components. Third-party contract manufacturers and suppliers provide finished products and components to us in accordance with our product and component specifications. Third parties also supply us and our contract manufacturers with the raw materials used in our products and components, including steel, plastic, aluminum, copper, lead, and packaging materials. Most of our third-party contract manufacturers and suppliers are in Asia, primarily China, and, to a lesser extent, Taiwan, Vietnam, Myanmar, and the Philippines.

We generally provide these suppliers with short-term advance forecasts of our production requirements, however, when we anticipate delays in our supply chain or congestion at shipping ports, we will order in advance to mitigate supply chain risk. Our suppliers must meet our quality and other standards and have the ability to produce our finished products and components and supply our raw materials in a timely and efficient manner. We strive to maintain a flexible and resilient supply chain to mitigate the potential impacts from tariffs, to maintain competitive pricing and high quality standards, and to position ourselves to respond rapidly to changes in customer demand, market trends, and other supply chain risks. For certain products and components, we utilize a dual sourcing supply chain to mitigate risks associated with sourcing key components from any one supplier.

Although we do not have long-term contractual arrangements with any of our suppliers, we have long lasting working relationships that we believe guarantee us production capacity, prices, lead times, or delivery schedules. Our reliance on these independent parties exposes us to vulnerability because of our dependence on a few sources of supply. We believe, however, that other sources of supply are available. In addition, we continually strive to develop relationships with other sources of supply in order to reduce our dependence on any one source of supply. As a result, we believe that our current and other available suppliers will ensure that we obtain a sufficient supply of goods built to our specifications in a timely manner and on satisfactory economic terms.

Facilities and Distribution

We lease approximately 632,000 square feet of building and surrounding property located at 1800 North Route Z, Columbia, Missouri. The lease provides us with an option to expand the building by up to 491,000 additional square feet. The lease term ends on November 26, 2038 and does not provide for an extension of the term of the lease. We receive related tax and other incentives from federal, state, and local governmental authorities.

We also lease 5,000 square feet of office space in Chicopee, Massachusetts; 2,500 square feet of office space in Shenzhen, People's Republic of China; and 2,500 square feet of office space in Yanjiang, People's Republic of China.

Our Missouri facility includes our principal executive, administrative, financial, sales, marketing, R&D, production, assembly, and distribution operations. Our Massachusetts facility houses certain administrative and finance staff. Our China facilities house certain R&D staff.

Patents, Trademarks, and Copyrights

We recognize the importance of innovation and protecting our intellectual property. We currently have more than 400 active or pending patents at the United States Patent and Trademark Office and have registered and unregistered trademarks related to our products. We apply for patents whenever we develop innovative new products, unique designs, or processes of commercial importance and seek trademark protection when we believe they provide a marketing advantage. We do not believe that our business is materially dependent on any single patent or trademark.

We rely on a combination of patents, copyrights, trade secrets, trademarks, trade dress, customer records, monitoring, brand protection services, confidentiality agreements, and other contractual provisions to protect our intellectual property.

Because of the significance of our brand names, our trademarks, service marks, trade dress, and copyrights are also important to our business. We have an active global program of trademark registration, monitoring, and enforcement. We market our products and accessories under 20 distinct brands, including the brands sold under a license agreement.

We vigorously pursue and challenge infringements of our patents, trademarks, service marks, trade dress, and copyrights, as we believe the goodwill associated with them is a cornerstone of our branding strategy.

Legal Proceedings

From time to time, we can become involved in lawsuits, claims, investigations, and proceedings, including those relating to product liability, intellectual property, commercial relationships, employment issues, and governmental matters. Litigation, regardless of the merits, can be expensive, time consuming, and divert the time and attention of management personnel, and unfavorable outcomes and prolonged litigation can harm our business. We actively monitor the status of litigation and, depending on the circumstances, intend to vigorously defend claims and assert all appropriate defenses to litigation against us.

Information Systems

Our information systems utilize leading software enterprise resource platforms, including procurement, inventory management, receivables management, and accounting.

Acquisitions

As noted previously, we are building our business both organically and inorganically. In fiscal 2022, we acquired substantially all of the assets of the Grilla Grills business of Fahrenheit Technologies, Inc. for $27million. The acquisition of Grilla represents our entry into an estimated $7 billion outdoor cooking market by providing high-quality, barbecue grills; Wi-Fi-enabled wood pellet grills; smokers; accessories; and modular outdoor kitchens.

Competition

We operate in a highly competitive market and encounter competition from both domestic and foreign participants. We believe we can effectively compete with all of our present competitors. We compete primarily based upon innovation, performance, price, quality, reliability, durability, consumer brand awareness, and customer service and support. Our competitors primarily include a large number of private companies that directly compete with our brands. Certain of our competitors may have more established brand names and stronger distribution channels than we do and have, or have through their owners, access to financial and marketing resources that are greater than we possess that may afford them the ability to invest more than we can in product development, intellectual property, and marketing. In addition, we compete with many other sporting and recreational products and activities companies for discretionary spending of consumers.

Inventory Management

Inventory management is key to the cash flows and operating results of our business. We manage our inventory levels based on supply chain delivery requirements, existing orders, anticipated sales, and the delivery requirements of our customers, which requires close coordination with our customers. For new product introductions, which often require large initial launch shipments, we may commence production before receiving orders for those products. Key areas of focus include added discipline around the purchasing of product, inventory optimization and channel placement, as well as better planning and execution in disposition of excess inventory through our various channels. Our inventory strategy focuses on mitigating certain risks in the supply chain and continuing to meet consumer demand, while improving our inventory efficiency over the long term through the ongoing implementation of inventory optimization tools.

Seasonality

Our business is typically seasonal, especially because many of our products are used in outdoor-based activities. Our sales are typically the highest between August and January because of demand relating to prime hunting season, seasonal cutlery promotions, the timing of industry trade shows, and holiday season demand. In addition, there is heightened demand for our fishing and outdoor cooking products during the spring and early summer months. As a result of seasonal and quarterly operating fluctuations, we do not believe that comparisons between different quarters within a single year are relevant or can be relied upon as indicators of performance for any fiscal year. In addition, the sale of our products may also be affected by unseasonal weather conditions.

Government Regulation

Like other manufacturers and distributors of consumer products, we are required to comply with a wide variety of federal, state, and international laws, rules, and regulations, including those related to consumer products and consumer protection, advertising and marketing, labor and employment, data protection and privacy, intellectual property, workplace health and safety, the environment, the import and export of products, and tax matters. Our failure to comply with applicable federal, state, and international laws, rules, and regulations may result in our being subject to claims, lawsuits, fines, and adverse publicity that could have a material adverse effect on our business, operating results, and financial condition. These laws, rules, and regulations currently impose significant compliance requirements on our business, and more restrictive laws, rules, and regulations may be adopted in the future. In addition, the U.S. Food and Drug Administration, or FDA, regulates certain of our electro-optical products, grilling, and meat processing products.

Human Capital

We believe that our employees are an indispensable contributor to our success and are critical to our ability to execute our strategy. Our values of honesty, respect, responsibility, discipline, collaboration, open-mindedness, and resourcefulness are deeply intertwined with our culture , fostering an environment where integrity and mutual support thrive, and innovative solutions are encouraged. Our Board of Directors, or the Board, through the Compensation and Nominations and Corporate Governance Committee, has oversight regarding human capital management matters.

Attracting, Developing, and Retaining Employees

Our ability to attract, develop, and retain talented employees and foster an inclusive work environment is integral to our long-term success. As of April 30, 2025, we had 299 employees, nearly all of whom were located in the United States. None of our employees are represented by a union in collective bargaining with us. We consider relations with our employees to be good.

We are committed to hiring qualified candidates without regard to race, religion, color, sex, sexual orientation, pregnancy, gender identity, age, national origin, ancestry, physical or mental disability, genetic information, or any other status. This commitment extends to all levels of our organization, including senior management and our Board. We focus on ensuring that our workforce remains open and welcoming to everyone. We have a priority to engage with our employees and gather feedback through various forums to boost engagement, improve teamwork, and clarify communication of business and organizational changes.

Employee Health and Safety

We believe the physical and mental health and well-being of our employees is important to our success. Our employee health care benefits are competitive, and include medical insurance, as well as dental and vision care programs. We support the mental well-being of our employees through our employee assistance program, which provides employee assistance for a range of mental health issues including stress and anxiety, as well as chemical dependence, legal questions, parenting matters, financial counseling, and the sourcing of dependent care resources. We also maintain a Wellness Program that includes 'health challenges', which are periodic, goal-oriented wellness programs that incentivize healthy behavior, as well as information sessions related to employee well-being.

We prioritize the health, safety, and fair treatment of our employees. We have effective oversight of our health and safety programs and perform regular health and safety reviews intended to ensure that proper policies are in place.

Competitive Compensation

Our compensation program aims to attract, retain, and reward talent at all levels of the organization through a pay-for-performance philosophy. We believe in compensating employees equitably and we regularly review the pay data of U.S. employers to confirm pay equity. We offer competitive and comprehensive compensation and benefit programs to our employees that provide for pay and service recognition, health and wellness, financial well-being, work/life balance, culture and community, and learning and development. During 2025, we further improved the competitiveness of our associate benefit offerings in various ways. Our program features the following:

- a comprehensive medical, dental, and vision plan for our employees and their families, for which we pay approximately 90% of total premium costs;
- a short term and long term disability insurance plan for our employees, for which we pay 100% of total premium costs;
- a 401(k) plan with a company provided match of up to 3% of the first 6% contributed by the employee;
- a profit-sharing plan, paying eligible employees a percentage of their eligible earnings based on company profits;
- twelve annual holidays, nine of which are scheduled and three of which are designated by the employee;
- a paid time off program, including paid sick and vacation time;
- paid and unpaid leaves of absence, including paid family and medical leave;
- flexible work schedules;
- flexible spending and health savings accounts;
- life and disability insurance coverage;
- employee stock purchase plan;
- on-site fitness center;
- on-site nursing room;
- employee assistance programs; and
- product discounts.

We base annual pay increases and incentive compensation on merit, which is communicated to employees upon hire and documented through our performance management program. Our executive compensation program is designed to align incentives with achievement of our strategic plan and both short- and long-term operating objectives. We utilize a variety of external, third-party, market data sources to ensure that our compensation practices remain fair and competitive. Benefit trends are reviewed regularly, and plans are adjusted accordingly to remain competitive.

Training and Development

We are committed to investing in our employees through continuous learning. These continuous learning opportunities prepare our internal talent pool for future career opportunities as well as optimizing teamwork and clear communication throughout the organization. Our continuous learning paths include the following:

- tuition reimbursement for up to 100% of an employee's advanced degree;
- reimbursement for continuing professional education for our professionally licensed employees;
- support for membership in professional associations; and

•   in-house training to aid with career advancement.

Sustainability

As a core component of our broader corporate responsibility efforts, our key human capital objective is to promote sustainability throughout our organization. In 2024, we returned sustainability oversight responsibilities to the Nominations and Corporate Governance Committee, as originally chartered, and we further strengthened the alignment of those responsibilities through the establishment of a Sustainability Sub-Committee, which assists the Board and the various committees of the Board, as applicable, in fulfilling their sustainability oversight responsibilities, including focusing on the key tenets that form the basis of our Sustainability program. We have an Executive Sustainability Committee comprised of leaders of the company that is overseen by the Sustainability Sub-Committee of the Board to further align our values and drive recurring sustainable growth. The Executive Sustainability Committee meets several times per year.

Our Sustainability Report, published each year, aligns with the Sustainability Accounting Standards Board (SASB). Our most recent Sustainability Report was published in September 2024, and we expect to publish our 2025 Sustainability Report in the summer of calendar 2025. The current sustainability information is posted on our website. Our Sustainability Report highlights the work we are doing across the company and within the tenets of our sustainability strategy.

Backlog

We had a backlog of orders for our products totaling $2.6 million and $4.0 million as of April 30, 2025 and 2024, respectively. Our backlog consists of orders for which purchase orders have been received and which are generally scheduled for shipment within six months or subject to capacity constraints, including lack of available product. Although we generally fulfill our order backlog, we allow orders received that have not yet shipped to be cancelled; therefore, our backlog may not be indicative of future sales.

Information About Our Executive Officers

The following table sets forth information regarding our executive officers:

Name	Age	Position
Brian D. Murphy	41	President and Chief Executive Officer
H. Andrew Fulmer	50	Chief Financial Officer
James E. Tayon	35	Chief Product Officer
Brent A. Vulgamott	41	Chief Operating Officer

Brian D. Murphy has served as our President and Chief Executive Officer and a member of our Board of Directors since the Separation. Mr. Murphy served as Co-President and Co-Chief Executive Officer of Smith & Wesson Brands, Inc. from January 2020 until the Separation. Mr. Murphy served as President of the Outdoor Products & Accessories Division of Smith & Wesson Brands, Inc. from May 2017 to January 2020. From December 2016 until May 2017, he was President of the Outdoor Recreation Division of Smith & Wesson Brands, Inc., the activities of which were collapsed into Outdoor Product & Accessories. From February 2015 until December 2016, he was Vice President, Corporate Development of Vista Outdoor Inc., a publicly held designer, manufacturer, and marketer of outdoor sports and recreation products. From April 2013 until February 2015, Mr. Murphy was Director of Mergers & Acquisitions and Director of Financial Planning & Analysis for Alliant Techsystems, an aerospace, defense, and outdoor sporting goods company. Mr. Murphy held various management roles at McMaster-Carr Supply Company, a supplier of maintenance, repair, and operations materials to industrial and commercial facilities worldwide, from April 2011 until March 2013. From May 2006 until October 2010, he served as an investment banker with the publicly held firm Houlihan Lokey, where he advised companies in the areas of strategy, acquisitions, divestitures, recapitalizations, and restructuring.

H. Andrew Fulmer has served as Executive Vice President, Chief Financial Officer, and Treasurer of our company since the Separation. Mr. Fulmer served as Vice President, Financial Planning & Analysis of Smith & Wesson Brands, Inc. from 2016 until the Separation. Mr. Fulmer was Senior Director of Financial Planning & Analysis of Smith & Wesson Brands, Inc. from January 2015 until March 2016, Director of Financial Planning & Analysis from October 2011 until January 2015, and Assistant Controller from September 2010 until October 2011. From May 2006 until September 2010, Mr. Fulmer was Controller for Steeltech Building Products, a privately held construction company. From June 1996 until May 2006, Mr. Fulmer held various roles at PricewaterhouseCoopers LLP in both audit and tax. Mr. Fulmer is a licensed CPA in the Commonwealth of Massachusetts.

James E. Tayon has served as our Chief Product Officer since December 2023. Prior to his promotion, he served as our Vice President of Marketing & Product Development since March 2022. Mr. Tayon served as our Vice President of Product Development from the Separation until March 2022. Before the Separation, Mr. Tayon served as Vice President of Product Development of the Outdoor Products & Accessories Division of Smith & Wesson Brands, Inc. from May 2020 until the Separation; Director of Product Development of the Outdoor Products & Accessories Division of Smith & Wesson Brands, Inc. from March 2019 to May 2020; Product Engineering Manager of the Outdoor Products & Accessories Division of Smith & Wesson Brands, Inc. from July 2017 until March 2019; Engineering Supervisor from August 2016 until July 2017; and a Product Development Engineer from 2012 until 2016. From 2008 until 2012, Mr. Tayon was a Product Development Engineer for J2 Scientific, a laboratory automation equipment designer and manufacturer, where he worked with Los Alamos National Labs developing custom automation solutions for nuclear sampling.

Brent A. Vulgamott, has served as our Chief Operating Officer since October 2023. Prior to his promotion, he served as our Vice President of Sales, Operations & Analytics since March 2022. Mr. Vulgamott served as our Vice President of Operations & Analytics from the Separation until March 2022. Before the Separation, Mr. Vulgamott served as Vice President of Operations of the Outdoor Products & Accessories Division of Smith & Wesson Brands, Inc. from March 2020 until the Separation. From November 2018 to March 2020, Mr. Vulgamott was the Director of Finance for Lockton Companies, a privately held insurance broker. From November 2015 to November 2018, Mr. Vulgamott was Division Controller for the Outdoor Products & Accessories Division of Smith & Wesson Brands Inc. From April 2011 to October 2015, Mr. Vulgamott held finance leadership and management roles at Ford Motor Company and Piston Automotive, a publicly held automotive company and privately held automotive sub-supplier. From August 2007 to March 2011, Mr. Vulgamott held various accounting and financial planning and analysis roles with companies, including State Street Bank & Trust Co and Cerner Corporation.

Other Key Employees

The following sets forth information regarding individuals other than our Chief Executive Officer, Chief Financial Officer, Chief Product Officer, and Chief Operating Officer who serve as key employees of our company.

Kyle M. Carter, age 43, has served as our Corporate Controller and Assistant Secretary since the Separation. Before the Separation, Mr. Carter served as Assistant Corporate Controller of Smith & Wesson Brands Inc. from October 2010 until the Separation. Prior to joining Smith & Wesson Brands, Inc., Mr. Carter served as Senior Audit Associate at Cherry Bekaert LLP, with a focus on public registrant clients, from May 2006 to September 2010.

Elizabeth A. Sharp, age 63, has served as our Vice President of Investor Relations since the Separation. Before the Separation, Ms. Sharp served as Vice President, Investor Relations of Smith & Wesson Brands, Inc. from May 2005 until the Separation. From June 1996 until May 2005, Ms. Sharp was Vice President of Corporate Relations for Three-Five Systems, Inc., a multi-national company providing a broad range of electronics manufacturing services, where she was responsible for investor relations, public relations, marketing communications, and media relations. From June 1986 until June 1996, Ms. Sharp served in leadership positions in Human Resources, Communications, and Administration.

Item 1A. *Risk Factors*

Investors should carefully consider the following risk factors, together with all the other information included in the Form 10-K, in evaluating our company, our business, and our prospects. The most significant risks that could materially and adversely affect our business operations, financial condition, and cash flows include the risk factors described below.

We have summarized the below risk factors as follows:

Risks Related to Our Business

- We are dependent on the proper functioning of our critical facilities, our supply chain, and distribution networks as well as the financial stability of our customers.
- We must continue to introduce new products that are successful in the marketplace.
- We rely to a significant extent on outsourcing for a substantial portion of our production, and any interruptions in these arrangements could disrupt our ability to fill our customers' orders.
- The costs and availability of finished products, components, and raw materials could affect our business and operating results.
- Our business depends to a significant extent upon the brand recognition and reputation of our brands, and the failure to maintain or strengthen our brand recognition and reputation could have a material adverse effect on our business.
- We often rely on third parties, including product sourcing intermediaries, independent sales representatives and agents, that act on our behalf.
- Our operating results could be materially harmed if we are unable to forecast demand for our products accurately.
- An inability to expand our e-commerce business could reduce our future growth.
- We compete in highly competitive markets with numerous large and small competitors and with limited barriers to entry.
- A substantial portion of our revenue depends on a small number of large customers.
- Retail pricing decisions made by certain of our customers could negatively impact the pricing for our products in certain online marketplaces.
- Changes in the retail industry and the markets for consumer products could negatively impact existing customer relationships and our operating results.
- We may have difficulty collecting amounts owed to us.
- We are subject to payment-related risks.
- Our performance is influenced by a variety of economic, social, political, legislative, and regulatory factors.
- Our revenue and profits depend upon the level of consumer spending, which is sensitive to global economic conditions and other factors.
- We depend on our Missouri facility, which may not produce the benefits expected.
- Our business is subject to the risk of earthquakes, fire, power outages, floods, and other catastrophic events.
- Our business is subject to the risk of terrorism, cyberattacks, or failure of key information technology systems.
- Acquisitions involve significant risks, and we may not be able to complete acquisitions that we desire to make in the future.
- We may not achieve the desired results of future acquisitions and any acquisitions that we undertake in the future could be difficult to integrate, disrupt our business, dilute stockholder value, and harm our operations and operating results.
- Seasonality, weather conditions, and periodic fluctuations, such as changes in customer ordering patterns, may cause our operating results to vary from quarter to quarter.
- Our growth strategy may require significant additional funds, the amount of which will depend upon our working capital and general corporate needs.
- We may issue a substantial amount of our common stock in the future, which could cause dilution to current investors and otherwise adversely affect our stock price.
- The failure to manage our growth could adversely affect our operations.
- Liability insurance is expensive and may be difficult to obtain.
- Our Board of Directors may change significant corporate policies without stockholder approval.
- We depend on key personnel, and our business may be harmed if we fail to retain and attract skilled management and other key personnel.

- We are subject to extensive regulation and could incur fines, penalties, and other costs and liabilities under such requirements.
- Our inability to protect our intellectual property or obtain the right to use intellectual property from third parties could impair our competitive advantage, reduce our sales, and increase our costs. In addition, we may be subject to intellectual property claims, which could cause us to incur litigation costs and damages payments.
- We may incur substantial expenses and devote significant resources in prosecuting others for their unauthorized use of our intellectual property rights.
- We face risks relating to our international business that could adversely affect our business, operating results, and financial condition.
- We face risks associated with international activities, including those related to compliance with the Foreign Corrupt Practices Act and other applicable anti-corruption legislation.
- Increased protectionist tariffs and trade wars could further harm our business.
- The dynamic tariff landscape may increase our operating costs and distract us from long-term plans.
- Interruptions in the proper functioning of our information systems or other issues with our ERP systems could cause disruption to our operations.
- We may not be successful in our artificial intelligence initiatives, which could adversely affect our business, reputation, or financial results.
- Breaches of our information systems could adversely affect our reputation, disrupt our operations, and result in increased costs and loss of revenue.
- If our efforts to protect the security of personal information related to any of our customers, consumers, vendors, or employees are unsuccessful and unauthorized access to that personal information is obtained, or we experience a significant disruption in our computer systems or a cyber security breach, we could experience an adverse effect on our operations, we could be subject to costly government enforcement action and private litigation, and our reputation could suffer.
- Our business involves the potential for product recalls, product liability, and other claims against us, which could affect our earnings and financial condition.
- We produce or source and sell products that create exposure to potential product liability, warranty liability, or personal injury claims and litigation.
- Environmental laws and regulations may impact our business.
- There are risks associated with the Trademark License Agreement with our former parent company.

Risks Related to Our Common Stock

- The market price and trading volume of our common stock may be volatile and may continue to be volatile.
- Provisions of our Amended and Restated Certificate of Incorporation, our Fourth Amended and Restated Bylaws, and Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.
- Our Fourth Amended and Restated Bylaws designate Delaware as the exclusive forum for certain litigation, which may limit our stockholders' ability to choose a judicial forum for disputes with us.
- Your percentage ownership in our company may be diluted in the future.
- Our common stock is and will be subordinate to all of our future indebtedness and any series of preferred stock, and effectively subordinated to all indebtedness and preferred equity claims against our subsidiaries.

Risks related to Us as a Public Company

- We are an "emerging growth company" under the JOBS Act, and any decision on our part to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.
- We will have increased costs as a result of being a public company.
- If we fail to maintain effective internal controls, we may not be able to report our financial results accurately or timely or prevent or detect fraud, which would have a material adverse effect on our business or the market price of our securities.

Risks Related to Our Business

We are dependent on the proper functioning of our critical facilities, our supply chain, and distribution networks as well as the financial stability of our customers.

A reduction or interruption in any of our supply chain could adversely affect us. The failure of our suppliers to perform to our expectations could result in supply shortages or delays for certain products and components and harm our business. Our suppliers may encounter difficulties and other issues in obtaining the materials necessary to produce the components and parts that we use in our products. Political and economic instability in countries in which foreign suppliers are located, the financial and managerial instability of suppliers, the failure by suppliers to meet our standards, failure to meet production deadlines, insufficient quality control, problems with production capacity, labor problems experienced by our suppliers, the availability of raw materials to our suppliers, product quality issues, currency exchange rates, tariffs, transport availability and cost, inflation, and other factors relating to suppliers and the countries in which they are located may exist and could adversely affect our business. Damage or disruption to manufacturing and distribution capabilities of, or the disruption of deliveries from, our suppliers because of severe or catastrophic events, including weather, natural disaster, fire or explosion, terrorism, pandemics, or labor disruptions, including at ports or at our suppliers, could impair our product sales.

We may experience reductions in demand for certain products if our customers or vendors experience financial or other difficulties that adversely impact their ability to purchase or pay for our products. Significant or numerous cancellations, reductions, or delays in purchases or changes in business practices by our customers could have a material adverse effect on our business, operating results, and financial condition. A significant deterioration in the financial condition of our major customers could have a material adverse effect on our sales and profitability.

We must continue to introduce new products that are successful in the marketplace.

Our success depends on our ability to continue to conceive, design, produce or source, and market in a timely manner a continuing stream of innovative new products that appeal to consumers and achieve market acceptance and drive customer satisfaction and loyalty. The development of new products is a lengthy and costly process. Any new products that we develop and introduce to the marketplace may be unsuccessful in achieving customer or market acceptance or may achieve success that does not meet our expectations for a variety of reasons, including delays in introduction, unfavorable cost comparisons with alternative products, unfavorable customer or consumer acceptance, and unfavorable performance. Our business, operating results, and financial condition could be adversely affected if we fail to introduce new products that consumers want to buy or we incur significant expenses related to proposed new products that prove to be unsuccessful for any reason.

We rely to a significant extent on outsourcing for a substantial portion of our production, and any interruptions in these arrangements could disrupt our ability to fill our customers' orders.

We source a significant portion of our made-to-order finished products and components from third-party contract manufacturers and other suppliers located primarily in Asia. We depend on our contract manufacturers and other suppliers to maintain high levels of productivity and satisfactory delivery schedules. Our ability to secure qualified suppliers that meet our quality and other standards and to receive from them these products and components in a timely and efficient manner represents a challenge, especially with suppliers located and products and components sourced outside of the United States. The ability of our suppliers to effectively satisfy our production requirements could also be impacted by their financial difficulty or damage to their operations caused by fire, pandemic, terrorist attack, natural disaster, or other events. The failure of any supplier to perform to our expectations could result in supply shortages or delays for certain products and components and harm our business. If we experience significantly increased demand, or if we need to replace an existing supplier as a result of a lack of performance, we may be unable to supplement or replace our production capacity on a timely basis or on terms that are acceptable to us, which may increase our costs, reduce our margins, and harm our ability to deliver our products on time. For certain of our products, it may take a significant amount of time to identify and qualify a supplier that has the capability and resources to meet our product specifications in sufficient volume and satisfy our service and quality control standards. Political and economic instability in countries in which foreign suppliers are located, the financial and managerial instability of suppliers, the failure by suppliers to meet our standards, failure to meet production deadlines, insufficient quality control, problems with production capacity, labor problems experienced by our suppliers, the availability of raw materials to our suppliers, product quality issues, currency exchange rates, transport availability and cost, inflation, and other factors relating to suppliers and the countries in which they are located may exist and could adversely affect our business.

The U.S. foreign trade policies, tariffs, and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain types of materials from other countries, and other factors relating to foreign trade may affect our suppliers and our access to products and adversely affect our business.

We do not have long-term agreements with any of our contract manufacturers or other suppliers that guarantee production capacity, prices, lead times, or delivery schedules. Our contract manufacturers and other suppliers serve other customers, a number of which may have greater production requirements than we do. As a result, our contract manufacturers and other suppliers could determine to prioritize production capacity for other customers or reduce or eliminate deliveries to us on short notice. Lower than expected manufacturing efficiencies could increase our cost and disrupt or delay our supplies. Any of these problems could result in our inability to deliver our products in a timely manner or adversely affect our business, operating results, and financial condition.

The capacity of our contract manufacturers to produce our products also depends upon the cost and availability of raw materials. Our contract manufacturers and other suppliers may not be able to obtain sufficient supply of raw materials, which could result in delays in deliveries of our products by our manufacturers or increased costs. Any shortage of raw materials or inability of a manufacturer to produce or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a cost-efficient, timely manner and could cause us to miss the delivery requirements of our customers. As a result, we could experience cancellations of orders, refusals to accept deliveries, or reductions in our prices and margins, any of which could harm our financial performance, reputation, and operating results.

We may receive product deliveries from suppliers that fail to conform to our quality control standards. In such circumstances, our inability to sell those products could have a negative effect on our net sales and increase our administrative and shipping costs if we are unable to obtain replacement products in a timely manner.

Damage or disruption to manufacturing and distribution capabilities of, or the disruption of deliveries from, our suppliers because of severe or catastrophic events, including weather, natural disaster, fire or explosion, terrorism, pandemics, or labor disruptions, including at ports or at our suppliers, could impair our product sales. Although we have insurance to cover potential loss from most of our suppliers for these events, we could experience losses in excess of our insured limits and any claims for various losses could be denied. In addition, failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could have a material adverse effect on us, as well as require additional resources to restore our supply chain.

The costs and availability of finished products, components, and raw materials could affect our business and operating results.

The costs and availability of the finished products, components, and raw materials needed in our products can be volatile as a result of numerous factors, including but not limited to, general, domestic, and international economic conditions; labor costs; production levels; competition; consumer demand; import duties; tariffs; and currency exchange rates. This volatility can significantly affect the availability and cost of these items for us and may therefore have a material adverse effect on our business, operating results, and financial condition.

Our contract manufacturers are also subject to price volatility and labor cost and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products, components, and raw materials. During periods of rising prices, we may not be able to pass any portion of such increases on to customers. Conversely, when prices decline, customer demands for lower prices could result in lower sale prices and, to the extent that we have existing inventory, lower margins. As a result, fluctuations in finished products, components, or raw material prices could have a material adverse effect on our business, operating results, and financial condition.

We also use numerous raw materials, including steel, wood, and plastics, that we purchase from third-party suppliers to produce and test our products. Uncertainties related to governmental fiscal policies, including increased duties, tariffs, or other trade restrictions, could increase the prices of finished products, components, and raw materials we purchase from third-party suppliers.

Our inability to obtain sufficient quantities of finished products and components, raw materials, and other supplies from independent sources could result in reduced or delayed sales or lost orders. Any delay in or loss of sales could adversely impact our operating results. Many of the finished products, components, raw materials, and other supplies that we require are available only from a limited number of suppliers.

Since we do not have long-term supply contracts with our contract manufacturers or other suppliers, we could be subject to increased costs, supply interruptions, and difficulties in obtaining finished products, components, and raw materials. Our suppliers also may encounter difficulties and other issues in obtaining the materials necessary to produce the components and parts that we use in our products. Although we continue to expand our supply chain and seek to utilize multiple sourcing whenever possible, the time lost in seeking and acquiring new sources of supply or the inability to locate alternative sources of supply of comparable capabilities at an acceptable price, or at all, could negatively impact our net sales and profitability.

Our business depends to a significant extent upon the brand recognition and reputation of our brands, and the failure to maintain or strengthen our brand recognition and reputation could have a material adverse effect on our business.

The recognition and reputation of our brands are critical aspects of our business. We believe that maintaining and further enhancing the brand recognition and reputation of our brands is critical to retaining existing customers and attracting new customers. We also believe that the importance of our brand recognition and reputation will increase as competition in our markets continues to develop.

We anticipate that our advertising, marketing, and promotional efforts will increase in the foreseeable future as we continue to seek to enhance our brand recognition and the consumer demand for our products. Historically, we have relied on print and electronic media advertising to increase consumer awareness of our brands to increase purchasing intent and conversation. We anticipate that we will increasingly rely on other forms of media advertising, including social media and digital marketing. Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our advertising, promotion, public relations, and marketing programs. These brand promotion activities may not yield increased revenue and the efficacy of these activities will depend on a number of factors, including our ability to do the following:

- determine the appropriate creative message and media mix and markets for advertising, marketing, and promotional expenditures;

- select the right markets, media, and specific media vehicles in which to advertise;

- identify the most effective and efficient level of spending in each market, media, and specific media vehicle; and

- effectively manage marketing costs, including creative and media expenses, in order to maintain acceptable customer acquisition costs.

Increases in the pricing of one or more of our marketing and advertising channels could increase our marketing and advertising expenses or cause us to choose less expensive but possibly less effective marketing and advertising channels. If we implement new marketing and advertising strategies, we may incur significantly higher costs than our current costs, which in turn could adversely affect our operating results. Implementing new marketing and advertising strategies also could increase the risk of devoting significant capital and other resources to endeavors that do not prove to be cost effective. We also may incur marketing and advertising expenses significantly in advance of the time we anticipate recognizing revenue associated with such expenses, and our marketing and advertising expenditures may not generate sufficient levels of brand awareness and conversation or result in increased revenue. Even if our marketing and advertising expenses result in increased revenue, the increase might not offset our related expenditures. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace or supplement existing marketing and advertising channels with similar or more effective channels, our marketing and advertising expenses could increase substantially, our customer base could be adversely affected, and our business, operating results, financial condition, and reputation could suffer.

In addition, we may determine that certain of our products and brands benefit from endorsements and support from particular sporting enthusiasts, athletes, or other celebrities, and those products and brands may become personally associated with those individuals. As a result, sales of the endorsed products could be materially and adversely affected if any of those individuals' images, reputations, or popularity were to be negatively impacted.

We often rely on third parties, including product sourcing intermediaries, independent sales representatives and agents, that act on our behalf.

We often rely on third parties, including product sourcing intermediaries, independent sales representatives, and agents. These representatives and agents sometimes have the actual or apparent authority to enter into agreements on our behalf. The actions of these third parties could adversely affect our business if they agree to low margin contracts or conduct themselves in a manner that damages our reputation in the marketplace. We also face a risk that these third parties could violate domestic or foreign laws, which could put us at risk for prosecution in the United States or internationally.

Our operating results could be materially harmed if we are unable to forecast demand for our products accurately.

We often schedule internal production and place orders for finished products, components, and raw materials with third-party suppliers before receiving firm orders from our customers. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products to deliver to our customers. Factors that could affect our ability to accurately forecast demand for our products include the following:

- our failure to accurately forecast customer acceptance of new products;

- an increase or decrease in consumer demand for our products or for the products of our competitors;

- new product introductions by competitors;

- our relationships with customers;

- general market conditions and other factors, which may result in cancellations of orders or a reduction or increase in the rate of reorders placed by customers;

- general market conditions, economic conditions, and consumer confidence levels, which could reduce demand for discretionary items, such as our products; and

- the domestic political environment, including debates over the regulation of various consumer products.

Inventory levels in excess of customer demand may result in inventory write-downs and the sale of excess inventory at discounted prices, which could have an adverse effect on our business, operating results, and financial condition. If we underestimate demand for our products, we and our third-party suppliers may not be able to produce products to meet customer demand, and this could result in delays in the shipment of products and lost revenues, as well as damage to our reputation and customer relationships. We may not be able to manage inventory levels successfully to meet future order and reorder requirements.

An inability to expand our e-commerce business could reduce our future growth.

With consumers shopping online via e-commerce retailers, we face intense pressure to make our products readily and conveniently available via e-commerce services. Our success in participating in e-commerce depends on our ability to effectively use our marketing resources to communicate with existing and potential customers. To increase our e-commerce sales, we may have to be more promotional to compete, which could impact our gross margin and increase our marketing expenses. We recently developed and continue to enhance our direct-to-consumer e-commerce platform, but rely to an extent on third party e-commerce websites to sell our products, which could lead to our e-commerce customers being able to have control over the pricing of our products. This in turn could lead to adverse relationship consequences with our customers that operate brick and mortar locations as they may perceive themselves to be at a disadvantage based on the e-commerce pricing to end consumers. We may not be able to successfully expand our e-commerce business and respond to shifting consumer traffic patterns and direct-to-consumer buying trends.

In addition, e-commerce and direct-to-consumer operations are subject to numerous risks, including but not limited to, implementing and maintaining appropriate technology to support business strategies; reliance on third-party computer hardware/software and service providers; data breaches; violations of federal, state, and international laws, including those relating to online privacy, credit card fraud, telecommunication failures, electronic break-ins, and similar disruptions; and disruptions of Internet service. Our inability to adequately respond to these risks and uncertainties or to successfully maintain and expand our direct-to-consumer business may have an adverse impact on our operating results.

We plan to continue to expand our brand recognition and product loyalty through social media and our websites, with generation of original content. These efforts are intended to yield greater traffic to our websites and increase our direct-to-consumer revenue. By doing so, we will become to an extent a competitor to our customers, reducing their revenue in the process. This could lead to adverse relationships with our online and brick and mortar retail customers, which could have an adverse impact on our operating results.

We compete in highly competitive markets with numerous large and small competitors and with limited barriers to entry.

We operate in highly competitive markets that are characterized by competition from major and small domestic and international companies. Our competitors primarily include a large number of private companies that directly compete with our brands.

Competition in the markets in which we operate is based on a number of factors, including innovation, performance, price, quality, reliability, durability, consumer brand awareness, and customer service and support. Competition could cause price reductions, loss of market share, reduced profits, or operating losses, any of which could have a material adverse effect on our business, operating results, and financial condition. Certain of our competitors may have more established brand names and stronger market partners than we do, be more diversified than we are, or have available financial and marketing resources that are substantially greater than ours, which may allow them to invest more heavily in intellectual property, product development, and advertising. In addition, the proliferation of private labels and exclusive brands offered by department stores, chain stores, and mass channel retailers could lead to reduced sales and prices of our products.

Certain of our competitors may be willing to reduce prices and accept lower profit margins to compete with us. Further, customers often demand that suppliers reduce their prices on mature products, which could lead to lower margins.

In addition, our products compete with many other sporting and recreational products and activities for the discretionary spending of consumers. Failure to effectively compete with these activities or alternative products could have a material adverse effect on our performance.

A substantial portion of our revenue depends on a small number of large customers.

We sell our products through online retailers, sport specialty stores, sporting goods stores, dealers and distributors, and mass market home and auto retailers. The world's largest e-commerce retailer accounted for 20.3% of our fiscal 2025 net sales through its very extensive customer base of end consumers.

Although we have long-established relationships with many of our customers, we generally do not have any long-term supply or binding contracts or guarantees of minimum purchases with our customers. Purchases by our customers are generally made through individual purchase orders. As a result, these customers may cancel their orders, change purchase quantities from forecast volumes, delay purchases for a number of reasons, or change other terms of the business relationship. Significant or numerous cancellations, reductions, or delays in purchases or changes in business practices by our customers could have a material adverse effect on our business, operating results, and financial condition. In addition, because many of our costs are fixed, a reduction in customer demand could have an adverse effect on our gross profit margins and operating income.

A significant deterioration in the financial condition of our major customers could have a material adverse effect on our sales and profitability. We regularly monitor and evaluate the credit status of our customers and attempt to adjust sales terms as appropriate. Despite these efforts, substantial financial issues or a bankruptcy filing by a key customer could have a material adverse effect on our business, operating results, and financial condition.

Retail pricing decisions made by certain of our customers could negatively impact the pricing for our products in certain online marketplaces.

Many of our customers have manual or automated processes to match retail prices in the marketplace. We have a policy that requires our customers to maintain minimum advertised pricing on certain of our products, unless we allow otherwise. This policy serves to help stabilize the pricing for our products at retail. If a customer decreases its retail prices below our minimum threshold, other retailers could also reduce pricing on the same product, thus devaluing that product in the marketplace. This practice could cause us to lower our prices to customers or to compensate them financially for the loss in their inventory value, and, therefore, this could yield an adverse effect on our business, operating results, and financial condition.

Changes in the retail industry and the markets for consumer products could negatively impact existing customer relationships and our operating results.

In recent years, the retail industry has experienced consolidation and other ownership changes. In the future, retailers may further consolidate, undergo restructurings or reorganizations, realign their affiliations, or reposition the target markets for their stores. These developments could result in a reduction in the number of retailers that carry our products, increased ownership concentration within the retail industry, increased credit exposure, and increased retailer leverage over their suppliers, such as us. These changes could impact our opportunities in the market and increase our reliance on a smaller number of large customers.

We depend on a continuous flow of new orders from large, high-volume retail customers, but we may be unable to continually meet the needs of these customers. Retailers are increasing their demands on suppliers to take various actions, including the following:

- reduce lead times for product delivery, which may require us to increase inventories and could impact the timing of reported sales;

- require us to fulfill their direct-to-consumer website orders, or drop shipping, which could increase our cost per unit, lead to higher inventory levels, and increase freight costs;

- improve customer service in which products are supplied directly to retailers from third-party suppliers; and

- adopt technologies related to inventory management that may have substantial implementation costs.

We may not be able to successfully meet the needs of our customers. A substantial decrease in sales to any of our major customers could have a material adverse effect on our business, operating results, and financial condition.

As a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a "just-in-time" basis. This requires us to shorten our lead times for production in certain cases and more closely anticipate demand, which could, in the future, require us to carry additional inventories. We also may be negatively affected by changes in the policies of our retail customers, such as inventory destocking, limitations on access to and time on shelf space, use of private label brands, price demands, payment terms, and other conditions, which could negatively impact our business, operating results, and financial condition.

These foregoing factors could result in a shift of bargaining power to the retail industry and in fewer outlets for our products. Further consolidations could result in price and other competition that could reduce our margins and our net sales.

We may have difficulty collecting amounts owed to us.

Certain of our customers may experience credit-related issues. We perform ongoing credit evaluations of customers, but these evaluations may not be completely effective. We grant payment terms to most customers ranging from 30 to 90 days and do not generally require collateral. However, in some instances, we provide longer payment terms. Should more customers than we anticipate experience liquidity issues, or if payments are not received on a timely basis, we may have difficulty collecting amounts owed to us by such customers and our business, operating results, and financial condition could be adversely impacted.

Through our growth strategy, our sales could become increasingly dependent on purchases by several large customers. Consolidation in the retail industry could also adversely affect our business. If our sales were to become increasingly dependent on business with several large customers, we could experience more concentrated credit-related risks and be adversely affected by the loss or a significant decline in sales to one or more of these customers. In addition, our dependence on a smaller group of customers could result in their increased bargaining position and pressures on the prices we charge, which may in turn result in lower sales prices and, to the extent that we have existing inventory, lower margins, and our business, operating results, and financial condition could be adversely impacted.

We are subject to payment-related risks.

We accept a variety of payment methods, including credit cards, debit cards, electronic funds transfers, electronic payment systems, and gift cards. Accordingly, we are subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, as well as electronic payment systems, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We are also subject to payment card association operating rules and agreements, including data security rules and agreements, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if there is a breach or compromise of our data security systems, we may be liable for losses incurred by card issuing banks or customers, subject to fines and higher transaction fees, or the loss of our ability to accept credit or debit card payments from our customers or process electronic fund transfers or facilitate other types of payments. Any failure to comply could significantly harm our brand, reputation, business, operating results, and financial condition.

Our performance is influenced by a variety of economic, social, political, legislative, and regulatory factors.

Our performance is influenced by a variety of economic, social, political, legislative, and regulatory factors. General economic conditions and consumer spending patterns can negatively impact our operating results. Economic uncertainty, unfavorable employment levels, declines in consumer confidence, increases in consumer debt levels, increased commodity prices, and other economic factors may affect consumer spending on discretionary items and adversely affect the demand for our products.

In addition, sluggish economies and consumer uncertainty regarding future economic prospects in our key markets may have an adverse effect on the financial health of certain of our customers, which may in turn have a material adverse effect on our operating results. We extend credit to our customers for periods of varying duration based on an assessment of the customer's financial condition, generally without requiring collateral, which increases our exposure to the risk of uncollectible receivables. In addition, we face increased risk of order reduction or cancellation when dealing with financially ailing customers or customers struggling with economic uncertainty. We may reduce our level of business with customers and distributors experiencing financial difficulties and may not be able to replace that business with other customers, which could have a material adverse effect on our financial condition, operating results, or cash flows. In times of uncertain market conditions, there is also an increased risk that inventories cannot be liquidated in an efficient manner, which may result in excess levels of inventory.

Social, political, and other factors also can affect our performance. Concerns and uncertainties about U.S. presidential, congressional, and state elections and legislature and policy shifts can affect the demand for our products. In addition, speculation surrounding increased gun control and hunting regulations at the federal, state, and local level can affect consumer demand for our products since a significant amount of our products find applications in shooting and hunting activities. Often, such concerns and uncertainties result in an increase in near-term consumer demand and subsequent softening of demand when such concerns subside. Inventory levels in excess of customer demand may negatively impact our business, operating results, and financial condition.

Federal and state legislatures frequently consider legislation relating to the regulation of firearms, including amendment or repeal of existing legislation. Existing laws may also be affected by future judicial rulings and interpretations. These possible changes to existing legislation or the enactment of new legislation may seek to restrict the ownership of various types of firearms and accessories. Such restrictive changes to legislation could reduce the demand for certain of our products that relate to firearms. Such restrictions or bans could have a material adverse effect on our business, operating results, and financial condition.

Our revenue and profits depend upon the level of consumer spending, which is sensitive to global economic conditions and other factors.

The success of our business depends on consumer spending, and there are a number of factors that influence consumer spending, including actual and perceived economic conditions; disposable consumer income; interest rates; consumer credit availability; employment levels; stock market performance; weather conditions; energy prices; consumer discretionary spending patterns; and tax rates in the international, national, regional, and local markets where our products are produced or sold. The current global economic environment is unpredictable, and adverse economic trends or other factors could negatively impact the level of consumer spending, which could have a material adverse impact on us.

We depend on our Missouri facility, which may not produce the benefits expected.

We are extremely dependent on our facility in Columbia, Missouri. The facility houses our principal executive, administrative, financial, sales, marketing, distribution, research and development, assembly, and quality inspection operations. Our ability to meet customer expectations, manage inventory, complete sales, and achieve objectives for operating profits will depend on our proper operation of the facility.

Our business is subject to the risk of earthquakes, fire, power outages, floods, and other catastrophic events.

Our business is vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, criminal acts, public health crises, such as pandemics and epidemics, and other similar events. Each of these events could be exacerbated or increase in frequency due to the effects of climate change. These risks are particularly substantial because we conduct substantially all of our operations from one location. We maintain casualty and business interruption insurance, but it may not adequately protect us from the types and amounts of losses we may incur or from the adverse effect that may be caused by significant disruptions in our product distribution, such as the long-term loss of customers or an erosion of our brand image. In addition, the facilities of certain of our contract manufacturers and other suppliers are subject to the same and additional risks, especially since some of them are located in parts of Asia that experience typhoons, earthquakes, other natural disasters, and public health crises.

Our business is subject to the risk of terrorism, cyberattacks, or failure of key information technology systems.

Our computer systems, and third-party cloud-based solutions may be vulnerable to computer viruses, criminal acts, denial-of-service attacks, ransomware, and similar disruptions from unauthorized tampering with computer systems, which could lead to interruptions, delays, or loss of critical data. As we rely heavily on our information technology and communications systems and the Internet to conduct our business and provide high-quality customer service, these disruptions could harm our ability to run our business and either directly or indirectly disrupt our suppliers' or manufacturers' businesses, which in turn could harm our business, operating results, and financial condition.

Acquisitions involve significant risks, and we may not be able to complete acquisitions that we desire to make in the future.

We have a plan to expand our operations through acquisitions to enhance our existing products and offer new products, enter new markets and businesses, strengthen and avoid interruption from our supply chain, and improve our position in current markets and businesses. Acquisitions involve significant risks and uncertainties. We cannot accurately predict the timing, size, and success of any future acquisitions. We may be unable to identify suitable acquisition candidates or to complete the acquisitions of candidates that we identify. Increased competition for acquisition candidates or increased asking prices by acquisition candidates may increase purchase prices for acquisitions to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria. Acquisitions also may become more difficult in the future as we or others acquire the most attractive candidates. Unforeseen expenses, difficulties, and delays frequently encountered in connection with expansion through acquisitions could inhibit our growth and negatively impact our business, operating results, and financial condition.

Our ability to complete acquisitions that we desire to make in the future will depend upon various factors, including but not limited to the following:

- the availability of suitable acquisition candidates at attractive purchase prices;

- the ability to compete effectively for available acquisition opportunities;

- the availability of cash resources, borrowing capacity, or other forms of consideration at favorable pricing that would enable us to offer the required acquisition purchase prices;

- the ability of management to devote sufficient attention to acquisition efforts; and

- the ability to obtain any requisite governmental or other approvals.

As a part of any potential acquisition, we may engage in discussions with various acquisition candidates. In connection with these discussions, we and each potential acquisition candidate may exchange confidential operational and financial information, conduct due diligence inquiries, and consider the structure, terms, and conditions of the potential acquisition. In certain cases, the prospective acquisition candidate may agree not to discuss a potential acquisition with any other party for a specific period of time and agree to take other actions designed to enhance the possibility of the acquisition, such as preparing audited financial information. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues. As a result of these and other factors, a number of potential acquisitions that from time-to-time appear likely to occur do not result in binding legal agreements and are not consummated, but may result in increased legal, consulting, and other costs.

We may not achieve the desired results of future acquisitions and any acquisitions that we undertake in the future could be difficult to integrate, disrupt our business, dilute stockholder value, and harm our operations and operating results.

We may pursue acquisitions of companies involved in what we consider the rugged outdoor market (which may include shooting, hunting, fishing, camping, hiking, personal security and defense, and a variety of other outdoor recreational and leisure activities), companies that perform manufacturing services for us or supply us with components or materials, and other businesses that we regard as complementary to our business. We may have little or no experience with certain acquired businesses, which could involve significantly different supply chains, production techniques, customers, and competitive factors than our current business. This lack of experience would require us to rely to a great extent on the management teams of these acquired businesses. These acquisitions also could require us to make significant investments in systems, equipment, facilities, and personnel in anticipation of growth. These costs could be essential to implement our growth strategy in supporting our expanded activities and resulting corporate structure changes. We may be unable to achieve some or all of the benefits that we expect to achieve as we expand into these new markets within the time frames we expect, if at all. If we fail to achieve some or all of the benefits that we expect to achieve as we expand into these new markets, or do not achieve them within the time frames we expect, our business, operating results, and financial condition could be adversely affected.

We may be unable to effectively complete an integration of the management, operations, facilities, accounting, and information systems of acquired businesses with our own; to implement effective controls to mitigate legal and business risks with which we have no prior experience; to manage efficiently the combined operations of the acquired businesses with our operations; to achieve our operating, growth, and performance goals for acquired businesses; to achieve additional sales as a result of our expanded operations; or to achieve operating efficiencies or otherwise realize cost savings as a result of anticipated acquisition synergies. The integration of acquired businesses involves numerous risks and uncertainties, including but not limited to the following:

- the failure of acquired businesses to achieve expected results;

- the potential disruption of our core businesses;

- risks associated with entering markets and businesses in which we have little or no prior experience;

- diversion of management's attention from our core businesses;

- adverse effects on existing business relationships with suppliers and customers;

- risks associated with increased regulatory or compliance matters;

- failure to retain key customers, suppliers, or personnel of acquired businesses;

- the potential strain on our financial and managerial controls and reporting systems and procedures;

- greater than anticipated costs and expenses related to the integration of the acquired businesses with our business;

- potential unknown liabilities associated with the acquired businesses;

- risks associated with weak internal controls over information technology systems and associated cyber security risks;

- meeting the challenges inherent in effectively managing an increased number of employees in diverse locations;

- the risk of impairment charges related to potential write-downs of acquired assets; and

- the challenge of creating uniform standards, controls, procedures, policies, and information systems.

Unforeseen expenses, difficulties, and delays frequently encountered in connection with future acquisitions could inhibit our growth and negatively impact our profitability. Any future acquisitions may not meet our strategic objectives or perform as anticipated. In addition, the size, timing, and success of any future acquisitions may cause substantial fluctuations in our operating results from quarter to quarter. These interim fluctuations could also adversely affect the market price of our common stock.

Seasonality, weather conditions, and periodic fluctuations, such as changes in customer ordering patterns, may cause our operating results to vary from quarter to quarter.

Our business is typically seasonal. Our sales have typically been highest between August and January due to shipments around the fall hunting and holiday seasons. In addition, there is heightened demand for our fishing and outdoor cooking products during the spring and early summer months. The seasonality of our sales may change in the future. Seasonal variations in our operating results may reduce our cash on hand, increase our inventory levels, and extend our accounts receivable collection periods. This in turn may cause us to increase our debt levels and interest expense to fund our working capital requirements.

Various factors contribute to significant periodic and seasonal fluctuations in our operating results. These factors include the following:

- market acceptance of our products, including new products;

- market acceptance and new product introductions by our competitors;

- our ability to pass along price increases in response to market conditions;

- the timing of large domestic and international orders;

- the cancellation of existing orders;

- changes in our sales mix;

- the cost of new product introductions;

- problems with our supply chain;

- the volume of customer orders relative to our capacity;

- the timing of expenditures in anticipation of future customer orders;

- effectiveness in managing production processes and costs;

- changes in cost and availability of labor and finished products, components, and raw materials;

- ability to manage inventory and inventory obsolescence;

- pricing and other competitive pressures;

- changes or anticipated changes in economic, social, political, legislative, and regulatory factors;

- the outcome of any litigation;

- adverse publicity surrounding our products, the safety of our products, or the use of our products;

- changes in amount or timing of our operating expenses; and

- changes in laws and regulations that may affect the marketability of our products.

Our annual and quarterly operating results may also fluctuate significantly as a result of a variety of other factors, including, among other things, the timing of the introduction of and advertising for our new products and those of our competitors and changes in our product mix. Variations in weather conditions may also affect our quarterly operating results as certain of our products are primarily for outdoor use. In addition, we may not be able to adjust our spending in a timely manner to compensate for any unexpected shortfall in our sales. As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our operating results between different quarters within a single fiscal year, or across different fiscal years, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of our future performance, including the performance for the full year based on quarterly performance. In the event that any seasonal or quarterly fluctuations in our net sales and operating results result in our failure to meet our forecasts or the forecasts of the research analysts that may cover us in the future, the market price of our common stock could fluctuate or decline.

Our growth strategy may require significant additional funds, the amount of which will depend upon our working capital and general corporate needs.

Any substantial borrowings made to finance operations or future acquisitions could make us more vulnerable to a downturn in our operating results, a downturn in economic conditions, or increases in interest rates on borrowings. If our cash flow from operations is insufficient to meet our debt service requirements, we could be required to sell additional equity securities, refinance our obligations, or dispose of assets in order to meet our debt service requirements. Adequate financing may not be available if and when we need it or may not be available on terms or at a rate acceptable to us. The failure to obtain sufficient financing on favorable terms and conditions could have a material adverse effect on us.

From time to time, we may seek additional equity or debt financing to provide funds for the expansion of our business. We cannot predict the timing or amount of any such financing requirements at this time. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired, and our operating results may suffer. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing stockholders.

We may issue a substantial amount of our common stock in the future, which could cause dilution to current investors and otherwise adversely affect our stock price.

We may issue additional shares of common stock to fund our operations, to provide competitive compensation packages to our employees, or for acquisitions. These issuances could be significant. To the extent that we issue our shares of common stock, your equity interest in us will be diluted. Any such issuance will also increase the number of outstanding shares of common stock that will be eligible for re-sale in the future. Persons receiving shares of our common stock in connection with acquisitions may be more likely to sell their common stock, which may influence the price of our common stock. In addition, the potential issuance of additional shares in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than might otherwise be obtained.

The failure to manage our growth could adversely affect our operations.

To continue to expand our business and strengthen our competitive position, we may commit significant investments in systems, equipment, facilities, product development, and personnel to increase our sales, marketing, information technology, and research and development efforts. A failure to sufficiently increase our revenue to offset those potential increased costs could adversely affect our business, operating results, and financial condition. The failure to manage our growth effectively could adversely affect our operations.

The expansion of our products and customer base may result in increases in our overhead and selling expenses. We also may be required to increase staffing and other expenses as well as our expenditures on capital equipment and leasehold improvements in order to meet the demand for our products. Any increase in expenditures in anticipation of future sales that do not materialize would adversely affect our profitability.

Liability insurance is expensive and may be difficult to obtain.

Liability insurance coverage is expensive and from time to time may be difficult or impossible to obtain, particularly as a result of the intended use of certain of our product offerings. Our insurance policies are subject to periodic review by our insurers and may not be renewed at all or on similar or favorable terms.

Our Board of Directors may change significant corporate policies without stockholder approval.

Our investment, financing, borrowing, and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization, and operations, will be determined by our Board of Directors. These policies may be amended or revised at any time and from time to time at the discretion of the Board of Directors without a vote of our stockholders. In addition, our Board of Directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements. A change in these policies could have an adverse effect on our business, operating results, financial condition, cash flow, per share trading price of our common stock, and ability to satisfy any debt service obligations.

We depend on key personnel, and our business may be harmed if we fail to retain and attract skilled management and other key personnel.

Our success depends to a significant extent upon the continued services of our current senior management team, including Brian D. Murphy, our President and Chief Executive Officer. The loss of Mr. Murphy or one or more of our other key executives or employees could have a material adverse effect on our business. We do not maintain "key person" insurance policies on the lives of any of our executive officers or any of our other employees. Except in the case of Mr. Murphy with whom we have an employment agreement, we employ all of our executive officers and key employees on an at-will basis, and their employment can be terminated by us or by them at any time, for any reason, and without advance notice, subject to certain severance obligations upon termination. In order to retain valuable employees, in addition to salary and cash incentives, we regard our ability as a public company to grant stock-based compensation as an important component of our ability to attract and retain key personnel. The value to employees of stock-based compensation over time will be significantly affected by movements in our stock price and may at any time be insufficient to counteract offers from other companies.

Our success also depends on our ability to attract, retain, and motivate additional skilled non-management personnel. We plan to continue to expand our workforce to continue to improve our business and operating results. We believe that there is significant competition for qualified personnel with the skills and knowledge that we require. Other companies with which we compete for qualified personnel may have or have access to greater financial and other resources than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those which we have to offer. If we are not able to retain our current key personnel, or attract the necessary qualified key personnel, to accomplish our business objectives, we may experience constraints that will impede the achievement of our business objectives and our ability to pursue our business strategy. New hires require significant training and, in most cases, take significant time before they achieve full productivity. New employees may not become as productive as we expect and we may be unable to hire or retain sufficient numbers of qualified individuals. If our recruiting, training, and retention efforts are not successful or do not generate a corresponding increase in revenue, our business may be harmed.

We are subject to extensive regulation and could incur fines, penalties, and other costs and liabilities under such requirements.

Like other producers and sellers of consumer products, we are required to comply with a wide variety of federal, state, local, and international laws, rules, and regulations, including those related to consumer products and consumer protection, advertising and marketing, labor and employment, data protection and privacy, intellectual property, workplace safety, the environment, the import and export of products, and taxes. Our failure to comply with applicable federal, state, local, or international laws, rules, and regulations may result in our being subject to claims, lawsuits, fines, and adverse publicity that could have a material adverse effect on our business, operating results, and financial condition. These laws, rules, and regulations currently impose significant compliance requirements on our business, and more restrictive laws, rules, and regulations may be adopted in the future.

Our inability to protect our intellectual property or obtain the right to use intellectual property from third parties could impair our competitive advantage, reduce our sales, and increase our costs. In addition, we may be subject to intellectual property claims, which could cause us to incur litigation costs and damages payments.

Our success and ability to compete depend in part on our ability to protect our intellectual property. We rely on a combination of patents, copyrights, trade secrets, trademarks, trade dress, customer records, monitoring, brand protection services, confidentiality agreements, and other contractual provisions to protect our intellectual property, but these measures may provide only limited protection. Our failure to enforce and protect our intellectual property rights or obtain the right to use necessary intellectual property from third parties may lead to our loss of trademark and service mark rights, brand loyalty, and notoriety among our customers and prospective customers. The scope of any intellectual property to which we have or may obtain rights may not prevent others from developing and selling competing products. In addition, our intellectual property may be held invalid upon challenge, or others may claim rights in, or ownership of, our intellectual property. Moreover, we may become subject to litigation with parties that claim, among other matters, that we infringed their patents or other intellectual property rights. The defense and prosecution of patent and other intellectual property claims are both costly and time-consuming and could result in a material adverse effect on our business, operating results, and financial condition.

Patents may not be issued for the patent applications that we have filed or may file in the future. Our issued patents may be challenged, invalidated, or circumvented, and claims of our patents may not be of sufficient scope or strength, or issued in the proper geographic regions, to provide meaningful protection or any commercial advantage. We have registered certain of our trademarks and trade dress in the United States and other countries. We have also recorded certain of our registered trademarks with customs officials in the United States and other countries. We may be unable to enforce existing or obtain new registrations of principle or other trademarks in key markets. Failure to obtain or enforce such registrations could compromise our ability to protect fully our trademarks and brands and could increase the risk of challenges from third parties to our use of our trademarks and brands.

In the past, we did not consistently require our employees and consultants to enter into confidentiality agreements, employment agreements, or proprietary information and invention agreements; however, we now require such agreements. As a result, these employees and consultants may try to claim some ownership interest in our intellectual property and may use our intellectual property competitively and without appropriate limitations. In addition, our acquired businesses may not have consistently required their employees and consultants to enter into confidentiality agreements, employment agreements, or proprietary information and invention agreements. Claims by such individuals may affect our business, operating results, and financial condition.

We may be subject to intellectual property infringement claims against us that could be expensive and use management and other resources regardless of whether the claim has merit. If it is determined that our products infringe upon another party's intellectual property, we could be forced to make payment for past infringements and enter into costly royalty or licensing agreements in order to be able to continue to sell our products or, perhaps, discontinue use of the protected technology. Such agreements or resolutions may not be available on terms acceptable to us or at all.

We may incur substantial expenses and devote significant resources in prosecuting others for their unauthorized use of our intellectual property rights.

We may become involved in litigation regarding patents and other intellectual property rights. Other companies, including our competitors, may develop intellectual property that is similar or superior to our intellectual property, duplicate our intellectual property, or design around our patents and proprietary rights. Other companies also may have or obtain patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our products. Effective intellectual property protection may be unavailable or limited in some foreign countries in which we sell or source products or components or from which competing products may be sold. Unauthorized parties may attempt to copy or otherwise use aspects of our intellectual property and products that we regard as proprietary. Our means of protecting our proprietary rights in the United States or abroad may prove to be inadequate, and competitors may be able to independently develop similar intellectual property. If our intellectual property protection is insufficient to protect our intellectual property rights, we could face increased competition in the markets for our products.

Should any of our competitors file patent applications or obtain patents that claim inventions also claimed by us, we may choose to participate in an interference proceeding to determine the right to a patent for these inventions because our business would be harmed if we fail to enforce and protect our intellectual property rights. Even if the outcome is favorable, this proceeding could result in substantial cost to us and disrupt our business.

In the future, we also may need to file lawsuits to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. This type of litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on us.

We face risks relating to our international business that could adversely affect our business, operating results, and financial condition.

Our ability to conduct operations in our existing international markets and to capitalize on growth in new international markets is subject to risks associated with our doing business internationally, including but not limited to the following:

- issues related to managing international operations;

- potentially adverse tax developments;

- greater difficulty enforcing intellectual property rights and weaker laws protecting intellectual property rights;

- currency exchange issues;

- import and export controls;

- social, political, and economic instability in the countries in which we operate;

- local laws and regulations, including those governing labor, product safety, and environmental protection;

- changes to international treaties and regulations;

- changes in tariffs, import duties, or import or export restrictions;

- limitations on our ability to efficiently repatriate cash from our foreign operations;

- restrictive actions by foreign governments;

- complications in complying with the laws and policies of the United States affecting the importation of goods, including tariffs, duties, quotas, and taxes;

- required compliance with U.S. laws that impact our operations in foreign jurisdictions that do not impact local operating companies; and

- complications in complying with trade and foreign tax laws.

As we source finished products, components, and raw materials in Asia, a significant disruption of the political or financial systems in countries in that region could put these operations at risk, which could ultimately adversely affect our profitability or operating results.

We face risks associated with international activities, including those related to compliance with the Foreign Corrupt Practices Act and other applicable anti-corruption legislation.

Political and economic conditions abroad may result in a reduction of or inhibition of our growth in our sales in numerous foreign countries and our purchase of certain finished products and components from suppliers in certain countries in Asia and Europe, including China and, to a lesser extent, Taiwan, Vietnam, the Philippines, and Myanmar. Our efforts to comply with the Foreign Corrupt Practices Act, or other applicable anti-corruption laws and regulations, may limit our international business activities, necessitate the implementation of certain processes and compliance programs, and subject us to enforcement actions or penalties for noncompliance. Both the United States and foreign governments have increased their oversight and enforcement activities in this area in recent years, and we expect applicable agencies to continue to increase such activities in the future.

Increased protectionist tariffs and trade wars could further harm our business.

We are currently subject to tariffs on a significant number of our products. Increases in protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export or import compliance laws, or other trade policies, could reduce our ability to sell our products in foreign markets, the ability of foreign customers to purchase our products, and our ability to import products, components, and raw materials from foreign suppliers. The United States has imposed and threatened to impose further tariffs on a variety of products and materials imported from various foreign countries. Tariff policies of the United States may result in retaliatory actions by affected countries, potentially resulting in trade wars and increased costs for goods imported into the United States. Any tariffs that result in increased costs or unavailability of imported products or components that we obtain for resale from foreign suppliers or raw materials used in the production of our products could require us to increase the prices of the products we sell or result in lower gross margins on such products if we are unable to increase the price of such products to our customers. Furthermore, increased pricing on these products could lead to lower consumer demand.

These tariffs have the potential to significantly increase the cost of our products. In such a case, we may not be able to shift manufacturing and supply agreements to non-impacted countries, including the United States, to reduce the effects of the tariffs. As a result, we may suffer margin erosion or be required to raise our prices, which may result in the loss of customers, negatively impact our operating results, or otherwise harm our business. In addition, the imposition of tariffs on products that we export to international markets could make such products more expensive compared to those of our competitors if we pass related additional costs on to our customers, which may also result in the loss of customers, negatively impact our operating results, or otherwise harm our business.

The dynamic tariff landscape may increase our operating costs and limit our ability to create or execute our long-term plans.

The current political and economic environment is dynamic and uncertain, as the current U.S. administration has imposed, modified and paused tariffs, and granted exemptions from tariffs, on different countries and products multiple times recently. If we are unable to mitigate the impacts of tariffs through supply chain adjustments, pricing strategies, or other measures, our financial performance and growth prospects could be negatively affected. Continuing changes in the tariff landscape may limit our ability to create or execute our long-term plans or goals, particularly concerning the sourcing of the products we design and our pricing strategies.

Interruptions in the proper functioning of our information systems or other issues with our ERP systems could cause disruption to our operations.

We rely extensively on our information systems to manage our business, data, communications, supply chain, ordering, pricing, billing, inventory replenishment, accounting functions, and other processes. Our systems are subject to damage or interruption from various sources, including power outages, computer and telecommunications failures, computer viruses, cyber security breaches, vandalism, severe weather conditions, catastrophic events, terrorism, and human error, and our disaster recovery planning cannot account for all eventualities. Our current, and any future, disaster recovery measures cannot address all potential contingencies. If our systems are damaged, fail to function properly, or otherwise become compromised or unavailable, we may incur substantial costs to repair or replace them, and we may experience loss of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business, operating results, and financial condition.

Our information technology systems require periodic modifications, upgrades, and replacements that subject us to costs and risks, including potential disruption to our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel or outside firms to implement and operate existing or new systems, and other risks and costs of delays or difficulties in transitioning to new or modified systems or of integrating new or modified systems into our current systems. In addition, challenges implementing new or modified technology systems may cause disruptions in our business operations and have an adverse effect on our business operations if not anticipated and appropriately mitigated.

We may not be successful in our artificial intelligence initiatives, which could adversely affect our business, reputation, or financial results.

Artificial Intelligence (AI), presents new risks and challenges that may affect our business. We have made investments to integrate AI and machine learning technology into our operations and these AI applications may become more important in our operations over time. Our competitors or other third parties may incorporate AI into their operations and products more quickly or more successfully than us, which could impair our ability to compete effectively against our competitors and adversely affect our business and results of operations. We recognize that the integration of AI into our product development, software applications, customer service, and other business operations presents new or unknown intellectual property and cybersecurity risks and challenges. Rapid technological progress in the industry regarding new and emerging AI technologies, such as agentic and generative AI, may require additional investment in the development, integration, security, and maintenance, as well as the development of appropriate policies and safeguards to maintain a responsible and ethical AI framework. These requirements could increase our expenses as we continue to expand the application of AI technologies where warranted, or to address changes to AI technologies, frameworks, or regulations.

Breaches of our information systems could adversely affect our reputation, disrupt our operations, and result in increased costs and loss of revenue.

There have been an increasing number of cyber security incidents affecting companies around the world, which have caused operational failures or compromised sensitive or confidential corporate data. Such cyber security incidents may result in the loss or compromise of customer, financial, or operational data; loss of assets; disruption of billing, collections, or normal operating activities; disruption of electronic monitoring and control of operational systems; and delays in financial reporting and other management functions. In addition, future acquisitions could increase our risk if they lack or fail to operate the necessary systems, policies, procedures, and controls. Possible impacts associated with cyber security incidents may include, among others, remediation costs related to lost, stolen, or compromised data; repairs to data processing systems; increased cyber security protection costs; reputational damage; lawsuits seeking damages; regulatory actions; and adverse effects on our compliance with applicable privacy and other laws and regulations. Such occurrences could have an adverse effect on our business, operating results, and financial condition.

> ***If our efforts to protect the security of personal information related to any of our customers, consumers, vendors, or employees are unsuccessful and unauthorized access to that personal information is obtained, or we experience a significant disruption in our computer systems or a cyber security breach, we could experience an adverse effect on our operations, we could be subject to costly government enforcement action and private litigation, and our reputation could suffer.***

Our operations involve the storage and transmission of proprietary information related to customers, consumers, vendors, and employees, such as credit card and bank account numbers, and security breaches could expose us to a risk of loss of this information, government enforcement action and litigation, and possible liability. Our payment services may be susceptible to credit card and other payment fraud schemes, including unauthorized use of credit cards, debit cards, bank account information, identity theft, and merchant fraud.

If our security measures are breached as a result of third-party action, employee error, malfeasance, or otherwise, and as a result, someone obtains unauthorized access to data of our customers, consumers, vendors, or employees, our reputation may be damaged, our business may suffer, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs, the public perception of the effectiveness of our security measures could be harmed and we could lose customers and consumers, which could adversely affect our business.

Any breach of our data security or that of our service providers could result in an unauthorized release or transfer of customer, consumer, vendor, user, or employee information; cause the loss of valuable business data; or cause a disruption in our business. These events could give rise to unwanted media attention; damage our reputation; damage our customer, consumer, employee, vendor, or user relationships; and result in lost sales, fines, or lawsuits. We may also be required to expend significant capital and other resources to protect against or respond to or alleviate problems caused by a security breach, which could harm our operating results. If we or our independent service providers or business partners experience a breach of systems compromising our customers' sensitive data, our brand could be harmed, sales of our products could decrease, and we could be exposed to losses, litigation, or regulatory proceedings. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement, or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

> ***Our business involves the potential for product recalls, product liability, and other claims against us, which could adversely affect our earnings and financial condition.***

As a distributor of consumer products, we are subject to the U.S. Consumer Products Safety Act of 1972, as amended by the Consumer Product Safety Improvement Act of 2008, which empowers the Consumer Products Safety Commission to exclude from the market products that are found to be unsafe or hazardous, and similar laws under foreign jurisdictions. Under certain circumstances, the Consumer Products Safety Commission or comparable foreign agency could require us to repurchase or recall one or more of our products. Additionally, other laws and agencies regulate certain consumer products sold by us and more restrictive laws and regulations may be adopted in the future. Any repurchase or recall of our products could be costly and damage our reputation. If we were required to remove, or we voluntarily remove, our products from the market, our reputation could be tarnished and we might have large quantities of finished products that we could not sell. We also face exposure to product liability claims in the event that one of our products is alleged to have resulted in property damage, bodily injury, or other adverse effects. In addition to the risk of substantial monetary judgments, fines, or penalties that may result from any governmental investigations, product liability claims, or regulatory actions, such events could result in negative publicity that could harm our reputation in the marketplace, adversely impact the value of our brands, and result in an increase in the cost of producing our products. Similar to product liability claims, we face exposure to class action lawsuits related to the performance, safety, or advertising of our products. Such class action lawsuits could result in substantial monetary judgments, injunctions related to the sale of products, and potentially tarnish our reputation.

Although we maintain product liability insurance in amounts that we believe are reasonable, that insurance is, in limited cases, subject to large self-insured retentions for which we are responsible, and we may not be able to maintain such insurance on acceptable terms, if at all, in the future and product liability claims may exceed the amount of insurance coverage. As a result, product recalls or product liability claims could have a material adverse effect on our business, operating results, and financial condition. In addition, we face potential other types of litigation arising out of alleged defects in our products or otherwise, such as class action lawsuits. We do not maintain insurance against many types of claims involving alleged defects in our products that do not involve personal injury or property damage. We spend substantial resources ensuring compliance with governmental and other applicable standards. Any increase in the compliance costs and expenses may adversely affect our results of operations and financial condition.

We produce or source and sell products that create exposure to potential product liability, warranty liability, or personal injury claims and litigation.

Some of our products are used in applications and situations that involve risk of personal injury and death. Our products expose us to potential product liability, warranty liability, personal injury claims, and litigation relating to the use or misuse of our products, including allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product or activities associated with the product, negligence, and strict liability. If successful, such claims could have a material adverse effect on our business, operating results, and financial condition. In addition, defects in our products could reduce demand for our products and result in a decrease in sales and market acceptance and damage to our reputation.

Components used in our products may contain undetected defects that are subsequently discovered at any point in the life of the product. In addition, we obtain many of our finished products and components from third-party suppliers and may not be able to detect defects in such products or components until after they are sold. Defects in our products may result in a loss of sales, recall expenses, delay in market acceptance, damage to our reputation, and increased warranty costs, which could have a material adverse effect on our business, operating results, and financial condition.

Environmental laws and regulations may impact our business.

We are subject to numerous federal, state, and local laws that regulate or otherwise relate to the protection of the environment. In our efforts to satisfy our environmental, health, and safety responsibilities and to comply with all applicable laws and regulations, we maintain policies relating to the environmental, health, and safety standards for our operations and conduct programs to monitor compliance with various environmental regulations. However, in the normal course of our operations, we may become subject to governmental proceedings and orders pertaining to waste disposal, air emissions, and water discharges into the environment. We believe, based on the information available to us, that we are in substantial compliance with applicable environmental regulations.

We could have contamination on the properties we lease and our operations could cause contamination in the future. As a result, we could incur costs to clean up contamination. Furthermore, we could be subject to future environmental, health, and safety compliance requirements or of the cost of resolution of future regulatory proceedings and claims. Additional or changing environmental health and safety regulation may become burdensome in the future, and any such development could have an adverse effect on us.

There are risks associated with the Trademark License Agreement.

We currently license the Smith & Wesson, M&P, and Performance Center trademarks from our former parent company. We entered into a trademark license agreement with our former parent company on August 24, 2020, which was amended and restated on April 11, 2024 (as amended and restated, the "Trademark License Agreement"). The Trademark License Agreement provides us with a limited, non-transferable, exclusive license to use certain our former parent company trademarks for the sale of accessories, tools, and cutlery, which license allows us to continue selling all our former parent company branded products that we are currently selling on an exclusive basis. The Trademark License Agreement requires us to pay royalties to our former parent company on a calendar quarterly basis. The term of the Trademark License Agreement will be five years from May 1, 2024 (the "Initial Term"). Following the term of the Trademark License Agreement, the parties may agree to one or more five-year renewal terms. The Trademark License Agreement permits our former parent company to terminate the Trademark License Agreement and purchase the assets of the business line selling licensed products at any time commencing three years after the effective date. If the Trademark License Agreement with our former parent company is not renewed after the Initial Term as a result of our failure to meet the performance metric, we may not be able to use certain of our former parent company trademarks in connection with our business, including on our products or promotional materials. Further, under the agreement, we lack control over the direction, strategy, marketing, and reputation of the licensed trademarks, which could impact our ability to realize the anticipated benefits from the Trademark License Agreement.

Risks Related to Our Common Stock

The market price and trading volume of our common stock may be volatile and may continue to be volatile.

The market price of our common stock has fluctuated, and may continue to fluctuate, significantly as a result of a number of factors, including but not limited to the following:

- fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

- failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders;

- changes by securities analysts in their estimates of our future earnings;

- changes in market valuations or earnings of other companies in our industry;

- introductions of new products by us or our competitors;

- announcements by us or our customers, suppliers, or competitors;

- factors relating to our suppliers, customers, or competitors;

- consumer spending patterns;

- changes in laws or regulations that adversely or are perceived to adversely affect our industry or us;

- general economic, social, political, industry, and stock market conditions;

- future significant sales of our common stock by our stockholders or the perception in the market of such sales;

- government policies and recommendations, including tariffs;

- future issuances of our common stock by us;

- the size of the public float of our common stock; and

- the other factors described in these "Risk Factors" and elsewhere in this information statement.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought such a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The trading market for our common stock may also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our operating results do not meet their expectations, our stock price could decline.

Provisions of our Amended and Restated Certificate of Incorporation, our Fourth Amended and Restated Bylaws, and Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Several provisions of our Amended and Restated Certificate of Incorporation, Fourth Amended and Restated Bylaws, and Delaware law may discourage, delay, or prevent a merger or acquisition of our company that our stockholders may consider favorable. These include provisions that provide for the following:

- the ability of our Board of Directors to create and issue, without stockholder approval, one or more series of preferred stock having such powers, preferences, and rights, if any, and such qualifications, limitations, and restrictions, if any, as established by our Board of Directors;

- the ability of our Board of Directors to issue a large number of shares of our common stock that are authorized by our Amended and Restated Certificate of Incorporation, but that are not yet issued;

- the removal of any director elected by holders of our common stock solely by 66 2/3% of the voting power of such holders;

- the filling of vacancies resulting from the death, resignation, disqualification, removal, or other cause of directors elected by the holders of our common stock and newly created directorships created from an increase in the number of such directors solely by our Board of Directors;

- the amendment of our Fourth Amended and Restated Bylaws by our Board of Directors;

- the amendment of our Fourth Amended and Restated Bylaws by our stockholders solely by a majority vote of the voting power thereof;

- the calling of special meetings of our holders of common stock solely by the Chairperson of our Board of Directors, our President, or our Board of Directors;

- the taking of action by the holders of our common stock solely at a duly called annual or special meeting of such holders;

- advance notice and other requirements for nominations of candidates for election to our Board of Directors by the holders of our common stock or for proposing matters that can be acted on at annual meetings of the holders of our common stock; and

- our limited ability to enter into business combinations with interested stockholders, subject to certain exceptions enumerated by Delaware law.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if a takeover offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board of Directors determines is not in our stockholders' best interests. These and other provisions of our Amended and Restated Certificate of Incorporation, Fourth Amended and Restated Bylaws, and Delaware law may, however, discourage, delay, or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of us, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price.

Our Fourth Amended and Restated Bylaws designate Delaware as the exclusive forum for certain litigation, which may limit our stockholders' ability to choose a judicial forum for disputes with us.

Pursuant to our Fourth Amended and Restated Bylaws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the state of Delaware will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees or our stockholders; (c) any civil action to interpret, apply, or enforce any provision of the General Corporation Law of the state of Delaware, or the DGCL; (d) any civil action to interpret, apply, enforce, or determine the validity of the provisions of our Amended and Restated Certificate of Incorporation or Fourth Amended and Restated Bylaws; or (e) any action asserting a claim governed by the internal affairs doctrine. However, if the Court of Chancery of the state of Delaware lacks jurisdiction over such action, our Fourth Amended and Restated Bylaws provide that the sole and exclusive forum for such action will be another state or federal court located within the state of Delaware, in all cases, subject to such court having personal jurisdiction over the indispensable parties named as defendants. Our Fourth Amended and Restated Bylaws also provide that any person purchasing or otherwise acquiring any interest in our stock will be deemed to have notice of and consented to the foregoing Delaware exclusive forum provisions. Our Fourth Amended and Restated Bylaws provide that the foregoing Delaware exclusive forum provisions do not apply to any action asserting claims under the Exchange Act or the Securities Act. The Delaware exclusive forum provisions will require our stockholders to bring certain types of actions or proceedings relating to Delaware law in the Court of Chancery of the state of Delaware or another state or federal court in the state of Delaware and therefore may prevent our stockholders from bringing such actions or proceedings in another court that a stockholder may view as more convenient, cost-effective, or advantageous to the stockholder or the claims made in such action or proceeding, and may discourage the actions or proceedings covered by the Delaware exclusive forum provisions.

Your percentage ownership in our company may be diluted in the future.

In the future, your percentage ownership in our company may be diluted because of equity issuances for acquisitions, strategic investments, capital market transactions, or otherwise, including equity compensation awards that we grant to our directors, officers and employees under our employee benefits plans. These issuances could be significant. These awards would have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. Persons receiving shares of our common stock in connection with acquisitions may be more likely to sell their common stock, which may influence the price of our common stock.

In addition, the potential issuance of additional shares in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than might otherwise be obtained. If we finance any future acquisitions in whole or in part through the issuance of common stock or securities convertible into or exercisable for common stock, existing stockholders will experience dilution in the voting power of their common stock and earnings per share could be negatively impacted. The extent to which we will be able or willing to use our common stock for acquisitions will depend on the market price of our common stock from time-to-time and the willingness of potential acquisition candidates to accept our common stock as full or partial consideration for the sale of their businesses. Our inability to use our common stock as consideration, to generate cash from operations, or to obtain additional funding through debt or equity financings in order to pursue an acquisition could limit our growth.

In addition, our Amended and Restated Certificate of Incorporation authorizes our Board of Directors to create and issue, without the approval of our stockholders, one or more series of preferred stock having such powers, preferences, and rights, if any, and such qualifications, limitations, and restrictions, if any, as established by our Board of Directors. The terms of one or more series of preferred stock that is so created and issued by our Board of Directors may dilute the voting power or reduce the value of our common stock. For example, our Board of Directors could create and issue one or more series of preferred stock having the right to elect one or more of our directors (in all events or on the happening of specified events) and/or the right to veto specified transactions. Similarly, the repurchase or redemption rights or dividend, distribution, or liquidation rights of a series of preferred stock created and issued by our Board of Directors could affect the residual value of the common stock.

Our common stock is and will be subordinate to all of our future indebtedness and any series of preferred stock, and effectively subordinated to all indebtedness and preferred equity claims against our subsidiaries.

Shares of our common stock are common equity interests in us and, as such, will rank junior to all of our future indebtedness and other liabilities. Additionally, holders of our common stock may become subject to the prior dividend and liquidation rights of holders of any series of preferred stock that our Board of Directors may designate and issue without any action on the part of the holders of our common stock. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries' liquidation or reorganization is subject to the prior claims of that subsidiary's creditors.

Risks Related to Us as a Public Company

We are an "emerging growth company" under the JOBS Act, and any decision on our part to comply with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we currently intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports, and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will cease to be an emerging growth company upon the earliest to occur of the following: (i) the last day of the fiscal year following the fifth anniversary of the Separation; (ii) the last day of the fiscal year with at least $1.07 billion in annual revenue; (iii) the last day of the fiscal year in which we are deemed to be a large accelerated filer, which means that we have been public for at least 12 months, have filed at least one annual report, and the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our then-most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion of non-convertible debt during the prior three-year period. We will cease to be an emerging growth company on April 30, 2026, or our next fiscal year, which is the fiscal year following the fifth anniversary of the Separation. We cannot predict if investors will find our common stock less attractive if we choose to rely on exemptions from certain disclosure requirements. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Under the JOBS Act, "emerging growth companies" can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not "emerging growth companies."

We will have increased costs as a result of being a public company.

The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costlier. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees, or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC and Nasdaq. Any such action could harm our reputation and the confidence of investors and customers in us and could materially adversely affect our business and cause our share price to fall.

After we are no longer an "emerging growth company" in our next fiscal year, we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed large accelerated filers, including complying with the auditor attestation requirements of Section 404 of Sarbanes-Oxley.

If we fail to maintain effective internal controls, we may not be able to report our financial results accurately or timely or prevent or detect fraud, which would have a material adverse effect on our business or the market price of our securities.

In accordance with Section 404 of Sarbanes-Oxley, our management is required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in the annual reports we will file with the SEC on Form 10-K. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls while we remain an emerging growth company. When applicable, this process will require significant documentation of policies, procedures, and systems; review of that documentation by our internal auditing and accounting staff and our outside independent registered public accounting firm; and testing of our internal controls over financial reporting by our internal auditing and accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and attention, may strain our internal resources, and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter. If management or our independent registered public accounting firm determines that our internal control over financial reporting is not effective, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be negatively affected, and we could become subject to investigations by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources. In addition, if our controls are not effective, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our financial statements, a decline in our stock price, suspension or delisting of our common stock from Nasdaq, and a material adverse effect on our business, operating results, and financial condition. In our next fiscal year ending April 30, 2026, our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal controls.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Risk management and Strategy

We have implemented a set of comprehensive cybersecurity and data protection policies and procedures placing special interest in addressing cybersecurity threats and effectively managing associated risks. Our cybersecurity program is designed to identify, assess, and proactively manage material risk from cybersecurity threats, which are integrated into our overall risk management systems, as overseen by the Company's Board of Directors, primarily through its Audit Committee. Risks from cybersecurity threats are regularly evaluated as a part of our broader risk management activities and as a fundamental component of our internal control system. Our information technology, or IT, program is led by our Director of Information Technology, who strives to monitor and mitigate risks from cybersecurity threats and provides reporting to the Audit Committee.

Our approach to cybersecurity is not a one-time effort but an ongoing process. We engage in monitoring, risk assessments, and robust security measures designed to ensure the confidentiality, integrity, and availability of our information systems, including critical computer networks, hosted services, communication systems, hardware, and software and to protect critical data, including our employees' and customers' data, intellectual property, confidential and proprietary data, and strategic competitive information. We address cybersecurity challenges and enhance our overall risk management efforts by adopting and working to integrate recognized best practices, standards, and controls utilizing guidelines from the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) for our protection and prevention of cybersecurity, risk management, data backup, and disaster recovery.

Our cybersecurity program includes some key aspects such as (i) a Cybersecurity Leader who oversees our day-to-day program, (ii) outsourced information technology firm and consultants with significant expertise in cybersecurity (iii) an incident response team comprised of a cross-section of management with oversight over our programs, (iv) incident detection and response policies, and (v) ongoing security awareness training programs for all employees.

We maintain a practical approach to cybersecurity. Our cybersecurity risk management program (an integral part of our overall Enterprise Risk Management Program) is designed to incorporate guidance from NIST CSF and other industry best practices. Within our program, we conduct internal and external security-based activities, including reviews and assessments of our third-party service providers and vendors. Our employees receive a formal cybersecurity awareness training on an annual basis, including specific topics related to social engineering and email frauds.

Detailed activities include:

- Continuous Monitoring and Detection: Leveraging industry leading technologies to detect and alert on any suspicious activity across the enterprise to prevent and minimize cybersecurity attacks;

- Information Security Assessments: Collaborating with internal and external partners to evaluate our data and network security;

- Vulnerability Scanning and Penetration Testing: Engaging third-party service providers to assess internal and external vulnerabilities and potential threats;

- Cyber Risk Register Reviews: Regularly reviewing our internal risk register to remain fully informed and prepared to address potential and identified risks;

- Risk Prioritization: Prioritizing and addressing risks through our dedicated cybersecurity risk management program and cybersecurity council;

- Annual Third-Party SOC Reviews: Ensuring that our financially critical service partners maintain effective internal controls, including access controls, change management, backup, and disaster recovery planning; and

- Tabletop Exercises and Event Simulations: Engaging all employees across the company to build awareness, education, and enhance our cyber response posture and the collective team decision-making processes.

For more information about these risks, see the risk factor titled "Our business is subject to the risk of terrorism, cyberattacks, or failure of key information technology systems," "Breaches of our information systems could adversely affect our reputation, disrupt our operations, and result in increased costs and loss of revenue," and "If our efforts to protect the security of personal information related to any of our customers, consumers, vendors, or employees are unsuccessful and unauthorized access to that personal information is obtained, or we experience a significant disruption in our computer systems or a cyber security breach, we could experience an adverse effect on our operations, we could be subject to costly government enforcement action and private litigation, and our reputation could suffer" under Item 1A.

Governance

Our Board of Directors has assigned oversight of cybersecurity risk management to the Audit Committee. The Audit Committee regularly receives reports from management, including IT leadership, and third parties on cybersecurity matters. In addition, our full Board of Directors receives reports addressing cybersecurity as part of our overall enterprise risk management program and to the extent cybersecurity matters are addressed in regular business updates. We periodically engage third-party audit and legal firms with industry-recognized expertise on cybersecurity matters to review specific aspects of our cybersecurity enterprise risk management framework and controls.

IT leadership is responsible for developing appropriate cybersecurity programs, including as may be required by applicable law or regulation. This includes the coordination and creation of an Incident Response Policy, Incident Response Team, and Incident Response Plan in the event of a cybersecurity event. The AOB Incident Response policy covers our internal program and guidelines. The incident response team is composed of various stakeholders from all necessary aspects of the business, and the plan includes the steps to follow and communications necessary if/when a cybersecurity event occurs. The individual incident response team members represent expertise in IT, cybersecurity, finance, and operations that has been obtained generally from a combination of education and awareness, including relevant degrees and/or certifications, and work experience. The Director of IT has served in various roles in information technology and information security for 30 years, including serving in technical management and leadership positions in multiple verticals. The Director of IT holds undergraduate and graduate degrees in computer science and has attained several recognized network and security certifications throughout their career. The individual incident response team members are informed by their respective cybersecurity teams regarding the monitoring, prevention, detection, mitigation and remediation of cybersecurity incidents as part of the cybersecurity programs described above.

Information regarding cybersecurity risks may be elevated by IT leadership through a variety of channels, including discussions between or among key leaders and our management and reports to the Company's Board of Directors and/or certain Board committees. When a cybersecurity incident is detected, we conduct an immediate assessment, determine materiality, and take appropriate actions as described above. This process is also followed when we are notified that a supplier has a cybersecurity incident. As noted above, the Audit Committee regularly receives reports on cybersecurity matters from senior IT leadership.

Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Item 2. *Properties*

The following table sets forth information regarding our principal operating properties and other significant properties as of April 30, 2025. All the properties listed below are leased. In general, our operating properties are well maintained, suitably equipped, and in good operating condition.

Location	Facility
Columbia, Missouri	Corporate Office and Warehouse
Chicopee, Massachusetts	Administrative Office
Shenzhen, Peoples Republic of China	Office
Yangjiang, Peoples Republic of China	Office

Item 3. *Legal Proceedings*

Information regarding our legal proceedings is discussed in Note 14 to our consolidated financial statements, which is incorporated herein by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock trades on the Nasdaq Global Select Market under the symbol "AOUT." The holders of our common stock are entitled to one vote per share on any matter to be voted upon by the stockholders. All shares of common stock rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment, and are not entitled to cumulative voting rights.

Holders

On June 24, 2025, there were 223 record holders of our common stock. A substantially greater number of holders of common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers, and other financial institutions.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends on our common stock will be made at the discretion of our Board of Directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects, the terms of our outstanding indebtedness, and any other factors deemed relevant by our Board of Directors.

Securities Authorized for Issuance under Equity Compensation Plans

For equity compensation plan information, refer to Item 12 (Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters) in Part III of this Annual Report on Form 10-K.

Performance Graph

The following graph compares the cumulative total stockholder returns for the period from August 25, 2020 (the effective date of the registration of AOUT Common Stock) to April 30, 2025 for (i) our common stock; (ii) the Russell 2000 Index; and (iii) the S&P 500 Index. The graph assumes an investment of $100 on August 25, 2020 (first day of trading activity) through the last trading day of fiscal 2025. The calculation of cumulative stockholder return on the Russell 2000 Index and the S&P 500 Index include reinvestment of dividends, but the calculation of cumulative stockholder return on our common stock does not include reinvestment of dividends because we did not pay any dividends during the measurement period. The performance shown is not necessarily indicative of future performance.

COMPARISON OF CUMULATIVE TOTAL RETURN

Among American Outdoor Brands, Inc., the Russell 2000 Index,
and the S&P 500 Index



The performance graph above shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. The performance graph above will not be deemed incorporated by reference into any filing of our company under the Securities Act of 1933, as amended, or the Securities Act.

Recent Sales of Unregistered Securities

None.

Repurchases of Common Stock

As of April 30, 2025, we had one open authorized share repurchase program. The following table sets forth certain information relating to the purchases of our common stock by us and any affiliated purchasers within the meaning of Rule 10b-18(a)(3) under the Exchange Act during the fiscal year ended April 30, 2025 (dollars in thousands, except per share data):

Period	Total # of Shares Purchased	Average Price Paid Per Share (2)	Total # of Shares Purchased as Part of Publicly Announced Plan or Program (1)	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plan or Program
Total first quarter fiscal year 2025	42,017	$ 9.06	731,434	$ 6,902
Total second quarter fiscal year 2025	111,480	9.00	842,914	9,571
Total third quarter fiscal year 2025	117,090	10.03	960,004	8,398
February 1, 2025 to February 29, 2025	9,549	16.68	969,553	8,239
March 1, 2025 to March 31, 2025	21,369	13.11	990,922	7,959
April 1, 2025 to April 30, 2025	72,941	10.83	1,063,863	7,169
Total fourth quarter fiscal year 2025	103,859	11.84	1,063,863	7,169
Total year-to-date fiscal year 2025	374,446	$ 10.11	1,063,863	$ 7,169

(1) On September 30, 2022, our Board of Directors authorized the repurchase of up to $10.0 million of our common stock, subject to certain conditions, in the open market, in block purchases, or in privately negotiated transactions, executable through September 29, 2023. This authorization expired on September 29, 2023. On October 2, 2023, our Board of Directors authorized the repurchase of up to $10.0 million of our common stock, subject to certain conditions, in the open market, in block purchases, or in privately negotiated transactions, executable through September 30, 2024. On September 25, 2024, our Board of Directors approved a program to purchase up to $10.0 million of our common stock, subject to certain conditions, in the open market, in block purchases, or in privately negotiated transactions, commencing on October 1, 2024 and executable through September 30, 2025. During the years ended April 30, 2025 and 2024, under these authorizations, we repurchased a total of 374,446 and 689,417 shares, respectively, of our common stock for $3.8 million and $6.0 million, respectively, utilizing cash on hand. As of April 30, 2025, we have $7.2 million of available funds to repurchase our common stock under the current authorization.

(2) The average price per share excludes fees paid to acquire the shares.

Item 6. *RESERVED*

Not Applicable.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following Management's Discussion and Analysis of Financial Condition and Results of Operations in conjunction with our consolidated financial statements and the related notes thereto contained elsewhere in this report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under Item 1A, "Risk Factors" and elsewhere in this report.

Set forth below is a comparison of the results of operations and changes in financial condition for the fiscal years ended April 30, 2025 and 2024. The comparison of, and changes between, the fiscal years ended April 30, 2024 and 2023 can be found within "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Form 10-K for the fiscal year ended April 30, 2024 filed with the SEC on June 27, 2024.

Background

We operate as one reporting segment. We analyze revenue streams in various ways, including customer group, brands, categories, and customer channels. However, this information does not include a full set of discrete financial information.

The following discussion and analysis includes references to net sales of our products in shooting sports and outdoor lifestyle categories. Our shooting sports category includes net sales of shooting accessories and our products used for personal protection. Our outdoor lifestyle category includes net sales of our products used in hunting, fishing, camping, rugged outdoor activities, and outdoor cooking.

Fiscal 2025 Highlights

Our operating results for fiscal 2025 included the following:

- Net sales were $222.3 million, an increase of $21.2 million, or 10.6%, over the prior fiscal year, primarily because of an increase in net sales in our traditional channel.
- Gross margin was 44.6%, an increase of 60 basis points over the prior fiscal year.
- Net loss was $77,000, or ($0.01) per diluted share, compared with a net loss of $12.2 million, or ($0.94) per diluted share, for the prior fiscal year.
- Non-GAAP Adjusted EBITDA was $17.7 million, compared with $9.8 million for the prior fiscal year. See non-GAAP financial measure disclosures below for our reconciliation of Non-GAAP Adjusted EBITDA.
- We repurchased a total of 374,446 shares of our common stock, in the open market, for $3.8 million during fiscal 2025.

Results of Operations

Net Sales and Gross Profit

The following table sets forth certain information regarding consolidated net sales for the fiscal years ended April 30, 2025 and 2024 (dollars in thousands):

	2025	2024	$ Change	% Change
Net sales	$ 222,322	$ 201,099	$ 21,223	10.6%
Cost of sales	123,058	112,673	10,385	9.2%
Gross profit	$ 99,264	$ 88,426	$ 10,838	12.3%
% of net sales (gross margin)	44.6%	44.0%		

The following table sets forth certain information regarding trade channel net sales for the fiscal years ended April 30, 2025 and 2024 (dollars in thousands):

	2025	2024	$ Change	% Change
e-commerce channels	$ 84,391	$ 84,313	$ 78	0.1%
Traditional channels	137,931	116,786	21,145	18.1%
Total net sales	$ 222,322	$ 201,099	$ 21,223	10.6%

Our e-commerce channels include net sales from customers that do not traditionally operate physical brick-and-mortar stores, but generate the majority of their revenue from consumer purchases from their retail websites. Our e-commerce channels also include our direct-to-consumer sales. Our traditional channels include customers that primarily operate out of physical brick-and-mortar stores and generate the large majority of revenue from consumer purchases in their brick-and-mortar locations.

We sell our products worldwide. The following table sets forth certain information regarding geographic makeup of net sales included in the above table for the fiscal years ended April 30, 2025 and 2024 (dollars in thousands):

	2025	2024	$ Change	% Change
Domestic	$ 207,834	$ 189,027	$ 18,807	9.9%
International	14,488	12,072	2,416	20.0%
Total net sales	$ 222,322	$ 201,099	$ 21,223	10.6%

The following table sets forth certain information regarding net sales categories for the fiscal years ended April 30, 2025 and 2024 (dollars in thousands):

	2025	2024	$ Change	% Change
Shooting sports	$ 95,200	$ 91,716	$ 3,484	3.8%
Outdoor lifestyle	127,122	109,383	17,739	16.2%
Total net sales	$ 222,322	$ 201,099	$ 21,223	10.6%

Fiscal 2025 Net Sales Compared with Fiscal 2024

Total net sales increased $21.2 million, or 10.6%, over the prior fiscal year primarily because of an increase in hunting, shooting accessories, meat processing, and fishing product net sales in our domestic channel as well as an increase in shooting accessories product net sales to international retailers.

E-commerce channel net sales increased primarily because of higher hunting and fishing product net sales in our outdoor lifestyle category, partially offset by lower net sales in our shooting sports category.

Net sales in our traditional channels increased $21.1 million, or 18.1%, over the prior fiscal year. During our fourth fiscal quarter, we experienced increased orders resulting in higher shipments of our products to our traditional channel customers. Traditional channel net sales increased primarily because of higher net sales of shooting accessories in our shooting sports category and higher net sales of our hunting, fishing, and meat processing products in our outdoor lifestyle category. In addition, our international net sales increased $2.4 million, or 20.0%, over the prior fiscal year as a result of increased sales in Canada and European countries. We believe a portion of the traditional channel increase was a result of certain customers accelerating orders that we had originally planned to receive in our first fiscal quarter of 2026, which we believe was due to the anticipated increased costs associated with tariffs imposed by the U.S. administration in March and April of 2025.

New products, which we define as any SKU introduced over the prior two fiscal years, represented 21.5% of net sales for fiscal 2025 compared to 23.2% of net sales for fiscal 2024. We have a history of introducing over 200 new SKUs each year.

Our order backlog as of April 30, 2025 was $2.6 million, or $1.4 million lower than at the end of fiscal 2024. Although we generally fulfill the majority of our order backlog, we allow orders received that have not yet shipped to be cancelled, and therefore, our backlog may not be indicative of future sales.

Fiscal 2025 Cost of Sales and Gross Profit Compared with Fiscal 2024

Gross margin for fiscal 2025 increased 60 basis points over the prior fiscal year, primarily from higher net sales volumes, partially offset by product and customer mix and higher tariff, freight, and duty expenses from increased inventory purchases earlier in fiscal 2025.

Operating Expenses

The following table sets forth certain information regarding operating expenses for the fiscal years ended April 30, 2025 and 2024 (dollars in thousands):

		2025		2024		$ Change	% Change
Research and development	$	7,710	$	6,851	$	859	12.5%
Selling, marketing, and distribution		55,563		55,050		513	0.9%
General and administrative		36,145		39,022		(2,877)	-7.4%
Total operating expenses	$	99,418	$	100,923	$	(1,505)	-1.5%
% of net sales		44.7%		50.2%			

Fiscal 2025 Operating Expenses Compared with Fiscal 2024

Operating expenses in fiscal 2025 decreased $1.5 million from the prior fiscal year. Research and development expenses increased $859,000, primarily from increased depreciation for new product tooling compared to the prior fiscal year. Selling, marketing, and distribution expenses increased $513,000 over the prior fiscal year, primarily because of higher sales volume-related expenses, including higher freight costs and commissions, and higher rent expenses. General and administrative expenses decreased $2.9 million from the prior fiscal year primarily because of $3.4 million of lower acquired intangible amortization and $613,000 of lower legal and advisory fees, partially offset by higher compensation-related expenses.

Operating Loss

The following table sets forth certain information regarding operating loss for the fiscal years ended April 30, 2025 and 2024 (dollars in thousands):

		2025		2024		$ Change	% Change
Operating loss	$	(154)	$	(12,497)	$	12,343	98.8%
% of net sales (operating margin)		—%		-6.2%			

Fiscal 2025 Operating Loss Compared with Fiscal 2024

We had a decrease of $12.2 million in operating loss from the prior fiscal year primarily because of increased net sales and lower operating expenses partially offset from an increase in cost of goods sold.

Interest Income/(Expense), Net

The following table sets forth certain information regarding interest income/(expense), net for the fiscal years ended April 30, 2025 and 2024 (dollars in thousands):

		2025		2024		$ Change	% Change
Interest income/(expense), net	$	60	$	39	$	21	53.8%

Fiscal 2025 Interest Income/(Expense) Compared with Fiscal 2024

Interest income was $60,000 compared to interest income of $39,000 in the prior fiscal year. We had no borrowings on our revolving line as of April 30, 2025.

Income Taxes

The following table sets forth certain information regarding income tax expense for the fiscal years ended April 30, 2025 and 2024 (dollars in thousands):

	2025	2024	$ Change	% Change
Income tax (benefit)	$ 123	$ (70)	$ 193	275.7%
% of income from operations (effective tax rate)	267.4%	0.6%		266.8%

Fiscal 2025 Income Tax Benefit Compared with Fiscal 2024

We recorded an income tax expense of $123,000 for fiscal 2025 as compared to income tax benefit of $70,000 for fiscal 2024. Fiscal 2024 income tax benefit was primarily because of the impact of refundable state tax credits. The effective tax rates were 267.4% and 0.6% for fiscal 2025 and 2024, respectively.

Net Loss

The following table sets forth certain information regarding net loss and the related per share data for the fiscal years ended April 30, 2025 and 2024 (dollars in thousands, except per share data):

	2025	2024	$ Change	% Change
Net loss	$ (77)	$ (12,248)	$ 12,171	-99.4%
Net loss per share				
Basic	$ (0.01)	$ (0.94)	$ 0.93	-98.9%
Diluted	$ (0.01)	$ (0.94)	$ 0.93	-98.9%

Fiscal 2025 Net Loss Compared with Fiscal 2024

We had a net loss of $77,000, or ($0.01) per diluted share in fiscal 2025 compared to $12.2 million, or ($0.94) per diluted share in fiscal 2024.

Non-GAAP Financial Measure

We use GAAP net income as our primary financial measure. We use Adjusted EBITDA, which is a non-GAAP financial metric, as a supplemental measure of our performance in order to provide investors with an improved understanding of underlying performance trends, and it should be considered in addition to, but not instead of, the financial statements prepared in accordance with GAAP. Adjusted EBITDA is defined as GAAP net income/(loss) before interest, taxes, depreciation, amortization, and stock compensation expense. Our Adjusted EBITDA calculation also excludes certain items we consider non-routine. We believe that Adjusted EBITDA is useful to understanding our operating results and the ongoing performance of our underlying business, as Adjusted EBITDA provides information on our ability to meet our capital expenditure and working capital requirements, and is also an indicator of profitability. We believe this reporting provides additional transparency and comparability to our operating results. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. We use Adjusted EBITDA to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions, and to neutralize our capitalization structure to compare our performance against that of other peer companies using similar measures, especially companies that are private. We also use Adjusted EBITDA to supplement GAAP measures of performance to evaluate our performance in connection with compensation decisions. We believe it is useful to investors and analysts to evaluate this non-GAAP measure on the same basis as we use to evaluate our operating results.

Adjusted EBITDA is a non-GAAP measure and may not be comparable to similar measures reported by other companies. In addition, non-GAAP measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. We address the limitations of non-GAAP measures through the use of various GAAP measures. In the future, we may incur expenses or charges such as those added back to calculate Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items.

The following table sets forth our calculation of non-GAAP Adjusted EBITDA for the fiscal years ended April 30, 2025 and 2024 (dollars in thousands):

	For the Years Ended April 30,	
	2025	**2024**
	(Unaudited)	
GAAP net loss	$ (77)	$ (12,248)
Interest (income)	(60)	(39)
Income tax expense/(benefit)	123	(70)
Depreciation and amortization	13,179	16,005
Stock compensation	3,500	4,075
Technology implementation	—	465
Tariff drawback adjustment	—	1,113
Non-recurring inventory reserve adjustment	444	—
Emerging growth status transition costs	458	—
Other	100	468
Non-GAAP Adjusted EBITDA	$ 17,667	$ 9,769

Liquidity and Capital Resources

Historically, we have generated strong annual cash flow from operating activities. Our ability to fund our operating needs depends on our future ability to continue to generate positive cash flow from operations and obtain financing on acceptable terms. Based upon our history of generating strong cash flows, we believe we will be able to meet our short-term liquidity needs. We also believe we will meet known or reasonably likely future cash requirements through the combination of cash flows from operating activities, available cash balances, and available borrowings through our existing $75.0 million credit facility. If these sources of liquidity need to be augmented, additional cash requirements would likely be financed through the issuance of debt or equity securities; however, there can be no assurances that we will be able to obtain additional debt or equity financing on acceptable terms in the future.

Our future capital requirements will depend on many factors, including net sales, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, and any acquisitions or strategic investments that we may determine to make. Further equity or debt financing may not be available to us on acceptable terms or at all. If sufficient funds are not available or are not available on acceptable terms, our ability to take advantage of unexpected business opportunities or to respond to competitive pressures could be limited or severely constrained.

We had $23.4 million and $29.7 million of cash equivalents on hand as of April 30, 2025 and 2024, respectively.

We expect to continue to utilize our cash flows to invest in our business, including research and development for new product initiatives; hiring additional employees; funding growth strategies, including any potential acquisitions; and repurchasing our common stock under our existing authorized repurchase programs.

The following table sets forth certain cash flow information for the fiscal years ended April 30, 2025 and 2024 (dollars in thousands):

	2025	**2024**	**$ Change**	**% Change**
Operating activities	$ 1,359	$ 24,491	$ (23,132)	-94.5%
Investing activities	(3,896)	(5,976)	2,080	-34.8%
Financing activities	(3,738)	(10,767)	7,029	-65.3%
Total cash flow	$ (6,275)	$ 7,748	$ (14,023)	-181.0%

Operating Activities

Operating activities represent the principal source of our cash flow.

Cash generated in operating activities was $1.4 million for fiscal 2025 compared to cash generation of $24.5 million for the prior fiscal year. Cash generated in operating activities for fiscal 2025 was primarily impacted from a $12.2 million lower net loss than the prior fiscal year, $4.2 million higher accrued expenses from increased tariff costs, lower prepaid and other current assets of $2.4 million as a result of lower deposits on inventory, and $1.7 million of increased accrued payroll and incentives because of higher compensation-related accruals, partially offset by an increase in accounts receivable of $13.6 million as a result of timing of customer shipments as we believe certain customers accelerated orders into our fourth fiscal quarter, which we believe was due to increased costs associated with tariffs imposed by the U.S. administration. In addition, we increased our inventory by $11.4 million to plan for new product introductions that will be released in our next fiscal year and increased inbound freight associated with heightened tariff costs.

We expect our inventory balance to increase in our first quarter of fiscal 2026 because of increased inventory purchases to support the fall hunting and winter holiday shopping seasons as well as inventory for new products that we expect to launch later in the year. In addition, we believe our inventory balances will increase as a result of the impact of additional tariffs imposed by the U.S. administration.

Investing Activities

Cash used in investing activities was $3.9 million for fiscal 2025 compared with cash usage of $6.0 million for the prior fiscal year. The decrease in cash used in investing activities is because of the lease assignment in the prior fiscal year, as mentioned below, that required additional racking and equipment in our warehouse in fiscal 2024.

Financing Activities

Cash used in financing activities was $3.7 million in fiscal 2025 compared with cash used in financing activities of $10.8 million in the prior fiscal year. Cash used in financing activities in fiscal 2025 was because of $3.8 million of payments to repurchase our common stock under our authorized stock repurchase program. Cash used in financing activities in fiscal 2024 was because of $5.0 million of payments on our revolving line of credit and $6.0 million of payments to repurchase our common stock under our authorized stock repurchase program.

On January 31, 2023, we entered an Assignment Agreement with our former parent company and RCS – S&W Facility, LLC to assign to us the rights of the tenant under the Lease Agreement, dated October 26, 2017, as amended by the First Amendment of Lease Agreement, dated October 25, 2018, and as further amended by the Second Amendment to Lease Agreement, dated January 31, 2019 (collectively, the "Lease"), which assignment was effective on January 1, 2024.

The Lease covers approximately 632,000 square feet of building and surrounding property located at 1800 North Route Z, Columbia, Missouri. We lease the entire building and the Lease provides us with an option to expand the Building by up to 491,000 additional square feet. The terms of the Lease are consistent with the sublease agreement that we formerly had with our former parent company. The Lease term ends on November 26, 2038 and, pursuant to the Assignment Agreement, does not provide for an extension of the term of the Lease. We will receive tax and other incentives from federal, state, and local governmental authorities previously received by our former parent. Our former parent will guarantee the Lease through the end of the term. During fiscal year ended April 30, 2024, we recorded a right-of-use asset and lease liability of $10.6 million for the additional space provided under the Assignment Agreement.

Inflation

We have been impacted by changes in prices of finished product inventory from our suppliers and logistics as well as other inflationary factors, such as increased interest rates, tariffs, and increased labor and overhead costs. We evaluate the need for price changes to offset these inflationary factors while taking into account the competitive landscape. Although we do not believe that inflation had a material impact on us during fiscal 2025, increased inflation in the future may have a negative effect on our ability to achieve certain expectations in gross margin and operating expenses. If we are unable to offset the negative impacts of inflation with increased prices, our future results from operations and cash flows would be materially impacted. Additionally, inflation may cause consumers to reduce discretionary spending, which could cause decreases in demand for our products.

Critical Accounting Estimates

Revenue Recognition

We recognize revenue for the sale of our products at the point in time when the control of ownership has transferred to the customer, which is generally upon shipment but could be delayed until the receipt of customer acceptance. The revenue recognized for the sale of our products reflect various sales adjustments for discounts, returns, allowances, and other customer incentives. These sales adjustments can vary based on market conditions, customer preferences, timing of customer payments, volume of products sold, and timing of new product launches. These adjustments require us to make reasonable estimates of the amount we expect to receive from the customer. We estimate sales adjustments by customer or by product category on the basis of our historical experience with similar contracts with customers, adjusted as necessary to reflect current facts and circumstances and our expectations for the future.

Valuation of Long-lived Intangible Assets

We evaluate the recoverability of long-lived assets, or asset group, on an annual basis or whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. When such evaluations indicate that the related future undiscounted cash flows are not sufficient to recover the carrying values of the assets, such carrying values are reduced to fair value and this adjusted carrying value becomes the asset's new cost basis. We determine the initial fair value of our long-lived assets, primarily using future anticipated cash flows that are directly associated with and are expected to arise as a direct result of the use and eventual disposition of the asset, or asset group, discounted using an interest rate commensurate with the risk involved.

Inventories

We value inventories at the lower of cost, using the first-in, first-out, or FIFO, method, or net realizable value. We evaluate quantities that make up our current inventory against past and future demand and market conditions to determine excess or slow-moving inventory that may be sold below cost. For each product category, we estimate the market value of the inventory comprising that category based on current and projected selling prices. If the projected market value is less than cost, we will record a provision adjustment to reflect the lower value of the inventory. This methodology recognizes projected inventory losses at the time such losses are evident rather than at the time goods are actually sold. The projected market value of the inventory may decrease because of consumer preferences or loss of key contracts, among other events.

Income Tax Valuation Allowance

We periodically assess whether it is more likely than not that we will generate sufficient taxable income to realize our deferred income tax assets. The ultimate realization of net deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. We establish valuation allowances if it is more likely than not that we will be unable to realize our deferred income tax assets.

In making this determination, we consider available positive and negative evidence and make certain assumptions. We consider, among other things, projected future taxable income, scheduled reversals of deferred tax liabilities, the overall business environment, our historical financial results, and tax planning strategies. Significant judgment is required in this analysis.

We determined in a prior fiscal period that it was more likely than not that the benefit from our net deferred tax assets will not be realized and accordingly we established a full valuation allowance recorded as an increase to income tax expense. In the current fiscal year, we continued to maintain a full valuation allowance based on the assessment that it is more likely than not that the benefit from our net deferred tax assets will not be realized. Our assessment involves estimates and assumptions about matters that are inherently uncertain, and unanticipated events or circumstances could cause actual results to differ from these estimates.

Estimates may change as new events occur, estimates of future taxable income may increase during the expected reversal period of our deferred tax assets, or additional information becomes available. Should we change our estimate of the amount of deferred tax assets that we would be able to realize, a full or partial reversal of the valuation allowance could occur resulting in a decrease to the provision for income taxes in the period such a change in estimate is made. We will continue to assess the adequacy of the valuation allowance on a quarterly basis.

Recent Accounting Pronouncements

The nature and impact of recent accounting pronouncements is discussed in Note 2 — *Summary of Significant Accounting Policies* to our consolidated financial statements, which is incorporated herein by reference.

Contractual Obligations and Commercial Commitments

The following table sets forth a summary of our material contractual obligations and commercial commitments as of April 30, 2025 (in thousands):

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Interest on debt	$ 184	$ 96	$ 88	$ —	$ —
Operating lease obligations	49,771	3,379	10,359	7,106	28,927
Purchase obligations	30,131	30,131	—	—	—
Total obligations	$ 80,086	$ 33,606	$ 10,447	$ 7,106	$ 28,927

As of April 30, 2025, we had no borrowings outstanding on our revolving line of credit. We are required to make interest payments for the unused portion of our revolving line of credit in accordance with the financing arrangement. Future unused loan fee obligations are not included above, which could accumulate up to approximately $185,000 per year, under certain circumstances, until the maturity date in fiscal 2027.

Interest on debt is based on outstanding debt as of April 30, 2025, and includes debt issuance costs to be amortized over the life of the financing arrangement.

Operating lease obligations represent required minimum lease payments during the noncancelable lease term. Most real estate leases also require payments of related operating expenses such as taxes, insurance, utilities, and maintenance, which are not included above. See Note 4, *Leases*, for additional information.

Purchase obligations represent binding commitments to purchase raw materials, contract production, and finished products that are payable upon delivery of the inventory. This obligation excludes the amount included in accounts payable at April 30, 2025 related to inventory purchases. Other obligations, included in our purchase obligations represent other binding commitments for the expenditure of funds, including (i) amounts related to contracts not involving the purchase of inventories, such as operating expenses, (ii) capital spending, and (iii) advertising.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We do not enter into any market risk sensitive instruments for trading purposes. We are exposed to risks in the ordinary course of business. We regularly assess and manage exposures to these risks through operating and financing activities. Our principal market risk relates to the variable interest rate associated with our Credit Facility, which consists of a $75.0 million revolving line of credit that bears interest at a fluctuating rate equal to the Base Rate or SOFR, as applicable, plus the applicable margin. As of April 30, 2025, we had no borrowings outstanding under the revolving line of credit.

Item 8. Financial Statements and Supplementary Data

Reference is made to the financial statements, the notes thereto, and the report thereon, commencing on page F-1 of this report, which financial statements, notes, and report are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form-10-K. Based on that evaluation, we have concluded that, as of the end of the period covered by this Annual Report on Form-10-K, our disclosure controls and procedures were effective to provide such reasonable assurance.

Management's Annual Report on Internal Control over Financial Reporting

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the 2013 framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Tradeway Commission (the COSO Framework). Based on that evaluation, management believes that our internal control over financial reporting was effective as of April 30, 2025.

This annual report does not include an attestation report of our registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for "emerging growth companies."

In designing and evaluating our disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and we are required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Changes to Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during our most recent fiscal quarter ended April 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

During the quarter ended April 30, 2025, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (in each case, as defined in item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item relating to our directors and corporate governance is incorporated herein by reference to the sections titled "Board of Directors," "Delinquent Section 16(a) Reports," and "Corporate Governance" in the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2025 Annual Meeting of Stockholders. The information required by this Item relating to our executive officers is included in Item 1, "Business — Executive Officers" of this report.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the sections titled "Executive Compensation" and "Corporate Governance" in the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2025 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the sections titled "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2025 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the sections titled "Certain Relationships and Related Person Transactions" and "Director Independence" in the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2025 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference to the sections titled "Audit Fees and Audit-Related Fees" and "Audit Committee Pre-Approval Policies" in the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2025 Annual Meeting of Stockholders.

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Financial Statement Schedules

(1) Consolidated Financial Statements are listed in the Index to Consolidated Financial Statements on page F-1 of this report.

(2) All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because of the absence of the conditions under which they are required or because the information required is shown in the financial statements or notes above.

The following Exhibits are hereby filed as part of this Annual Report on Form 10-K:

Exhibit Number	Exhibit	Incorporated by Reference		
		Form	Exhibit	Filing Date
3.1(a)	Amended and Restated Certificate of Incorporation	8-K	3.1	8/26/2020
3.2(b)	Certificate of Amended and Restated Certificate of Incorporation	8-K	3.1	12/2/2024
3.2	Fourth Amended and Restated Bylaws	8-K	3.2	12/02/2024
4.2	Description of Securities	10-K	4.2	6/27/2024
10.1 *	Amended and Restated Trademark License Agreement, dated as of April 11, 2024, by and between Smith & Wesson Inc. and AOB Products Company, a wholly owned subsidiary of the Registrant.	8-K	10.1	4/16/2024
10.2 *	Trademark License Agreement, dated as of August 24, 2020, by and between Smith & Wesson Inc. and AOB Products Company, a wholly owned subsidiary of the Registrant.	8-K	10.2	4/16/2024
10.3 *	Assignment and Assumption of Lease Agreement, dated as of January 31, 2023, by and between Smith & Wesson Sales Company (f/k/a Smith & Wesson Corp.) and the Registrant, and consented to by Smith & Wesson Brands, Inc.	8-K	10.1	2/1/2023
10.4 *	Lease Agreement, dated as of October 26, 2017, by and between Ryan Boone County, LLC and Smith & Wesson Corp.	8-K	10.1	1/4/2024
10.5 *	First Amendment to Lease Agreement, dated October 25, 2018, by and among Ryan Boone County, LLC, Smith & Wesson Corp., and American Outdoor Brands Corporation	8-K	10.2	1/4/2024
10.6 *	Second Amendment to Lease Agreement, dated as of January 31, 2019, by and among Ryan Boone County, LLC, American Outdoor Brands Sales Company (f/k/a Smith & Wesson Corp.), and American Outdoor Brands Corporation	8-K	10.3	1/4/2024
10.7 +	2020 Incentive Compensation Plan	8-K	10.8	8/26/2020
10.8 +	Form of Non-Qualified Stock Option Award Grant Notice and Agreement to the 2020 Incentive Compensation Plan	8-K	10.9	8/26/2020
10.9 +	Form of Restricted Stock Unit Award Grant Notice and Agreement to the 2020 Incentive Compensation Plan	8-K	10.1	8/26/2020

10.10	+	Form of Performance Stock Unit Award Grant Notice and Agreement to the 2020 Incentive Compensation Plan	8-K	10.11	8/26/2020
10.11	+	2020 Employee Stock Purchase Plan	8-K	10.12	8/26/2020
10.12	+	Employment Agreement by and between the Registrant and Brian D. Murphy	8-K	10.13	8/26/2020
10.13	+	Executive Severance Pay Plan	8-K	10.14	8/26/2020
10.14		Form of Indemnification Agreement	8-K	10.15	8/26/2020
10.15		Loan and Security Agreement, dated as of August 24, 2020, by and among AOB Products Company, Crimson Trace Corporation, American Outdoor Brands, Inc., Battenfeld Acquisition Company Inc., BTI Tools, LLC, Ultimate Survival Technologies, LLC, AOBC Asia Consulting, LLC, TD Bank, N.A., and the other banks, financial institutions, and other entities from time to time parties thereto	8-K	10.16	8/26/2020
10.16		Amendment No. 1 to Loan and Security Agreement, dated as of March 25, 2022, by and among AOB Products Company, Crimson Trace Corporation, American Outdoor Brands, Inc., Battenfeld Acquisition Company Inc., BTI Tools, LLC, Ultimate Survival Technologies, LLC, AOBC Asia Consulting, LLC, TD Bank, N.A., and the other banks, financial institutions, and other entities from time to time parties thereto	8-K	10.1	3/28/2022
19.1		Inside Information and Insider Trading Policy of American Outdoor Brands, Inc.	10-K	19.1	6/27/2024
21.1	#	Subsidiaries of the Registrant			
23.1	#	Consent of Grant Thornton LLP, an Independent Registered Public Accounting Firm			
31.1	#	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer			
31.2	#	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer			
32.1	##	Section 1350 Certification of Principal Executive Officer			
32.2	##	Section 1350 Certification of Principal Financial Officer			
97.1		Clawback Policy of American Outdoor Brands, Inc.	10-K	97.1	6/27/2024
101.INS		Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.			
101.SCH		Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents			
101.CAL		Inline XBRL Taxonomy Extension Calculation Linkbase Document			
101.DEF		Inline XBRL Taxonomy Extension Definition Linkbase Document			
101.LAB		Inline XBRL Taxonomy Extension Label Linkbase Document			

101.PRE

Inline XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

_____

* Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any document so furnished.

+ Management contract or compensatory arrangement.

Filed herewith

Furnished herewith

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN OUTDOOR BRANDS, INC.

/s/ Brian D. Murphy

Brian D. Murphy
President and Chief Executive Officer

Date: June 26, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Capacity	Date
/s/ Brian D. Murphy Brian D. Murphy	President, Chief Executive Officer (Principal Executive Officer) and Director	June 26, 2025
/s/ H. Andrew Fulmer H. Andrew Fulmer	Executive Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer)	June 26, 2025
/s/ Barry M. Monheit Barry M. Monheit	Chairman of the Board	June 26, 2025
/s/ Bradley T. Favreau Bradley T. Favreau	Director	June 26, 2025
/s/ Mary E. Gallagher Mary E. Gallagher	Director	June 26, 2025
/s/ Gregory J. Gluchowski, Jr. Gregory J. Gluchowski, Jr.	Director	June 26, 2025
/s/ Luis G. Marconi Luis G. Marconi	Director	June 26, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AMERICAN OUTDOOR BRANDS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
American Outdoor Brands, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of American Outdoor Brands, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of April 30, 2025 and 2024, the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended April 30, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2020.
Hartford, Connecticut
June 26, 2025

AMERICAN OUTDOOR BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		As of:		
		April 30, 2025		April 30, 2024
		(In thousands, except par value and share data)		
ASSETS				
Current assets:				
Cash and cash equivalents	$	23,423	$	29,698
Accounts receivable, net of allowance for credit losses of $159 on April 30, 2025 and $133 on April 30, 2024		39,337		25,728
Inventories		104,717		93,315
Prepaid expenses and other current assets		3,970		6,410
Income tax receivable		143		223
Total current assets		171,590		155,374
Property, plant, and equipment, net		11,231		11,038
Intangible assets, net		31,411		40,217
Right-of-use assets		31,896		33,564
Other assets		227		404
Total assets	$	246,355	$	240,597
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable	$	15,717	$	14,198
Accrued expenses		13,872		9,687
Accrued payroll and incentives		5,871		4,167
Lease liabilities, current		1,336		1,331
Total current liabilities		36,796		29,383
Lease liabilities, net of current portion		31,949		33,289
Total liabilities		68,745		62,672
Commitments and contingencies (Note 14)				
Equity:				
Preferred stock, $0.001 par value, 20,000,000 shares authorized, no shares issued or outstanding on April 30, 2025 and 2024		—		—
Common stock, $0.001 par value, 100,000,000 shares authorized, 14,974,217 shares issued and 12,696,356 shares outstanding on April 30, 2025 and 14,701,280 shares issued and 12,797,865 shares outstanding on April 30, 2024		15		15
Additional paid in capital		280,711		277,107
Retained deficit		(74,700)		(74,623)
Treasury stock, at cost (2,277,861 shares on April 30, 2025 and 1,903,415 shares on April 30, 2024)		(28,416)		(24,574)
Total equity		177,610		177,925
Total liabilities and equity	$	246,355	$	240,597

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN OUTDOOR BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years ended April 30,		
	2025	2024	2023
	(In thousands, except per share data)		
Net sales	$ 222,322	$ 201,099	$ 191,209
Cost of sales	123,058	112,673	103,145
Gross profit	99,264	88,426	88,064
Operating expenses:			
Research and development	7,710	6,851	6,361
Selling, marketing, and distribution	55,563	55,050	51,791
General and administrative	36,145	39,022	42,612
Total operating expenses	99,418	100,923	100,764
Operating loss	(154)	(12,497)	(12,700)
Other income/(expense), net:			
Other income, net	140	140	1,188
Interest income/(expense), net	60	39	(761)
Total other income/(expense), net	200	179	427
Income/(loss) from operations before income taxes	46	(12,318)	(12,273)
Income tax expense/(benefit)	123	(70)	(249)
Net loss	$ (77)	$ (12,248)	$ (12,024)
Net loss per share:			
Basic and diluted	$ (0.01)	$ (0.94)	$ (0.90)
Weighted average number of common shares outstanding:			
Basic and diluted	12,806	12,967	13,372

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN OUTDOOR BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock		Additional Paid-In Capital	Retained (Deficit)/Earnings	Treasury Stock		Total Equity
	Shares	Amount			Shares	Amount	
Balance at April 30, 2022	14,240	$ 14	$ 268,393	$ (50,351)	837	$ (15,025)	$ 203,031
Net loss	—	—	—	(12,024)	—	—	(12,024)
Stock-based compensation	—	—	4,050	—	—	—	4,050
Shares issued under employee stock purchase plan	90	—	656	—		—	656
Issuance of common stock under restricted stock unit awards, net of tax	117	—	(315)	—	—	—	(315)
Repurchase of treasury stock	—	—	—	—	377	(3,534)	(3,534)
Balance at April 30, 2023	14,447	$ 14	$ 272,784	$ (62,375)	1,214	$ (18,559)	$ 191,864
Net loss	—	—	—	(12,248)	—	—	(12,248)
Stock-based compensation	—	—	4,075	—	—	—	4,075
Shares issued under employee stock purchase plan	92	—	671	—	—	—	671
Issuance of common stock under restricted stock unit awards, net of tax	162	1	(423)	—	—	—	(422)
Repurchase of treasury stock	—	—	—	—	689	(6,015)	(6,015)
Balance at April 30, 2024	14,701	$ 15	$ 277,107	$ (74,623)	1,903	$ (24,574)	$ 177,925
Net loss	—	—	—	(77)	—	—	(77)
Stock-based compensation	—	—	3,500	—	—	—	3,500
Shares issued under employee stock purchase plan	86	—	628	—	—	—	628
Issuance of common stock under restricted stock unit awards, net of tax	187	—	(524)	—	—	—	(524)
Repurchase of treasury stock	—	—	—	—	375	(3,842)	(3,842)
Balance at April 30, 2025	14,974	$ 15	$ 280,711	$ (74,700)	2,278	$ (28,416)	$ 177,610

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN OUTDOOR BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended April 30,		
	2025	2024	2023
	(In thousands)		
Cash flows from operating activities:			
Net loss	$ (77)	$ (12,248)	$ (12,024)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	13,275	16,101	16,511
Loss on sale/disposition of assets	15	7	94
Provision for credit losses on accounts receivable	26	8	(11)
Stock-based compensation expense	3,500	4,075	4,050
Changes in operating assets and liabilities:			
Accounts receivable	(13,635)	1,110	2,044
Inventories	(11,402)	6,419	21,949
Prepaid expenses and other current assets	2,440	1,429	652
Income tax receivable	80	1,028	(20)
Accounts payable	834	2,873	(1,308)
Accrued payroll and incentives	1,704	2,354	(1,973)
Right of use assets	1,668	1,335	1,645
Accrued expenses	4,185	946	888
Other assets	81	137	76
Lease liabilities	(1,335)	(1,049)	(1,870)
Other non-current liabilities	—	(34)	3
Net cash provided by operating activities	1,359	24,491	30,706
Cash flows from investing activities:			
Payments to acquire patents and software	(743)	(1,340)	(3,555)
Proceeds from sale of property and equipment	—	131	30
Payments to acquire property and equipment	(3,153)	(4,767)	(1,301)
Net cash used in investing activities	(3,896)	(5,976)	(4,826)
Cash flows from financing activities:			
Proceeds from loans and notes payable	7,000	—	—
Payments on notes and loans payable	(7,000)	(5,000)	(20,170)
Payments to acquire treasury stock	(3,842)	(6,015)	(3,534)
Cash paid for debt issuance costs	—	—	(88)
Proceeds from exercise of options to acquire common stock, including employee stock purchase plan	628	671	656
Payment of employee withholding tax related to restricted stock units	(524)	(423)	(315)
Net cash used in financing activities	(3,738)	(10,767)	(23,451)
Net (decrease)/increase in cash and cash equivalents	(6,275)	7,748	2,429
Cash and cash equivalents, beginning of period	29,698	21,950	19,521
Cash and cash equivalents, end of period	$ 23,423	$ 29,698	$ 21,950
Supplemental disclosure of cash flow information			
Cash paid for:			
Interest	$ 291	$ 307	$ 761
Income taxes (net of refunds)	$ 100	$ (978)	$ (73)

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental Disclosure of Non-cash Investing and Financing Activities:

	For the Years Ended April 30,		
	2025	2024	2023
	(In thousands)		
Purchases of property and equipment and intangibles included in accounts payable	$ 685	$ 192	$ 411
Changes in right of use assets for operating lease obligations	—	10,701	1,959
Changes in lease liabilities for operating lease obligations	—	10,701	1,959

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN OUTDOOR BRANDS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

American Outdoor Brands, Inc. and its wholly owned Subsidiaries (our "company," "we," "us," or "our") is a leading provider of outdoor lifestyle products and shooting sports accessories encompassing hunting, fishing, meat processing, outdoor cooking, camping, shooting, and personal security and defense products for rugged outdoor enthusiasts. We conceive, design, source, and sell our outdoor lifestyle products, including premium sportsman knives and tools for fishing and hunting; land management tools for hunting preparedness; products used while hunting; meat processing equipment; outdoor cooking products; and camping, survival, and emergency preparedness products. We conceive, design, produce or source, and sell our shooting sports accessories, such as rests, vaults, and other related accessories; electro-optical devices, including hunting optics, firearm aiming devices, flashlights, and laser grips; and reloading, gunsmithing, and firearm cleaning supplies. We develop and market all our products as well as manufacture some of our electro-optics products at our facility in Columbia, Missouri. We also contract for the manufacture and assembly of most of our products with third parties located in Asia.

We focus on our brands and the establishment of product categories in which we believe our brands will resonate strongly with the activities and passions of consumers and enable us to capture an increasing share of our overall addressable markets. Our owned brands include BOG, BUBBA, Caldwell, Crimson Trace, Frankford Arsenal, Grilla Grills, or Grilla, Hooyman, Imperial, LaserLyte, Lockdown, MEAT! Your Maker, Old Timer, Schrade, Tipton, Uncle Henry, ust, and Wheeler, and we license additional brands for use in association with certain products we sell, including M&P, Smith & Wesson, and Performance Center by Smith & Wesson. In focusing on the growth of our brands, we organize our product development, customer service, and marketing teams into four brand lanes, each of which focuses on one of four distinct consumer verticals – Adventurer, Harvester, Marksman, and Defender – with each of our brands included in one of the brand lanes.

- Our Adventurer brands include products that help enhance consumers' fishing, outdoor cooking, and camping experiences.
- Our Harvester brands focus on the activities hunters typically engage in, including the activities to prepare for the hunt, the hunt itself, and the activities that follow a hunt, such as meat processing.
- Our Marksman brands address product needs arising from consumer activities that take place primarily at the shooting range and where firearms are cleaned, maintained, and worked on.
- Our Defender brands focus on protection and include products that are used by consumers in situations that require self-defense, for training, and for securing high value or high consequence possessions.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of our company and our wholly owned subsidiaries, including AOB Products Company, or AOBPC, BTI Tools LLC, Crimson Trace Corporation, Ultimate Survival Technologies, LLC, or ust, and AOB Consulting (Shenzhen), Co., LTD. In our opinion, all adjustments, which include only normal recurring adjustments necessary to fairly present the balance sheets and statements of equity as of April 30, 2025 and 2024, and the statements of operations and cash flows at April 30, 2025, 2024, and 2023, have been included. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

In preparing our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP, we make estimates and assumptions that affect amounts reported in our consolidated financial statements and accompanying notes. Our significant estimates include various sales adjustments for discounts, returns, allowances, and other customer incentives; provisions for excess and obsolete inventory; accruals for freight, duty, and tariff costs on international inventory purchases; valuation of goodwill and long-lived intangible assets; and realization of deferred tax assets. Actual results may differ from those estimates.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities, which represent financial instruments not held for trading purposes, approximate the carrying values of such amounts because of their short-term nature or market rates of interest.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with original maturities of three months or less at the date of acquisition to be cash equivalents. We maintain our cash in bank deposit accounts that, at times, may exceed federally insured limits. We have not experienced any losses in such accounts. As of April 30, 2025, all of our accounts exceeded federally insured limits.

Accounts Receivable and Allowance for Estimated Credit Losses

We record trade accounts receivable at net realizable value that include estimated allowances for trade terms, sales incentive programs, discounts, markdowns, chargebacks, and returns as discussed under Revenue Recognition below. We extend credit to our domestic customers and some foreign distributors based on their creditworthiness. We sometimes offer discounts for early payment on invoices. When we believe the extension of credit is not advisable, we rely on either a prepayment or a letter of credit. We write off balances deemed uncollectible by us against our allowance for credit loss accounts.

We maintain an allowance for credit losses related to trade accounts receivable for future expected credit losses resulting from the inability or unwillingness of our customers to make required payments. We estimate our allowance for credit losses based on relevant information such as historical experience, current conditions, and future expectation and in relation to a representative pool of assets consisting of a large number of customers with similar risk characteristics and similar financial assets. We adjust the allowance as appropriate to reflect differences in current conditions as well as changes in forecasted macroeconomic conditions.

In November 2020, we entered into a factoring arrangement with a financial institution specifically designed to factor trade receivables with a certain customer that has extended payment terms, which are traditional to the customer's industry. Under this factoring arrangement, from time to time, we sell this customer's trade receivables at a discount on a non-recourse basis. We account for these transactions as sales and cash proceeds are included in cash provided by operating activities in the statement of cash flows. During the fiscal year ended April 30, 2025, 2024, and 2023, we recorded an immaterial amount of factoring fees related to factoring transactions, which are included in other (expense)/ income, net on our consolidated statements of operations.

Inventories

We state inventories at the lower of cost or net realizable value. We determine cost on the first-in, first-out method and net of discounts or rebates received from vendors. Provisions for potential non-saleable inventory due to excess stock or obsolescence are based upon a detailed review of inventory, past history, and expected future usage. We evaluate quantities that make up our current inventory against past and future demand and market conditions to determine excess or slow-moving inventory that may be sold below cost. For each product category, we estimate the market value of the inventory comprising that category based on current and projected selling prices. If the projected market value is less than cost, we will record a provision adjustment to reflect the lower value of the inventory. This methodology recognizes projected inventory losses at the time such losses are evident rather than at the time goods are actually sold. The projected market value of the inventory may decrease because of consumer preferences or loss of key contracts, among other events.

Property, Plant, and Equipment

We record property, plant, and equipment, consisting of leasehold improvements, machinery, equipment, hardware, furniture, and fixtures at cost and depreciate them using the straight-line method over their estimated useful lives. We recognize depreciation expense for leasehold improvements over the shorter of their estimated useful lives or the lease terms, and include them in depreciation and amortization expense. We charge expenditures for maintenance and repairs to earnings as incurred, and we capitalize additions, renewals, and betterments. Upon the retirement, or other disposition of property and equipment, we remove the related cost and accumulated depreciation from the respective accounts and include any gain or loss in operations. A summary of the estimated useful lives is as follows:

Description	Useful Life
Machinery and equipment	2 to 10 years
Computer and other equipment	2 to 7 years
Leasehold improvements	10 to 20 years

We include tooling, dies, furniture, and fixtures as part of machinery and equipment and depreciate them over a period generally not exceeding 10 years.

Intangible Assets

We record intangible assets at cost or based on the fair value of the assets acquired. Intangible assets consist of developed software and technology, customer relationships, trademarks, trade names, and patents. We amortize intangible assets over their estimated useful lives or in proportion to expected yearly revenue generated from the intangibles that were acquired.

Valuation of Goodwill and Long-lived Assets

As of April 30, 2025 and 2024, we had no goodwill recorded on our consolidated balance sheet. In the instance we have recorded goodwill, we test goodwill for impairment, in accordance with ASC 350, *Intangibles Goodwill and Other*, on an annual basis on February 1 and between annual tests if indicators of potential impairment exist.

We have reviewed the provisions of Accounting Standards Codification, or ASC, 350-20, with respect to the criteria necessary to evaluate the number of reporting units that exist. Based on our review of ASC 350-20, we have determined that we have one operating unit.

We have significant long-lived assets, which are susceptible to valuation adjustments as a result of changes in various factors or conditions. The most significant long-lived assets are property, plant, and equipment; right-of-use assets; developed technology; customer relationships; patents; trademarks; and trade names, which is our long lived asset group. Our long-lived assets are primarily located in the United States with some tooling and equipment located in Asia. We amortize all finite-lived assets either on a straight-line basis or based upon patterns in which we expect to utilize the economic benefits of such assets. We initially determine the values of assets by a risk-adjusted, discounted cash flow approach.

We evaluate the recoverability of long-lived assets on an annual basis or whenever events or changes in circumstances indicate that carrying amounts may not be recoverable in accordance with ASC 360, *Property, Plant, and Equipment*. When such evaluations indicate that the related future undiscounted cash flows are not sufficient to recover the carrying values of the asset group, such carrying values are reduced to fair value and this adjusted carrying value becomes the asset's new cost basis. We determine the initial fair value of our long-lived assets, primarily using future anticipated cash flows that are directly associated with and are expected to arise as a direct result of the use and eventual disposition of the asset, or asset group, discounted using an interest rate commensurate with the risk involved. Based on the results of this evaluation, on an undiscounted cash flow basis, there were no indications of impairment of our long-lived asset group in fiscal 2025, 2024, or 2023.

Future adverse changes in these or other unforeseeable factors could result in an impairment charge that could materially impact future results of operations and financial position in the reporting period identified.

Revenue Recognition

We recognize revenue for the sale of our products at the point in time when the control of ownership has transferred to the customer. The transfer of control typically occurs at a point in time based on consideration of when the customer has (i) a payment obligation, (ii) physical possession of goods has been received, (iii) legal title to goods has passed, (iv) risks and rewards of ownership of goods has passed to the customer, and (v) the customer has accepted the goods. The timing of revenue recognition occurs either on shipment or delivery of goods based on contractual terms with the customer, as this is when transfer of control occurs and the customer accepts the product, has title and significant risks and rewards of ownership of the product, and physical possession of the product has been transferred. Revenue recorded excludes sales tax charged to retail customers as we are considered a pass-through conduit for collecting and remitting sales taxes.

The duration of contractual arrangements with customers in our wholesale channels is typically less than one year. Payment terms with customers are typically between 20 and 90 days, with a discount available in certain cases for early payment. For contracts with discounted terms, we determine the transaction price upon establishment of the contract that contains the final terms of the sale, including the description, quantity, and price of each product purchased. We estimate variable consideration relative to the amount of cash discounts to which customers are likely to be entitled. In some instances, we provide longer payment terms, particularly as it relates to our hunting dating programs, which represent payment terms due in the fall for certain orders of hunting products received in the spring and summer. We do not consider these extended terms to be a significant financing component of the contract because the payment terms are less than one year.

We have elected to treat all shipping and handling activities as fulfillment costs and recognize the costs as distribution expenses at the time we recognize the related revenue. Shipping and handling costs billed to customers are included in net sales.

We sponsor direct to consumer customer loyalty programs in which customers earn rewards from qualifying purchases or activities. We defer revenue for a portion of the transaction price from product sales to customers that earn loyalty points.

The amount of revenue we recognize reflects the expected consideration to be received for providing the goods or services to customers, which includes estimates for variable consideration. Variable consideration includes allowances for trade term discounts, volume incentives, chargebacks, and product returns. Estimates of variable consideration are determined at contract inception and are constrained to the extent that the inclusion of such variable consideration could result in a significant reversal of cumulative revenue in future periods. We apply the portfolio approach as a practical expedient and utilize the expected value method in determining estimates of variable consideration, based on evaluations of specific product and customer circumstances, historical and anticipated trends, and current economic conditions. We have co-op advertising program expense, which we record within advertising expense, in recognition of a distinct service that we receive from our customers at the retail level.

In some instances, sales include multiple performance obligations. The most common of these instances relates to sales promotion programs under which customers are entitled to receive a free good or subscription service based upon their purchase of our products, which we have identified as a material right. The fulfillment of these free goods is our responsibility. In such instances, we allocate the revenue of the promotional sales based on the estimated level of participation in the sales promotional program and the timing of the shipment of all of the products included in the promotional program, including the free goods. We recognize revenue on a straight-line basis over the term of the contract, as the customer simultaneously receives and consumes the benefits of the service throughout the period. The net change in contract liabilities for a given period is reported as an increase or decrease to sales. During the year ended April 30, 2025, 2024, and 2023, we recorded an immaterial amount of service revenue and deferred revenue to satisfy certain performance obligations.

Disaggregation of Revenue

The following table sets forth certain information regarding trade channel net sales for the fiscal years ended April 30, 2025, 2024, and 2023 (dollars in thousands):

	2025	2024	$ Change	% Change	2023
e-commerce channels	$ 84,391	$ 84,313	$ 78	0.1%	$ 87,219
Traditional channels	137,931	116,786	21,145	18.1%	103,990
Total net sales	$ 222,322	$ 201,099	$ 21,223	10.6%	$ 191,209

Our e-commerce channels include net sales from customers that do not traditionally operate a physical brick-and-mortar store, but generate the majority of their revenue from consumer purchases at their retail websites. Our e-commerce channels also include our direct-to-consumer sales. Our traditional channels include customers that operate primarily out of physical brick and mortar stores and generate the large majority of their revenue from consumer purchases at their brick-and-mortar locations.

We sell our products worldwide. The following table sets forth certain information regarding geographic makeup of net sales included in the above table for the fiscal years ended April 30, 2025, 2024, and 2023 (dollars in thousands):

	2025	2024	$ Change	% Change	2023
Domestic	$ 207,834	$ 189,027	$ 18,807	9.9%	$ 182,299
International	14,488	12,072	2,416	20.0%	8,910
Total net sales	$ 222,322	$ 201,099	$ 21,223	10.6%	$ 191,209

The following table sets forth the breakdown of international net sales included in the above table by region. Our international sales accounted for approximately 7%, 6%, and 5% of total net sales for the fiscal years ended April 30, 2025, 2024, and 2023, respectively (dollars in thousands):

	2025	2024	$ Change	% Change	2023
Canada	$ 6,282	$ 5,111	$ 1,171	22.9%	$ 4,091
Europe	5,394	4,337	1,057	24.4%	2,936
All others international	2,812	2,624	188	7.2%	1,883
Total international net sales	$ 14,488	$ 12,072	$ 2,416	20.0%	$ 8,910

The following table sets forth certain information regarding net sales in our shooting sports and outdoor lifestyle categories for the fiscal years ended April 30, 2025, 2024, and 2023 (dollars in thousands):

	2025	2024	$ Change	% Change	2023
Shooting sports	$ 95,200	$ 91,716	$ 3,484	3.8%	$ 88,885
Outdoor lifestyle	127,122	109,383	17,739	16.2%	102,324
Total net sales	$ 222,322	$ 201,099	$ 21,223	10.6%	$ 191,209

Our shooting sports category includes net sales of shooting accessories and our products used for personal protection. Our outdoor lifestyle category includes net sales of our products used in hunting, fishing, camping, meat processing, rugged outdoor activities, and outdoor cooking.

Cost of Goods Sold

Cost of goods sold for our purchased finished goods includes the purchase costs and related overhead. We source most of our purchased finished goods from manufacturers in Asia. Cost of goods sold for our manufactured goods includes all materials, labor, and overhead costs incurred in the production process. Overhead includes all costs related to manufacturing or purchasing finished goods, including costs of planning, purchasing, quality control, depreciation, freight, duties, royalties, and shrinkage.

Research and Development

We engage in both internal and external research and development, or R&D, in order to remain competitive and to exploit potential untapped market opportunities. We approve prospective R&D projects after analysis of the costs and benefits associated with the potential product. Costs in R&D expense include salaries, materials, utilities, and administrative costs.

Advertising

We expense advertising costs, primarily consisting of digital, printed, or television advertisements, either as incurred or upon the first occurrence of the advertising. Advertising expense, included in selling, marketing, and distribution expenses, totaled $10.9 million, $11.1 million, and $11.9 million in fiscal 2025, 2024, and 2023, respectively. We have co-op advertising program expense, which we record within advertising expense, in recognition of a distinct service that we receive from our customers at the retail level.

Warranty

We generally provide either a limited lifetime, four-year, three-year, two-year, or one-year warranty program to the original purchaser of most of our products. We will also repair or replace certain products or parts found to be defective under normal use and service with an item of equivalent value, at our option, without charge during the warranty period. We provide for estimated warranty obligations in the period in which we recognize the related revenue. We quantify and record an estimate for warranty-related costs based on our actual historical claims experience and current repair costs. We make adjustments to accruals as warranty claims data and historical experience warrant.

The following table sets forth the change in accrued warranties, a portion of which is recorded as a non-current liability, in the fiscal years ended April 30, 2025, 2024, and 2023 (in thousands):

	April 30, 2025	April 30, 2024	April 30, 2023
Beginning balance	$ 1,243	966	786
Warranties issued and adjustments to provisions	1,853	1,569	1,419
Warranty claims	(1,704)	(1,292)	(1,239)
Ending balance	$ 1,392	1,243	966

Leases

We occasionally enter into non-cancelable operating leases for office space, distribution facilities, and equipment. Our leases for real estate have initial terms ranging from one to 18 years, generally with renewal options. Leases for equipment typically have initial terms ranging from one to 10 years. Most leases have fixed rentals, with many of the real estate leases requiring additional payments for real estate taxes and occupancy-related costs. See Note 4 – *Leases* for more information.

Self-Insurance

We record our liability for estimated incurred losses, related to our self-insured group health insurance program, based on historical claim data in the accompanying consolidated financial statements on an undiscounted basis. While we believe these reserves to be adequate, it is possible that the ultimate liabilities will exceed such estimates. See Note 11 - *Self-Insurance Reserves* for more information.

Earnings/(Loss) Per Share

We calculate basic and diluted earnings/(loss) per share in accordance with the provisions of ASC 260-10, *Earnings Per Share*. Basic earnings per common share equals earnings/(loss) divided by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per common share equals earnings/(loss) divided by the weighted average number of common shares outstanding during the periods presented, giving effect to all potentially dilutive stock awards that are outstanding, if their effect is dilutive.

The following table sets forth the computation of our basic and diluted earnings per share attributed to common stockholders for the fiscal years ended April 30, 2025, 2024, and 2023 (in thousands, except per share amounts):

	For the Years Ended April 30,								
	2025			2024			2023		
	Net Loss	Shares	Per Share Amount	Net Loss	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
Basic loss	$ (77)	12,806	$ (0.01)	$(12,248)	12,967	$ (0.94)	$ (12,024)	13,372	$ (0.90)
Effect of dilutive stock awards	—	—	—	—	—	—	—	—	—
Diluted loss	$ (77)	12,806	$ (0.01)	$(12,248)	12,967	$ (0.94)	$ (12,024)	13,372	$ (0.90)

Due to the loss from operations for the fiscal years ended April 30, 2025, 2024, and 2023, there are no common shares added to calculate dilutive EPS because the effect would be anti-dilutive. Had there been income from operations for the fiscal years ended April 30, 2025, 2024, and 2023, all of our performance-based restricted stock units, or PSUs, and restricted stock units, or RSUs, further described in Note 12 - *Equity*, would have been included in the computation of diluted earnings per share and could potentially dilute earnings per share in the future.

Stock-Based Compensation

Our stock-based compensation awards consist of stock options, PSUs, and RSUs, all of which are based on our common shares. Compensation costs for all awards expected to vest are recognized over the vesting period using the simplified method in accordance with SAB 107 and ASC 718 as we believe the simplified method is the best method to calculate our stock compensation expense. In addition, we estimate an expected forfeiture rate and only recognize expense for those shares expected to vest. The awards granted generally vest annually in three or four-year tranches for our executive officers and employees and vest in monthly tranches for our directors, and are included in costs of goods sold; research and development; selling, marketing, and distribution; and general and administrative expenses in the consolidated statements of operations. See Note 11 – *Equity* for additional information.

Income Taxes

We account for income taxes in accordance with ASC 740, Income Taxes (ASC 740). The provision for income taxes is based upon income reported in the accompanying consolidated financial statements as required by ASC 740-10. We determine deferred tax assets and liabilities based on temporary differences between financial reporting and tax bases in assets and liabilities and measure them by applying enacted rates and laws expected to be in place when the deferred items become subject to income tax or deductible for income tax purposes. We recognize the effect on deferred taxes and liabilities of a change in tax rates in the period that includes the enactment date. In assessing the realization of our deferred income tax assets, we consider whether it is more likely than not that the deferred income tax assets will be realized. The ultimate realization of our deferred income tax assets depends upon generating future taxable income during the periods in which our temporary differences become deductible and before our net operating loss carryforwards expire. We periodically evaluate the recoverability of our deferred income tax assets by assessing the need for a valuation allowance. If we determine that it is more likely than not that our deferred income tax assets will not be recovered, we establish a valuation allowance against some or all of our deferred income tax assets. Recording a valuation allowance could have a significant effect on our future results of operations and financial position. We determine unrecognized income tax benefits in accordance with ASC 740 on the basis of a two-step process in which first we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and second for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Accrued income taxes in the consolidated balance sheet includes unrecognized income tax benefits along with related interest and penalties, appropriately classified as current or noncurrent. We recognize interest and penalties related to unrecognized tax benefits as interest income/(expense) and other income/(expense), respectively, in the accompanying consolidated statement of operations. All deferred tax assets and liabilities are classified as noncurrent in the consolidated balance sheet.

We periodically assess whether it is more likely than not that we will generate sufficient taxable income to realize our deferred income tax assets. The ultimate realization of net deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. We establish valuation allowances if it is more likely than not that we will be unable to realize our deferred income tax assets.

In making this determination, we consider available positive and negative evidence and make certain assumptions. We consider, among other things, projected future taxable income, scheduled reversals of deferred tax liabilities, the overall business environment, our historical financial results, and tax planning strategies. Significant judgment is required in this analysis.

We determined in fiscal 2022 that it is more likely than not that the benefit from the Company's net deferred tax assets will not be realized and accordingly we established a full valuation allowance recorded as an increase to income tax expense. This assessment of the realizability of our net deferred tax assets remains unchanged for the current fiscal year. Our assessment involved estimates and assumptions about matters that are inherently uncertain, and unanticipated events or circumstances could cause actual results to differ from these estimates.

Estimates may change as new events occur, estimates of future taxable income may increase during the expected reversal period of our deferred tax assets, or additional information becomes available. Should we change our estimate of the amount of deferred tax assets that we would be able to realize, a full or partial reversal of the valuation allowance could occur resulting in a decrease to the provision for income taxes in the period such a change in estimate is made. We will continue to assess the adequacy of the valuation allowance on a quarterly basis.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash, cash equivalents, and trade receivables. We place our cash and cash equivalents in overnight U.S. government securities. Concentrations of credit risk with respect to trade receivables are limited by the large number of customers comprising our customer base and their geographic and business dispersion. We perform ongoing credit evaluations of our customers' financial condition and generally do not require collateral.

For the fiscal year ended April 30, 2025, 2024, and 2023, respectively, one of our customers accounted for more than 10% of our net sales, accounting for $45.0 million, or 20.3%, $44.3 million, or 22.1%, and $48.4 million, or 25.4%, of our fiscal 2025, 2024, and 2023 net sales, respectively.

As of April 30, 2025, we had three customers that exceeded 10% or more of our accounts receivable, accounting for $5.8 million, or 14.6%; $5.2 million, or 13.1%; $4.4 million, or 11.1%, of our fiscal 2025 accounts receivable. As of April 30, 2024, we had one customer exceed 10% or more of our accounts receivable, accounting for $7.0 million, or 27.3%, of our fiscal 2024 accounts receivable. We are not aware of any issues with respect to relationships with any of our top customers.

We source a majority of our purchased finished goods from Asia. As of April 30, 2025, we had three inventory suppliers that exceeded 10% or more of our total inventory purchases. As of April 30, 2024, we had two inventory supplier that exceeded 10% or more of our total inventory purchases. We have alternative options at our discretion that would mitigate a concentration risk in the future related to our inventory suppliers.

Shipping and Handling

In the accompanying consolidated financial statements, we included amounts billed to customers for shipping and handling in net sales. We include costs relating to shipping and handling charges, including inbound freight charges and internal transfer costs, in cost of goods sold; however, costs incurred to distribute products to customers is included in distribution expenses.

Legal and Other Contingencies

We periodically assess liabilities and contingencies in connection with legal proceedings and other claims that may arise from time to time. When we believe it is probable that a loss has been or will be incurred, we record an estimate of the loss in the consolidated financial statements. We adjust estimates of losses when additional information becomes available or circumstances change. We disclose a contingent liability when we believe there is at least a reasonable possibility that a material loss may have been incurred. We record legal fees as incurred.

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." This ASU improves financial reporting by requiring disclosure of incremental segment information. The new guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. During the year ended April 30, 2025, we adopted ASU 2023-07. We don't believe our adoption of ASU 2023-07 had a material impact on our consolidated financial statements and disclosures, however, we updated note 15 - *Segment Reporting* to disclose that our CODM uses consolidated net income to set budgets, evaluate margins, review actual results and in deciding whether to reinvest profits and cash flows into our business, repurchase our stock, pursue acquisitions, or make any other capital management decisions. Consolidated net income is the measure of segment profit most consistent with U.S. GAAP that is regularly reviewed by the CODM to allocate resources and assess performance. Significant segment level expense information provided to the CODM is consistent with our consolidated statements of operations, as presented on the accompanying consolidated statements of operations. on our consolidated financial statements and disclosures.

Recently Issued Accounting Standards

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03), which requires disaggregation disclosures on an annual or interim basis, in the notes to the financial statements, of certain categories of expenses that are included in expense line items on the face of the statement of operations. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027 and should be applied prospectively, with the option to apply the standard retrospectively. We are currently evaluating the impact of adopting this ASU 2024-03 on our consolidated financial statements and disclosures.

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"), which improves the transparency of income tax disclosures by requiring companies to (1) disclose consistent categories and greater disaggregation of information in the effective rate reconciliation and (2) provide information on income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, although early adoption is permitted. The guidance should be applied on a prospective basis with the option to apply the standard retrospectively. We are currently evaluating the impact of adopting this ASU 2023-09 on our consolidated financial statements and disclosures.

3. Leases

We lease real estate, as well as other equipment, under non-cancelable operating lease agreements. We recognize expenses under our operating lease assets and liabilities at the commencement date based on the present value of lease payments over the lease terms. Our leases do not provide an implicit interest rate. We use our incremental borrowing rate consistent with our revolving line of credit and based on the information available at the lease commencement date in determining the discount rate for the present value of lease payments. Our lease agreements do not require material variable lease payments, residual value guarantees, or restrictive covenants. For operating leases, we recognize expense on a straight-line basis over the lease term. We record tenant improvement allowances as an offsetting adjustment included in our calculation of the respective right-of-use asset. The vast majority of our leases are for property located in the United States.

Many of our leases include renewal options that can extend the lease term. These renewal options are at our sole discretion and are reflected in the lease term when they are reasonably certain to be exercised. The depreciable life of assets and leasehold improvements are limited by the expected lease term.

The amounts of assets and liabilities related to our operating leases as of April 30, 2025 and 2024 are as follows (in thousands):

	April 30, 2025	April 30, 2024
Operating Leases		
Right-of-use assets	$ 37,474	$ 37,540
Accumulated amortization	(5,578)	(3,976)
Right-of-use assets, net	$ 31,896	$ 33,564
Lease liabilities, current portion	$ 1,336	$ 1331
Lease liabilities, net of current portion	31,949	33,289
Total operating lease liabilities	$ 33,284	$ 34,620

During the fiscal year ended April 30, 2025, we recorded $4.1 million of operating lease costs, of which $386,000 related to short-term leases. During the fiscal year ended April 30, 2024, we recorded $3.6 million of operating lease costs, of which $22,000 related to short-term leases. During the fiscal year ended April 30, 2023, we recorded $4.0 million of operating lease costs, of which $132,000 related to short-term leases. As of April 30, 2025, our weighted average lease term and weighted average discount rate for our operating leases was 13.5 years and 5.4%, respectively. As of April 30, 2024, our weighted average lease term and weighted average discount rate for our operating leases was 14.6 years and 6.0%, respectively. The operating lease costs, weighted average lease term, and weighted average discount rate are primarily driven by the sublease of our corporate office and warehouse facility in Columbia, Missouri through fiscal 2039.

During the fiscal year ended April 30, 2024, we amended the existing operating lease for our corporate office and warehouse facility in Columbia, Missouri to expand our usable square footage in our warehouse. The term of the lease remains unchanged, through fiscal 2039. During the fiscal year ended April 30, 2024, we recorded a right-of-use asset and lease liability of $1.9 million.

During the fiscal year ended April 30, 2024, we entered an Assignment Agreement to assign us the rights to the entire building and surrounding property at our corporate office and warehouse facility in Columbia, Missouri. The assignment was effective on January 1, 2024. The operating lease covers approximately 632,000 square feet, where we formerly subleased approximately 361,000 square feet. The lease provides us with an option to expand the building by up to 491,000 additional square feet. The terms of the lease are consistent with the terms of our former sublease agreement prior to the Assignment Agreement. The lease term ends on November 26, 2038 and, pursuant to the Assignment Agreement, does not provide for an extension of the term of the lease. We will receive tax and other incentives from federal, state, and local governmental authorities. The former sublessor will guarantee the lease through the end of the term. During fiscal year ended April 30, 2024, we recorded a right-of-use asset and lease liability of $10.6 million for the additional space provided under the Assignment Agreement.

Future lease payments for all our operating leases as of April 30, 2025, and for succeeding fiscal years, are as follows (in thousands):

	Operating
2026	$ 3,379
2027	3,399
2028	3,450
2029	3,510
2030	3,572
Thereafter	32,461
Total future lease payments	49,771
Less amounts representing interest	(16,487)
Present value of lease payments	33,284
Less current maturities of lease liabilities	(1,336)
Long-term maturities of lease liabilities	$ 31,949

During the fiscal year ended April 30, 2025, the cash paid for amounts included in the measurement of the liabilities was $1.3 million and included in our operating cash flows. During the fiscal year ended April 30, 2024, the cash paid for amounts included in the measurement of the liabilities was $1.0 million and included in our operating cash flows.

4. Inventory

The following table sets forth a summary of inventories stated at lower of cost or net realizable value, as of April 30, 2025 and 2024 (in thousands):

	April 30, 2025	April 30, 2024
Finished goods	$ 96,105	$ 83,879
Finished parts	2,680	2,402
Work in process	306	75
Raw material	5,626	6,959
Total inventories	$ 104,717	$ 93,315

Certain of our suppliers in Asia require deposits to procure our inventory products prior to beginning the manufacturing process. These deposits on our inventory varies by supplier and range from 30% to 100%. For the fiscal years ended April 30, 2025 and 2024, we have recorded $691,000 and $4.3 million, respectively, in prepaid expenses and other current assets on our consolidated balance sheet.

5. Property, Plant, and Equipment

The following table summarizes property, plant, and equipment as of April 30, 2025 and 2024 (in thousands):

	April 30, 2025	April 30, 2024
Machinery and equipment	$ 24,087	$ 20,852
Computer and other equipment	2,228	1,988
Leasehold improvements	1,753	762
	28,068	23,602
Less: Accumulated depreciation and amortization	(16,962)	(13,599)
	11,106	10,003
Construction in progress	125	1,035
Total property, plant, and equipment, net	$ 11,231	$ 11,038

Depreciation expense for the fiscal years ended April 30, 2025, 2024, and 2023 was $3.5 million, $3.0 million, and $2.7 million, respectively. As of April 30, 2025 6.4 million of our net property, plant, and equipment was located in the United States and 4.8 million was located in Asia.

The following table summarizes depreciation and amortization expense, which includes amortization of intangibles, by line item for the fiscal years ended April 30, 2025, 2024, and 2023 (in thousands):

	For the Years Ended April 30,		
	2025	2024	2023
Cost of sales	$ 1,031	$ 1,313	$ 1,429
Research and development	1,123	615	415
Selling, marketing, and distribution	1,225	836	362
General and administrative (a)	9,896	13,337	14,305
Total depreciation and amortization	$ 13,275	$ 16,101	$ 16,511

(a)   General and administrative expenses included $8.5 million, $12.8 million, and $13.6 million of amortization for the fiscal years ended April 30, 2025, 2024, and 2023, respectively, which were recorded as a result of our acquisitions.

6. Intangible Assets

The following table summarizes intangible assets as of April 30, 2025 and 2024 (in thousands):

	April 30, 2025			April 30, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 89,980	$ (82,623)	$ 7,357	$ 89,980	$ (78,877)	$ 11,103
Developed software and technology	28,155	(22,238)	5,917	27,762	(20,250)	7,512
Patents, trademarks, and trade names	70,060	(53,966)	16,094	69,497	(50,046)	19,451
	188,195	(158,826)	29,368	187,239	(149,173)	38,066
Patents and software in development	1,612	—	1,612	1,721	—	1,721
Total definite-lived intangible assets	189,807	(158,826)	30,981	188,960	(149,173)	39,787
Indefinite-lived intangible assets	430	—	430	430	—	430
Total intangible assets	$ 190,237	$ (158,826)	$ 31,411	$ 189,390	$ (149,173)	$ 40,217

We amortize definite-lived intangible assets with determinable lives over a weighted-average period of approximately five years. The weighted-average periods of amortization by intangible asset class is approximately five years for customer relationships, six years for developed software and technology, and six years for patents, trademarks, and trade names. Amortization expense amounted to $9.8 million, $13.1 million, and $13.7 million for the fiscal years ended April 30, 2025, 2024, and 2023, respectively.

The following table represents future expected amortization expense as of April 30, 2025 (in thousands):

Fiscal	Amount
2026	$ 8,481
2027	6,093
2028	4,645
2029	2,975
2030	2,336
Thereafter	4,838
Total	$ 29,368

We did not record any impairment charges for long-lived intangible assets in the fiscal years ended April 30, 2025, 2024, and 2023, respectively.

7. Accrued Expenses

The following table sets forth other accrued expenses as of April 30, 2025 and 2024 (in thousands):

	April 30, 2025	April 30, 2024
Accrued freight, tariff, and duty	$ 6,379	$ 2,829
Accrued sales allowances	1,865	1,891
Accrued warranty	1,392	1,243
Accrued commissions	1,694	1,191
Accrued professional fees	1,065	1,049
Accrued employee benefits	362	499
Accrued taxes other than income	563	525
Accrued other	553	459
Total accrued expenses	$ 13,872	$ 9,687

8. Debt

On August 24, 2020, we entered into a financing arrangement consisting of a $50.0 million revolving line of credit secured by substantially all our assets, maturing five years from the closing date, with available borrowings determined by a borrowing base calculation. The revolving line included an option to increase the credit commitment by an additional $15 million.

On March 25, 2022, we amended our secured loan and security agreement, or the Amended Loan and Security Agreement, increasing the revolving line of credit to $75 million, secured by substantially all our assets, maturing in March 2027, with available borrowings determined by a borrowing base calculation. The amendment also includes an option to increase the credit commitment by an additional $15 million. The amended revolving line bears interest at a fluctuating rate equal to the Base Rate or Secured Overnight Financing Rate, or SOFR, as applicable, plus the applicable margin. The applicable margin can range from a minimum of 0.25% to a maximum of 1.75% based on certain conditions as defined in the Amended Loan and Security Agreement. The financing arrangement contains covenants relating to minimum debt service coverage.

As of April 30, 2025, we had no borrowings outstanding on the revolving line of credit. If we would have had borrowings on the revolving line of credit, the interest rate would have been 5.91% at April 30, 2025, equal to SOFR plus the applicable margin. As of April 30, 2024, we had no borrowings outstanding on the revolving line of credit. During the year ended April 30, 2025, we borrowed $7.0 million on our revolving line of credit for general business purposes. Also, during the year ended April 30, 2025, we paid, in full, the $7.0 million of borrowings utilizing cash on hand.

As of April 30, 2025 and 2024, we had executed irrevocable standby letters of credit totaling $1.7 and $3.3 million, respectively, to collateralize duty drawback bonds. During the fiscal years ended April 30, 2025 and 2024, no amounts have been drawn on the letter of credit.

9. Fair Value Measurement

We follow the provisions of ASC 820-10, Fair Value Measurements and Disclosures Topic, or ASC 820-10, for our financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value under GAAP and requires expanded disclosures regarding fair value measurements. ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value.

Financial assets and liabilities recorded on the accompanying consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we have the ability to access at the measurement date (examples include active exchange-traded equity securities, listed derivatives, and most U.S. Government and agency securities).

Cash and cash equivalents are reported at fair value based on market prices for identical assets in active markets, and therefore classified as Level 1 of the value hierarchy. Our cash and cash equivalents, which are measured at fair value on a recurring basis, as of April 30, 2025 and 2024 which would be the maximum amount of loss subject to credit risk are as follows:

	April 30, 2025	April 30, 2024
Cash and cash equivalents	$ 23,423	$ 29,698

Level 2 — Financial assets and liabilities whose values are based on quoted prices in markets in which trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets. Level 2 inputs include the following:

- quoted prices for identical or similar assets or liabilities in non-active markets (such as corporate and municipal bonds which trade infrequently);
- inputs other than quoted prices that are observable for substantially the full term of the asset or liability (such as interest rate and currency swaps); and
- inputs that are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability (such as certain securities and derivatives).

Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect our assumptions about the assumptions a market participant would use in pricing the asset or liability.

We do not have any Level 3 financial assets or liabilities as of April 30, 2025 and 2024.

10. Self-Insurance Reserves

In the prior fiscal year, we transitioned to a self-insured group health insurance program. Prior to this transition, we had fully guaranteed cost group health insurance programs. We are now self-insured through retentions or deductibles with stop-loss insurance for medical claims that reach a certain limit per claim. We record our liability for estimated incurred losses based on historical claim data in the accompanying consolidated financial statements on an undiscounted basis. While we believe these reserves to be adequate, it is possible that the ultimate liabilities will exceed such estimates.

The following table summarizes the activity related to self-insurance reserves in the fiscal years ended April 30, 2025 and 2024 (in thousands):

	For the years ended April 30,	
	2025	2024
Beginning balance	$ 359	$ 396
Additional provisions charged to expense	2,365	2,525
Payments	(2,403)	(2,562)
Ending balance	$ 321	$ 359

11. Equity

Treasury Stock

On September 30, 2022, our Board of Directors authorized the repurchase of up to $10.0 million of our common stock, subject to certain conditions, in the open market, in block purchases, or in privately negotiated transactions, executable through September 29, 2023. This authorization expired on September 29, 2023. On October 2, 2023, our Board of Directors authorized the repurchase of up to $10.0 million of our common stock, subject to certain conditions, in the open market, in block purchases, or in privately negotiated transactions, executable through September 30, 2024. On September 25, 2024, our Board of Directors approved a program to purchase up to $10.0 million of our common stock, subject to certain conditions, in the open market, in block purchases, or in privately negotiated transactions, commencing on October 1, 2024 and executable through September 30, 2025. During the years ended April 30, 2025 and 2024, under these authorizations, we repurchased a total of 374,446 and 689,417 shares, respectively, of our common stock for $3.8 million and $6.0 million, respectively, utilizing cash on hand. As of April 30, 2025, we have $7.2 million of available funds to repurchase our common stock under the current authorization.

Incentive Stock and Employee Stock Purchase Plans

We have a stock incentive plan, or 2020 Incentive Compensation Plan, under which we can grant new awards to our employees and directors. Our 2020 Incentive Compensation Plan authorizes the issuance of awards covering up to 1,397,510 shares of newly issued common stock, plus the lesser of (i) 2% of the number of shares outstanding as of the end of each of our fiscal years or (ii) such lesser number of shares as the Compensation Committee may determine. The plan permits the grant of options to acquire common stock, restricted stock awards, restricted stock units, or RSUs, stock appreciation rights, bonus stock and awards in lieu of obligations, performance awards, and dividend equivalents. Our Board of Directors, or a committee established by our Board of Directors, administers the plan, selects recipients to whom awards are granted, and determines the grants to be awarded. Stock options granted under the plan are exercisable at a price determined by our Board of Directors or a committee thereof at the time of grant, but in no event, less than fair market value of our common stock on the date granted. Grants of options may be made to employees and directors without regard to any performance measures. All options issued pursuant to the plan are generally nontransferable and subject to forfeiture.

Unless terminated earlier by our Board of Directors, our 2020 Incentive Compensation Plan will terminate at the earliest of (1) the tenth anniversary of the effective date of our 2020 Incentive Compensation Plan, or (2) such time as 0 shares of common stock remain available for issuance under the plan and we have no further rights or obligations with respect to outstanding awards under the plan. The date of grant of an award is deemed to be the date upon which our Board of Directors or a committee thereof authorizes the granting of such award.

Except in specific circumstances, grants generally vest over a period of three or four years for our executive officers and employees and vest monthly for our directors. We have not granted any stock options, however, grants of stock options are exercisable for a period of 10 years. Our 2020 Incentive Compensation Plan also permits the grant of awards to non-employees.

We recognized $3.5 million, $4.1 million, and $4.1 million, respectively, of stock-based compensation expense for the fiscal years ended April 30, 2025, 2024, and 2023.

We grant RSUs to employees and directors. The awards are made at no cost to the recipient. An RSU represents the right to receive one share of our common stock and does not carry voting or dividend rights. Except in specific circumstances, RSU grants to employees generally vest over a period of four years with one-fourth of the units vesting on each anniversary of the grant date. RSU grants to directors generally vest over a 12 month period with one-twelve of the units vesting on each monthly anniversary of the grant date. We amortize the aggregate fair value of our RSU grants to compensation expense over the vesting period. Awards that do not vest are forfeited.

We grant performance stock units, or PSUs, to our executive officers and certain other employees from time to time. At the time of grant, we calculate the fair value of our PSUs using the Monte-Carlo simulation. We incorporate the following variables into the valuation model:

	For the years ended April 30,					
	2025		2024		2023	
Grant date fair market value						
American Outdoor Brands, Inc.	$	7.89	$	8.79	$	12.70
Russell 2000 Index	$	1,980.23	$	1,769.21	$	1,882.91
Volatility (a)						
American Outdoor Brands, Inc.		48.15%		45.53%		49.04%
Russell 2000 Index		22.98%		27.08%		31.75%
Correlation coefficient (b)		0.36		0.48		0.50
Risk-free interest rate (c)		4.73%		3.81%		2.91%
Dividend yield (d)		0%		0%		0%

(a) Expected volatility is calculated based on a peer group over the most recent period that represents the remaining term of the performance period as of the valuation date, or three years.
(b) The correlation coefficient utilizes the same historical price data used to develop the volatility assumptions.
(c) The risk-free interest rate is based on the yield of a zero-coupon U.S. Treasury bill, commensurate with the three-year performance period.
(d) We do not expect to pay dividends in the foreseeable future.

The PSUs vest, and the fair value of such PSUs will be recognized, over the corresponding three-year performance period. Our PSUs have a maximum aggregate award equal to 200% of the target unit amount granted. Generally, the number of PSUs that may be earned depends upon the total stockholder return, or TSR, of our common stock compared with the TSR of the Russell 2000 Index, or the RUT, over the three-year performance period. For PSUs, our stock must outperform the RUT by 5% in order for the target award to vest. In addition, there is a cap on the number of shares that can be earned under our PSUs, which is equal to six times the grant-date value of each award.

During the fiscal year ended April 30, 2025, we granted an aggregate 278,764 service based RSUs, including 98,412 RSUs to executive officers and 180,352 to non-executive officer employees and directors under our 2020 Incentive Compensation Plan. We granted an aggregate of 98,412 PSUs to our executive officers during fiscal 2025, which have a maximum aggregate award value of 152,502 shares. During the fiscal year ended April 30, 2025, 23,987 PSUs were cancelled, at target, as a result of the performance condition not being met, and 26,270 RSUs were cancelled as a result of the service condition not being met. In connection with the vesting of RSUs, during the fiscal year ended April 30, 2025, we delivered common stock to our employees, including our executive officers and directors with a total market value of $2.2 million.

During the fiscal year ended April 30, 2024, we granted an aggregate of 319,847 service based RSUs, including 103,475 RSUs to executive officers and 216,372 RSUs to non-executive officer employees and directors under our 2020 Incentive Compensation Plan. We granted an aggregate of 76,251 PSUs to our executive officers during fiscal 2024, which have a maximum aggregate award value of 152,502 shares. In addition, in connection with a 2019 grant, we vested 94,354 PSUs (i.e., the target amount granted), which achieved 200% of the maximum aggregate award possible, resulting in awards totaling — shares to certain of our executive officers and employees of our former parent. During the fiscal year ended April 30, 2024, we cancelled 25,594 RSUs as a result of the service condition not being met. In connection with the vesting RSUs, during the fiscal year ended April 30, 2024, we delivered common stock to our employees, including executive officers and directors, with a total market value of $1.6 million.

During the fiscal year ended April 30, 2023, we granted an aggregate of 311,676 service based RSUs, including 52,277 RSUs to executive officers and 259,399 RSUs to non-executive officer employees and directors under our 2020 Incentive Compensation Plan. We granted an aggregate of 52,277 PSUs to our executive officers during fiscal 2023, which have a maximum aggregate award value of 104,554 shares. In addition, in connection with a 2018 grant, we vested 7,200 PSUs (i.e., the target amount granted), which achieved 200% of the maximum aggregate award possible, resulting in awards totaling 14,400 shares to certain of our executive officers and employees of our former parent that were granted as part of the Separation. During the fiscal year ended April 30, 2023, we cancelled 14,390 RSUs, and — PSUs, as a result of the service condition not being met. In connection with the vesting RSUs, during the fiscal year ended April 30, 2023, we delivered common stock to our employees, including executive officers and directors, with a total market value of $1.5 million.

A summary of activity for unvested RSUs and PSUs under our 2020 Incentive Compensation Plan for the fiscal years ended April 30, 2025, 2024, and 2023 is as follows:

	For the years ended April 30,					
	2025		**2024**		**2023**	
	Total # of Restricted Stock Units	**Weighted Average Grant Date Fair Value**	**Total # of Restricted Stock Units**	**Weighted Average Grant Date Fair Value**	**Total # of Restricted Stock Units**	**Weighted Average Grant Date Fair Value**
RSUs and PSUs outstanding, beginning of period	624,093	$ 11.27	560,579	$ 13.36	349,774	$ 15.93
Awarded	377,176	8.40	396,098	8.69	371,153	10.68
Vested	(250,059)	10.43	(212,636)	11.31	(145,958)	12.62
Forfeited	(50,257)	19.19	(119,948)	12.46	(14,390)	14.20
RSUs and PSUs outstanding, end of period	700,953	$ 9.48	624,093	$ 11.27	560,579	$ 13.36

As of April 30, 2025, there was $1.8 million of unrecognized compensation expense related to unvested RSUs and PSUs. We expect to recognize this expense over a weighted average remaining contractual term of 1.1 years.

We have an employee stock purchase plan, or ESPP, which authorizes the sale of up to 419,253 shares of our common stock to employees, plus the lesser of (i) 1% of the number of shares of our common stock outstanding as of the end of each of our fiscal years or (ii) such number of shares as determined by our Board of Directors or a Board committee designated by our Board of Directors. All options and rights to participate in our ESPP are nontransferable and subject to forfeiture in accordance with our ESPP guidelines. Our current ESPP will be implemented in a series of successive offering periods, each with a maximum duration of 12 months. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of a 12-month offering period, then that offering period will automatically terminate, and a new 12-month offering period will begin on the next business day. Each offering period will begin on April 1 or October 1, as applicable, immediately following the end of the previous offering period. Payroll deductions will be on an after-tax basis, in an amount of not less than 1% and not more than 20% (or such greater percentage as the committee appointed to administer our ESPP may establish from time to time before the first day of an offering period) of a participant's compensation on each payroll date. The option exercise price per share will equal 85% of the lower of the fair market value on the first day of the offering period or the fair market value on the exercise date. The maximum number of shares that a participant may purchase during any purchase period is the greater of 2,500 shares, or a total of $25,000 in shares, based on the fair market value on the first day of the offering period. Our ESPP will remain in effect until the earliest of (a) the exercise date that participants become entitled to purchase a number of shares greater than the number of reserved shares available for purchase under our ESPP, (b) such date as is determined by our Board of

Directors in its discretion, or (c) the tenth anniversary of the effective date. In the event of certain corporate transactions, each option outstanding under our ESPP will be assumed or an equivalent option will be substituted by the successor corporation or a parent or subsidiary of such successor corporation. During fiscal years ended April 30, 2025 and 2024, 85,606 shares and 91,940 shares, respectively, were purchased by our employees under our ESPP.

We measure the cost of employee services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. We amortize the fair value of the award over the vesting period of the option. Under the ESPP, fair value is determined at the beginning of the purchase period and amortized over the term of each exercise period.

The following assumptions were used in valuing ESPP purchases under our ESPP during the years ended April 30, 2025, 2024, and 2023:

	For the years ended April 30,		
	2025	2024	2023
Risk-free interest rate	4.23%	5.46% - 5.53%	3.97% - 4.01%
Expected term	6 months	6 months - 12 months	6 months- 12 months
Expected volatility	60.70%	43.2% - 48.9%	51.9% - 58.4%
Dividend yield	0%	0%	0%

The fair value of each stock option or ESPP purchase was estimated on the date of the grant using the Black-Scholes option pricing model (using the risk-free interest rate, expected term, expected volatility, and dividend yield variables, as noted in the above table).

12. Employer Sponsored Benefit Plans

Contributory Defined Investment Plan — Our employees participate in a contributory defined investment plan, subject to service requirements. Under the terms of the plan, employees may contribute from 1% to 30% of their annual pay and we generally make discretionary matching contributions of up to 50% of the first 6% of employee contributions to the plan. We contributed $546,000, $438,000, and $500,000 for the fiscal years ended April 30, 2025, 2024, and 2023, respectively.

Non-Contributory Profit-Sharing Plan — Our employees participate in our non-contributory profit-sharing plan upon meeting certain eligibility requirements. Employees become eligible on May 1 following the completion of a full fiscal year of continuous service. Our contributions to the plan are discretionary. We did not contribute to the plan for the fiscal years 2025, 2024, or 2023. Contributions are funded after the fiscal year-end.

13. Income Taxes

Income tax expense/(benefit) from operations consists of the following (in thousands):

	For the Years Ended April 30,		
	2025	2024	2023
Current:			
Federal (a)	$ 48	$ 5	$ (126)
State (b)	64	(79)	(123)
Foreign	11	4	—
Total current	123	(70)	(249)
Deferred:			
Deferred federal	—	—	—
Deferred state	—	—	—
Total deferred	—	—	—
Total income tax expense/(benefit)	$ 123	$ (70)	$ (249)

The following table presents a reconciliation of the provision for income taxes from operations at statutory rates to the provision (benefit) in the consolidated financial statements (in thousands):

	For the Years Ended April 30,		
	2025	2024	2023
Federal income taxes expected at the statutory rate (c)	$ 10	$ (2,587)	$ (2,577)
State income taxes, less federal income tax benefit	14	(132)	(303)
Stock compensation	249	436	96
Research and development tax credit	(149)	(203)	(200)
Change in deferred tax valuation allowance	(192)	2,257	2,600
Other	191	159	135
Total income tax expense/(benefit)	$ 123	$ (70)	$ (249)

(a) Federal current expense is net of $875,000 tax benefit of operating loss carryforwards.
(b) State current expense is net of $95,000 tax benefit of operating loss carryforwards.
(c) We had a federal statutory rate of 21% in fiscal 2025, 2024, and 2023.

Deferred tax assets (liabilities) related to temporary differences are the following (in thousands):

	April 30, 2025	April 30, 2024
Non-current tax assets (liabilities):		
Inventories	$ 1,321	$ 1,100
Accrued expenses, including compensation	2,261	1,589
Workers' compensation	13	10
Warranty reserve	322	286
Stock-based compensation	991	1,066
State bonus depreciation	56	110
Property, plant, and equipment	(1,974)	(2,619)
Intangible assets	11,059	11,777
Right-of Use assets	(7,401)	(7,740)
Right-of Use lease liabilities	7,724	7,985
Capitalized R&D	2,649	2,136
Other	(182)	(83)
Loss and credit carryforwards	2,267	3,681
Less valuation allowance	(19,106)	(19,298)
Net deferred tax asset/(liability) — total	$ —	$ —

As of April 30, 2025, federal and state net operating loss, or NOL, carryforwards were $7.7 million and $5.4 million, respectively, and $382,000 of federal research & development tax credits. The tax-effected deferred tax assets recorded for federal and state NOL carryforwards were $1.6 million and $278,000, respectively. Under legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, or Tax Act, federal NOLs incurred in taxable years ending after December 31, 2017, may be carried forward indefinitely. The federal research and development credits of $382,000, which, if unused, will expire between April 30, 2043 and 2044. State NOL carryforwards of $4.5 million, which, if unused, will expire in years April 30, 2033 through April 30, 2044. The remaining $900,000 of the state NOL carryforwards may also be carried forward indefinitely.

As of April 30, 2025, we continued to maintain a full valuation allowance of $19.1 million against our net deferred income tax assets based on management's assessment that it was more likely than not that our deferred income tax assets will not be recovered. We will continue to evaluate the need for a valuation allowance on our deferred tax assets until there is sufficient positive evidence to support the reversal of all or some portion of these allowances. As of April 30, 2024, we maintained a full valuation allowance of $19.3 million against our net deferred income tax assets based on management's assessment that it was more likely than not that our deferred income tax assets will not be recovered.

The income tax provisions (benefit) represent effective tax rates of 267.4%, 0.6%, and 2.0% for the fiscal years ended April 30, 2025, 2024, and 2023, respectively.

U.S. income taxes have not been provided on $400,000 of undistributed earnings of our foreign subsidiary since it is our intention to permanently reinvest such earnings offshore. If the earnings were distributed in the form of dividends, we would not be subject to U.S. tax as a result of the Tax Act but could be subject to foreign income and withholding taxes. Determination of the amount of this unrecognized deferred income tax liability is not practical.

As of April 30, 2025 and 2024, we did not have any gross tax-effected unrecognized tax benefits.

With limited exception, we are subject to U.S. federal, state, and local, or non-U.S. income tax audits by tax authorities for fiscal years subsequent to April 30, 2021. On March 7, 2023, the Internal Revenue Service ("IRS") initiated an examination of our Federal income tax return filed for the tax period ended April 30, 2022. On January 10, 2024, we were notified from the IRS that they had concluded their examination. As a result of their examination procedures, our tax liability was unchanged for the tax period under examination, and there was no impact to our consolidated financial statements.

14. Commitments and Contingencies

Litigation

From time to time, we are involved in lawsuits, claims, investigations, and proceedings, including those relating to product liability, intellectual property, commercial relationships, employment issues, and governmental matters, which arise in the ordinary course of business.

For the fiscal years ended April 30, 2025, 2024, and 2023, we did not incur any material expenses in defense and administrative costs relative to product liability litigation. In addition, we did not incur any settlement fees related to product liability cases in those fiscal years.

Contracts

Employment Agreements — We have employment, severance, and change of control agreements with certain officers and managers.

Other Agreements — We have distribution agreements with various third parties in the ordinary course of business.

Leases

The following summarizes our operating leases for office and/or manufacturing space:

Location of Lease	Expiration Date
Yangjiang, China	July 15, 2025
Shenzhen, China	August 31, 2025
Chicopee, Massachusetts	May 30, 2030
Phoenix, Arizona	June 30, 2026
Columbia, Missouri	November 26, 2038

Other Commitments

As of April 30, 2025, we have known purchase commitments of $30.1 million, which represent binding commitments to purchase raw materials, contract production, and finished products that are payable upon delivery of the inventory. This obligation excludes the amount included in accounts payable at April 30, 2025 related to inventory purchases and will be payable within one year. Other obligations represent other binding commitments for the expenditure of funds, including (i) amounts related to contracts not involving the purchase of inventories, such as the noncancelable portion of service or maintenance agreements for management information systems, (ii) capital spending, and (iii) advertising.

Gain Contingency

In 2018, the United States imposed additional section 301 tariffs of up to 25%, on certain goods imported from China. These additional section 301 tariffs apply to our sourced products from China and have added additional cost to us. We are utilizing the duty drawback mechanism to offset some of the direct impact of these tariffs, specifically on goods that we sold internationally. We are accounting for duty drawbacks as a gain contingency and may record any such gain from a reimbursement in future periods if and when the contingency is resolved.

15. Segment Reporting

We have evaluated our operations under ASC 280-10-50-1 – *Segment Reporting* and have concluded that we are operating as one segment based on several key factors, including the reporting and review process used by the chief operating decision maker, or CODM, who reviews only consolidated financial information and makes decisions to allocate resources based on those financial statements. Our CODM is our Chief Executive Officer.

We analyze revenue streams in various ways, including customer group, brands, product categories, and customer channels. See also Note 2 – *Summary of Significant Accounting Policies* for more information on how we disaggregate our net sales.

The CODM uses consolidated net income to set budgets, evaluate margins, review actual results and in deciding whether to reinvest profits and cash flows into our business, repurchase our stock, pursue acquisitions, or make any other capital management decisions. Consolidated net income is the measure of segment profit most consistent with U.S. GAAP that is regularly reviewed by the CODM to allocate resources and assess performance.

Significant segment level expense information provided to the CODM is consistent with our consolidated statements of operations, as presented on the accompanying consolidated statements of operations.

The measure of segment assets is reported on the accompanying consolidated balance sheet as total assets.

Exhibit 21.1

SUBSIDIARIES

Name	State or Jurisdiction of Organization
AOB Products Company	Missouri
Crimson Trace Corporation	Oregon

*   Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of American Outdoor Brands, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 26, 2025, with respect to the consolidated financial statements included in the Annual Report of American Outdoor Brands, Inc. on Form 10-K for the year ended April 30, 2025. We consent to the incorporation by reference of said report in the Registration Statement of American Outdoor Brands, Inc. on Form S-8 (File No. 333-248230).

/s/ GRANT THORNTON LLP

Hartford, Connecticut June 26, 2025

Exhibit 31.1

CERTIFICATION

I, Brian D. Murphy, certify that:

      1. I have reviewed this annual report on Form 10-K of American Outdoor Brands, Inc.;

      2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

      3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

      4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

      a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

      5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

      a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 26, 2025

                                                      /s/ Brian D. Murphy

                                                      Brian D. Murphy

                                                      President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, H. Andrew Fulmer, certify that:

1. I have reviewed this annual report on Form 10-K of American Outdoor Brands, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 26, 2025

/s/ H. Andrew Fulmer

H. Andrew Fulmer
Executive Vice President, Chief Financial Officer, and Treasurer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of American Outdoor Brands, Inc. (the "Company") for the year ended April 30, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brian D. Murphy, President and Chief Executive Officer of the Company, certify, to my best knowledge and belief, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 26, 2025

/s/ Brian D. Murphy

Brian D. Murphy
President and Chief Executive Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of American Outdoor Brands, Inc. (the "Company") for the year ended April 30, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, H. Andrew Fulmer, Executive Vice President, Chief Financial Officer, and Treasurer of the Company, certify, to my best knowledge and belief, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 26, 2025

/s/ H. Andrew Fulmer

H. Andrew Fulmer

Executive Vice President, Chief Financial Officer, and Treasurer

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Board of Directors
and Executive Officers

Board of Directors


Barry M. Monheit
Chairman [1, 2, 4]
Independent Financial
Consultant


Bradley T. Favreau
Director [1, 2]
Partner, Engine Capital


Mary E. Gallagher
Director [2, 3]
Former Chief Financial
Officer, Wheels Up


Gregory J. Gluchowski, Jr.
Director [1, 3]
President and Chief
Executive Officer, Hampton
Products International


Luis G. Marconi
Director [2, 3, 4]
Former Group Vice
President, Hormel Foods


Brian D. Murphy
Director
President and Chief
Executive Officer,
American Outdoor
Brands, Inc.

(1) Compensation Committee
(2) Nominations and Corporate
    Governance Committee
(3) Audit Committee
(4) Sustainability Sub-Committee

Executive Officers


Brian D. Murphy
President, Chief
Executive Officer, and
Director


H. Andrew Fulmer
Chief Financial Officer


James E. Tayon
Chief Product Officer


Brent A. Vulgamott
Chief Operating Officer

Statement Regarding Forward-Looking Information

Certain statements contained in this 2025 Annual Report may be deemed to be forward-looking statements under federal securities laws, and we intend that such forward-looking statements be subject to the safe-harbor created thereby. Such forward-looking statements include, but are not limited to, our belief in the strength of our brands and the trust and relationships with our retail partners; our belief in the strength of our product pipeline and intellectual property; our belief in the effectiveness of our long-term strategy; our confidence in our innovation capabilities, our cost discipline, and our flexible, asset-light operating model; and our confidence and belief in our strategic risks, uncertainties, and other initiatives. We caution that these statements are qualified by important risks, uncertainties and other factors that could cause actual results to differ materially from those reflected by such forward-looking statements. Such factors include, but are not limited to, potential disruptions in our suppliers' ability to source the raw materials necessary for the production of our products, disruptions and delays in the manufacture of our products, and difficulties encountered by retailers and other components of the distribution channel for our products; lower levels of consumer spending in general and specific to our products or product categories; our ability to introduce new products that are successful in the marketplace; interruptions of our arrangements with third-party contract manufacturers and freight carriers that disrupt our ability to fill our customers' orders; increases in costs or decreases in availability of finished products, components, and raw materials; our ability to maintain or strengthen our brand recognition and reputation; our ability to forecast demand for our products accurately; our ability to continue to expand our e-commerce business; our ability to compete in a highly competitive market; our dependence on large customers; our ability to attract and retain talent; pricing pressures by our customers; our ability to collect our accounts receivable; the potential for product recalls, product liability, and other claims or lawsuits against us; our ability to protect our intellectual property; inventory levels, both internally and in the distribution channel, in excess of demand; our ability to identify acquisition candidates, to complete acquisitions of potential acquisition candidates, to integrate acquired businesses with our business, to achieve success with acquired companies, and to realize the benefits of acquisitions in a manner consistent with our expectations; the performance and security of our information systems; our ability to comply with applicable foreign laws or regulations and the effect of increased protective tariffs; economic, social, political, legislative, and regulatory factors; such as the impact from changing economic policies, tariffs and supply chain constraints; the potential for increased regulation of firearms and firearms-related products; future investments for capital expenditures, liquidity and anticipated cash needs and availability; the potential for impairment charges; estimated amortization expense of intangible assets for future periods; actions of social or economic activists that could, directly or indirectly, have an adverse effect on our business; disruptions caused by social unrest, including related protests or disturbances; our assessment of factors relating to the valuation of assets acquired and liabilities assumed in acquisitions, the timing for such evaluations, and the potential adjustment in such evaluations; and other factors detailed from time to time in our reports filed with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended April 30, 2025.

We do not have, and expressly disclaim, any obligation to release publicly any updates or any changes in our expectations or any change in events, conditions, or circumstances on which any forward-looking statement is based.

AMERICAN OUTDOOR BRANDS, INC. HEADQUARTERS
1800 North Route Z, Columbia, MO 65202
www.aob.com

INVESTOR INFORMATION
Elizabeth Sharp
VP Investor Relations
lsharp@aob.com

TRANSFER AGENT
Krista Riley
Issuer Direct Corporation
One Glenwood Ave., Suite 1001
Raleigh, NC 27603
(919) 744-2722

























WARNING!
KEEP FINGERS OUT OF FEED CHUTE!
MEAT!

BOG
BUBBA
CALDWELL
CRIMSON TRACE
FRANKFORD ARSENAL
grilla
Hooyman
IMPERIAL
LASERLYTE
LOCKDOWN
MEAT! YOUR MAKER
OLD TIMER EST. 1958
SCHRADE
TIPTON
Uncle Henry
ust
WHEELER

LICENSED BRANDS INCLUDE:







Smith & Wesson
M&P by Smith & Wesson
Performance Center by Smith & Wesson

AMERICAN OUTDOOR BRANDS, INC. HEADQUARTERS
1800 North Route Z, Columbia, MO 65202 | www.aob.com